As filed with the Securities and Exchange Commission on June 6, 2007

Registration No. 333-130749

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chaparral Energy, Inc.

(Exact name of registrant as specified in charter)

Delaware	1311	73-1590941
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

701 Cedar Lake Boulevard

Oklahoma City, Oklahoma 73114

(405) 478-8770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert W. Kelly II

General Counsel

701 Cedar Lake Boulevard

Oklahoma City, Oklahoma 73114

(405) 478-8770

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

David C. Buck Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 Telephone: (713) 220-4301 Facsimile: (713) 238-7126	Daniel J. Zubkoff Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000 Facsimile: (212) 269-5420

Approximate date of commencement of proposed sale to the public:  As soon as practicable on or after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 6, 2007

Prospectus

             shares

Chaparral Energy, Inc.

Common stock

Chaparral Energy, Inc. is selling                          shares of common stock, and the selling stockholders identified in this prospectus are selling an additional                          shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. Certain of the selling stockholders are members of our management. See ”Principal and selling stockholders“ on page 103 for more information. This is the initial public offering of our common stock. The estimated initial public offering price is between $             and $             per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CPR,” subject to official notice of issuance.

	Per share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds to Chaparral Energy, Inc., before expenses	$	$

Proceeds to selling stockholders, before expenses	$	$

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of                  additional shares of our common stock on the same terms and conditions set forth above to cover overallotments, if any.

Investing in our common stock involves a high degree of risk. See “ Risk factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on             , 2007.

JPMorgan

Banc of America Securities LLC	Lehman Brothers

Comerica Securities	Fortis Securities

Chaparral's Areas of Operations

As of December 31, 2006

2006 year-end proved reserves – 969 Bcfe
2006 average daily production[1] – 112 Mmcfe
2006 year-end net acres – 582,469

Williston Basin
Powder River Basin
Greater Green River Basin
San Juan Basin
Anadarko Basin
Oklahoma City
Arkoma Basin
Ouachita Uplift
Fort Worth Basin
Midland Basin
Delaware Basin
Val Verde Basin
Sabine Uplift
Wilcox Trend
Miocene Trend
Frio Trend
Salt Dome Basin

Core area
Growth area[2]
Acreage[3]
Field offices
Headquarters

Rocky Mountains
Reserves: 29.1 Bcfe, 3% of total
Production[1]: 3.3 Mmcfed, 3% of total
Net Acres: 23,251

Mid-Continent
Reserves: 754.2 Bcfe, 78% of total
Production[1]: 76.8 Mmcfed, 68% of total
Net Acres: 404,936

North Texas
Reserves: 19.0 Bcfe, 2% of total
Production[1]: 3.1 Mmcfed, 3% of total
Net Acres: 17,049

Ark-La-Tex
Reserves: 25.4 Bcfe, 2% of total
Production[1]: 4.7 Mmcfed, 4% of total
Net Acres: 14,190

Permian Basin
Reserves: 94.5 Bcfe, 10% of total
Production[1]: 15.1 Mmcfed, 14% of total
Net Acres: 68,401

Gulf Coast
Reserves: 46.6 Bcfe, 5% of total
Production[1]: 9.2 Mmcfed, 8% of total
Net Acres: 54,642

[1] Pro forma for Calumet acquisition.
[2] See description inside document regarding "growth areas" beginning on page 75.
[3] Shading represents counties in which we own leasehold interest.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

Special cautionary statement regarding forward-looking statements

This prospectus includes statements that constitute forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of us and our affiliates. These statements may relate to, but are not limited to, information or assumptions about capital and other expenditures, dividends, financing plans, capital structure, cash flow, pending legal and regulatory proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, management’s plans, strategies, goals and objectives for future operations and growth.

These forward-looking statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” “should,” “seek,” “project,” “plan” or similar expressions. It should be understood that these forward-looking statements are necessarily estimates reflecting the best judgment of our senior management, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

Forward-looking statements may relate to various financial and operational matters, including, among other things:

•	fluctuations in demand or the prices received for our oil and natural gas;

•	the amount, nature and timing of capital expenditures;

•	drilling of wells;

•	competition and government regulations;

•	timing and amount of future production of oil and natural gas;

•	costs of exploiting and developing our properties and conducting other operations, in the aggregate and on a per unit equivalent basis;

•	increases in proved reserves;

•	operating costs and other expenses;

•	cash flow and anticipated liquidity;

•	estimates of proved reserves;

•	exploitation or property acquisitions;

•	marketing of oil and natural gas; and

•	general economic conditions and the other risks and uncertainties discussed in this prospectus.

Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this prospectus.

A description of certain risks relating to us and our business appears under the heading “Risk factors” beginning on page 17 of this prospectus.

ii

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless the securities laws require us to do so.

Industry and market data

The market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including the U.S. Department of Energy. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

iii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the information contained under the heading “Risk factors.” You should read the following summary together with the more detailed information, pro forma financial information and consolidated financial information and the notes thereto included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the terms “Chaparral,” “Company,” “we,” “us” and “our” refer to Chaparral Energy, Inc. and its subsidiaries.

In this prospectus, “pro forma basis” means after giving pro forma effect to (1) our 2006 acquisition of Calumet Oil Company and certain of its affiliates (2) our private issuance of common stock on September 29, 2006 for an aggregate purchase price of $102.0 million and the application of the net proceeds from such issuance and (3) the issuance of $325.0 million aggregate principal amount of our 8 7/8% Senior Notes due 2017 on January 18, 2007 and the application of the net proceeds from the issuance of the notes. See “Significant financings and acquisitions” and “Use of proceeds.” The number of shares and per share amounts will be adjusted to give effect to a         -for-         stock split that will be effected as a stock dividend prior to the consummation of this offering. Investors who are not familiar with oil and gas industry terms used in this prospectus should refer to the “Glossary of terms” section set forth in this prospectus.

Our business

Chaparral is an independent oil and natural gas production and exploitation company, headquartered in Oklahoma City, Oklahoma. Since our inception in 1988, we have increased reserves and production primarily by acquiring and enhancing properties in our core areas of the Mid-Continent and the Permian Basin. Beginning in 2000, we expanded our geographic focus to include additional areas of Ark-La-Tex, North Texas, the Gulf Coast and the Rocky Mountains. As of December 31, 2006, approximately 88% of our proved reserves were located in our core areas which generally consist of lower-risk, long-lived properties.

On October 31, 2006, we acquired all of the outstanding capital stock of Calumet Oil Company and all of the limited partnership interests and membership interests of certain of its affiliates (“Calumet”) for a cash purchase price of approximately $500.0 million. Calumet owned properties are located principally in Oklahoma and Texas, areas which were complementary to our existing core areas of operations. As of December 31, 2006, estimated proved reserves attributable to the acquisition were approximately 409 Bcfe. Calumet’s proved reserves are relatively long-lived, have relatively low production decline rates and are approximately 97% oil. In addition to increasing our average net daily production, many of the acquired properties have significant drilling and enhanced oil recovery opportunities.

As of December 31, 2006, we had estimated proved reserves of 969 Bcfe (65% proved developed and 61% crude oil) with a PV-10 value of approximately $1.6 billion. For the year ended December 31, 2006, our average daily production was 88.7 MMcfe and on a pro forma basis was 112.2 MMcfe, our estimated pro forma reserve life was 23.7 years, and our revenues and Adjusted

EBITDA, on a pro forma basis, were $335.2 million and $178.5 million, respectively. We set forth our definition of PV-10 value (a non-GAAP measure), a reconciliation of the standardized measure of discounted future net cash flows to PV-10 value, our definition of Adjusted EBITDA (a non-GAAP measure) and a reconciliation of our net income to Adjusted EBITDA, beginning on page 14.

The following table presents proved reserves and PV-10 value as of December 31, 2006, average daily production on an actual and pro forma basis for the year ended December 31, 2006, and average daily production for the three months ended March 31, 2007 by our areas of operation.

	Proved reserves as of December 31, 2006					Average daily production (MMcfe per day)	Pro forma average daily production (MMcfe per day)	Average daily production (MMcfe per day)
	Oil (MBbl)	Natural gas (MMcf)	Total (MMcfe)	Percent of total MMcfe	PV-10 value ($mm)	Year ended December 31, 2006	Year ended December 31, 2006	Three months ended March 31, 2007

Mid-Continent	83,810	251,293	754,153	77.9%	$1,155.3	53.3	76.8	69.8
Permian Basin	6,039	58,233	94,467	9.7%	170.6	15.1	15.1	16.8
Ark-La-Tex	1,077	18,919	25,381	2.6%	47.9	4.7	4.7	4.7
North Texas	2,324	5,008	18,952	2.0%	38.4	3.1	3.1	3.2
Rocky Mountains	3,563	7,679	29,057	3.0%	56.7	3.3	3.3	2.7
Gulf Coast	2,063	34,179	46,557	4.8%	93.1	9.2	9.2	9.3

Total	98,876	375,311	968,567	100.0%	$1,562.0	88.7	112.2	106.5

Business strengths

Consistent track record of low-cost reserve additions and production growth.    From 2003 to 2006, we have grown reserves and production by a compounded annual growth rate of 47% and 28%, respectively. We have achieved this through a combination of drilling success and acquisitions. Our reserve replacement ratio, which reflects our reserve additions in a given period stated as a percentage of our production in the same period, has averaged nearly 500% per year since 1999. We replaced approximately 794%, 822% and 1,186% of our production in 2004, 2005 and 2006 respectively, at an average fully developed FD&A cost of $2.38 per Mcfe over this three-year period which we believe is among the lowest in the industry.

Disciplined approach to acquisitions.    We have a dedicated team that analyzes all of our acquisition opportunities. This team conducts due diligence, with reserve engineering on a well-by-well basis, to determine whether assets under consideration meet our acquisition criteria. We typically target properties where we can identify enhancements that we believe will increase production rates and extend the producing life of the well. The large number of acquisition opportunities we review allows us to be selective and focus on properties that we believe have the most potential for value enhancement. In 2004, 2005 and 2006, our capital expenditures for acquisitions of proved properties were $28.5 million, $216.7 million and $484.4 million, respectively. These acquisition capital expenditures represented approximately 30%, 65% and 73%, respectively, of our total capital expenditures for those periods. Excluding the acquisition of Calumet in October 2006, we spent $19.5 million on acquisitions of proved properties during

2006, representing approximately 10% of total capital expenditures for that period. We expect to continue spending a significant percentage of our future capital expenditures on acquisitions as long as our investment criteria are met.

Property enhancement expertise.    Our ability to enhance acquired properties allows us to increase their production rates and economic value. Our typical enhancements include the repair or replacement of casing and tubing, installation of plunger lifts and pumping units, installation of coiled tubing or siphon string, compression, workovers and recompletion to new zones. Minimal amounts of investment have significantly enhanced the value of many of our properties.

Inventory of drilling locations.    As of December 31, 2006, we had an inventory of 741 proved developmental drilling locations and 2,647 additional potential drilling locations, which combined represent over 17 years of drilling opportunities based on our 2006 drilling rate as shown in the following table.

	Identified proved undeveloped drilling locations	Identified additional potential drilling locations	Developed Acreage Net	Undeveloped Acreage Net

Mid-Continent	571	1,609	367,476	37,460
Permian Basin	65	807	50,518	17,883
Ark-La-Tex	6	18	14,190	—
North Texas	36	99	16,286	763
Rocky Mountains	56	73	13,995	9,256
Gulf Coast	7	41	45,503	9,139

Total	741	2,647	507,968	74,501

Identified drilling locations represent total gross drilling locations identified by our management as an estimation of our multi-year drilling activities on existing acreage. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors. See “Risk factors” beginning on page 17. We have experienced a high historical drilling success rate of approximately 97% on a weighted average basis during 2004, 2005 and 2006. For the year ended December 31, 2006, we spent $133.5 million to drill 61 operated wells and to participate in 131 wells operated by others. For 2007, we have budgeted $152.0 million to drill more than 125 operated wells and to participate in more than 140 wells operated by others. To support our drilling program, we have entered into agreements which allow access to 42,400 square miles of 3-D seismic data, conducted four proprietary shoots and applied for permits for one additional proprietary 3-D shoot.

Tertiary recovery expertise and assets.    Beginning in 2000, we expanded our operations to include CO2 enhanced oil recovery. CO2 enhanced oil recovery involves the injection of CO2, which mixes with the remaining oil in place in the producing reservoir, followed by the injection of water in cycles to drive the hydrocarbons to producing wells. We have a staff of six engineers that have substantial expertise in CO2 tertiary recovery operations, as well as specific software for modeling CO2 enhanced recovery. We own a 29% interest in and operate a large CO2 tertiary flood unit in southern Oklahoma and installed and operate a second tertiary flood unit with a 54% interest in the Oklahoma panhandle. At December 31, 2006, our proved reserves included four properties where CO2 tertiary recovery methods are used, which comprise approximately 6% of our total proved reserves. With the acquisition of Calumet, and specifically the North Burbank Unit, our tertiary recovery assets include an enhanced oil recovery “EOR” polymer flood. The North Burbank Unit is in the early phases of an EOR polymer flood which was proven up by Phillips Petroleum Company through a pilot program in the mid 1980’s before being shut down due to low prevailing oil prices. We plan to expand this EOR program and ultimately to include CO2 injection.

Experienced management team.    Mark A. Fischer, our CEO and founder who beneficially owns 42.5% of our outstanding common stock, has operated in the oil and gas industry for 34 years after starting his career at Exxon as a petroleum engineer. Joe Evans, our Chief Financial Officer, has over 27 years of experience in the oil and gas industry. Individuals in our 24-person management team have an average of over 25 years of experience in the oil and gas industry.

Business strategy

We seek to grow reserves and production profitably through a balanced mix of developmental drilling, acquisitions, enhancements, tertiary oil recovery projects and a modest number of exploration projects. Further, we strive to control our operations and costs and to minimize commodity price risk through a conservative financial hedging program. The principal elements of our strategy include:

Continue lower-risk development drilling program.    During the year ended December 31, 2006, we spent approximately $129.7 million on development drilling, which represents 19% of our capital expenditures for such period. A majority of these drilling wells are in our core areas of the Mid-Continent and the Permian Basin. The wells we drill in these areas are generally development (infill or single stepout) wells.

Acquire long-lived properties with enhancement opportunities.    We continually evaluate acquisition opportunities and expect that they will continue to play a significant role in increasing our reserve base and future drilling inventory. We have traditionally targeted smaller asset acquisitions which allow us to absorb, enhance and exploit the properties without taking on excessive integration risk. In the last two years we have also made larger acquisitions that complemented our existing properties in our core areas. During the year ended December 31, 2006, we made acquisitions of approximately $489.1 million, or 73% of our total capital expenditures for such period. Our 2007 acquisition capital budget for oil and gas properties is $25.0 million, or 12% of our total capital expenditure budget.

Apply technical expertise to enhance mature properties.    Once we acquire a property and become the operator, we seek to maximize production through enhancement techniques and the reduction of operating costs. We have built Chaparral around a strong engineering team with expertise in the areas where we operate. We believe retaining our own field staff and operating offices close to our properties allows us to maintain tight control over our operations. We have 17 field offices throughout Oklahoma, Texas and Louisiana. Our personnel possess a high degree of expertise in working with lower pressure or depleted reservoirs and, as a result, are able to identify enhancement opportunities with low capital requirements such as installing a plunger lift, pumping unit or compressor. As of December 31, 2006, we had an inventory of 601 developed enhancement projects requiring total estimated capital expenditures of $26.4 million.

Expand CO2 enhanced oil recovery activities.    We have accumulated interests in 52 properties in Oklahoma and Texas that meet our criteria for CO2 tertiary recovery operations and are expanding our CO2 pipeline system to initiate CO2 injection in certain of these properties. We began CO2 injection in our Perryton Unit in December 2006 and plan to begin CO2 injection in our NW Camrick Unit in 2007. To support our existing CO2 tertiary recovery projects, we currently inject approximately 43 MMcf per day of CO2. We have a 100% ownership interest in our 86 mile Borger CO2 pipeline, a 29% interest in the 120 mile Enid to Purdy CO2 pipeline, a 58% interest in and operate the 23 mile Purdy to Velma CO2 pipeline and recently purchased 100% interest in approximately 126 miles of pipeline located in the panhandle of Oklahoma and Southwestern Kansas that will enhance our CO2 plans in this area.

Pursue modest exploration program.    In the current high-priced commodity environment, we believe a modest exploration program can provide a rate of return comparable or superior to property acquisitions in certain areas. We currently plan to spend $10.0 million, or approximately 5% of our 2007 capital expenditures, on exploration activities.

Control operations and costs.    We seek to serve as operator of the wells in which we own a significant interest. As operator, we are better positioned to control the (1) timing and plans for future enhancement and exploitation efforts; (2) costs of enhancement, drilling, completing and producing the wells; and (3) marketing negotiations for our oil and gas production to maximize both volumes and wellhead price. As of December 31, 2006, we operated properties comprising approximately 85% of our proved reserves.

Hedge production to stabilize cash flow.    Our long-lived reserves provide us with relatively predictable production. We maintain an active hedging program on our proved developed production to protect cash flows that we use for capital investments and to lock in returns on acquisitions. As of March 31, 2007, we had swaps in place for approximately 82% and 17% of our most recent internally estimated proved developed gas production for 2007 and 2008, respectively. We also had swaps in place for approximately 80% of our most recent internally estimated proved developed oil production for 2007 through 2011. While oil and gas hedging protects our cash flows during periods of commodity price declines, these hedges have resulted in net losses on oil and gas hedging activities of $21.4 million, $68.3 million and $4.2 million for the years ended December 31, 2004, 2005 and 2006, respectively, through a period of increasing commodity prices.

Significant financings and acquisitions

Below is a summary of our material financings and acquisitions that have occurred in the last twelve months:

Private equity sale.    On September 29, 2006, we closed the sale of 280,000 shares of our common stock (representing 31.9% of our outstanding common stock) to Chesapeake Energy Corporation, of which 102,000 primary shares were sold by us for an aggregate purchase price of $102.0 million and 178,000 secondary shares were sold by our selling stockholders. Proceeds from the sale to us after commissions and expenses were approximately $100.9 million. The net proceeds we received were used to reduce outstanding indebtedness under our revolving credit facility, and subsequently available borrowings were used for general corporate and working capital purposes and acquisitions of oil and gas properties, including our acquisition of Calumet.

Calumet acquisition.    On October 31, 2006, we acquired all of the outstanding capital stock of Calumet Oil Company and all of the limited partnership interests and membership interests of certain of its affiliates for a cash price of $500.0 million. The transaction was financed through an increase in our existing credit agreement to $750 million as well as from the net proceeds of approximately $100.9 million received by us in connection with the private equity sale to Chesapeake Energy Corporation on September 29, 2006. Based on a third party reserve report as of September 30, 2006, estimated provide reserves attributable to the acquisition are approximately 410 Bcfe, which equates to an acquisition price of $1.22 per Mcfe. The reserves are 97% oil and 57% proved developed with a PV-10 of $606.1 million. Daily production from the reserves averaged 28 MMcfe per day during September 2006. Two of Calumet’s largest properties, the North Burbank Unit and the Fox Deese Springer Unit, provide significant drilling and enhanced oil recovery opportunities.

Restated Credit Agreement.    On October 31, 2006, we entered into a Seventh Restated Credit Agreement in conjunction with the Calumet acquisition. The Credit Agreement provides for a $750.0 million maximum commitment amount, is secured by our oil and gas properties and matures on October 31, 2010. Availability under our Credit Agreement is subject to a borrowing base, which initially was $750.0 million and which is set by the banks semi-annually on May 1 and November 1 of each year. In addition, the banks may request a borrowing base redetermination once every six months. As a result of the issuance of our 8 7/8% Senior Notes on January 18, 2007, our borrowing base was reduced to $500.0 million. Effective May 11, 2007, the borrowing base was reaffirmed at $500.0 million. Our Credit Agreement contains various financial and other covenants. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” for additional information.

Issuance of 8 7/8% Senior Notes due 2017.    On January 18, 2007, we sold $325.0 million aggregate principal amount of 8 7/8% Senior Notes maturing on February 1, 2017, discounted at 99.178% of the principal amount, which we refer to as our 8 7/8% Senior Notes. Interest on our 8 7/8% Senior Notes is due semi-annually beginning August 1, 2007. The 8 7/8% Senior Notes are our senior unsecured obligations, rank equally in right of payment with all of our existing and future senior indebtedness and rank senior to all of our existing and future subordinated debt. The payment of the principal, interest and premium on the 8 7/8% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by our existing and some of our future restricted subsidiaries. We used the net proceeds from the sale of our 8 7/8% Senior Notes to reduce outstanding indebtedness under our senior secured credit facility and for working capital. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Our 8 7/8% Senior Notes due 2017.”

Green Country Supply Acquisition.    On April 16, 2007, we acquired all of the outstanding shares of stock of Green Country Supply, Inc. or GCS for an aggregate purchase price of $25.0 million, subject to certain post-closing price adjustments. Approximately $5.0 million of the purchase price was deposited into escrow as security for certain potential working capital, environmental and employment adjustments. GCS was owned by the former shareholders of Calumet Oil Company and provides oilfield supplies, oilfield chemicals, downhole electric submersible pumps and related services to oil and gas operators primarily in Oklahoma, Texas and Wyoming. During the year ended December 31, 2006, based on unaudited information provided to us by GCS, its total sales were approximately $43.3 million, including sales of $10.0 million to Calumet.

Oklahoma Ethanol L.L.C.    In April 2007, Oklahoma Ethanol L.L.C. agreed to construct and operate an ethanol plant in Blackwell, Oklahoma. The ethanol plant is estimated to produce a minimum of 55 million gallons of denatured ethanol annually. The ethanol plant is estimated to also generate approximately 8 MMcf per day of CO2 per year and we will have the option to acquire all or part of this CO2 for use in our tertiary oil recovery projects. The start up and construction costs for this joint venture are estimated to be between $115 million and $125 million, with Chaparral currently having a 66.67% ownership interest. We expect Oklahoma Ethanol L.L.C. will receive approximately $69 million to $75 million in secured indebtedness with recourse limited to our interests in this entity to fund construction costs and for related start-up working capital. We expect construction to commence in late 2007 with completion in 2009, and that our equity contribution will be approximately $30 million to $33 million.

Risk factors

Our business and our business strategy are subject to a number of material risks described in “Risk factors” beginning on page 17, including:

•	volatility of oil and gas prices;

•	writedowns of the carrying values of our properties;

•	risks inherent in estimating reserves;

•	our leverage and ability to borrow future funds;

•	competition for acquisitions;

•	demand for oil field equipment, services and qualified personnel;

•	changes in laws and regulations; and

•	losses from hedging obligations.

You should consider carefully these and other risks described in “Risk factors” before deciding to invest in shares of our common stock.

Chaparral Energy, Inc. is a Delaware corporation. Our principal executive offices are located at 701 Cedar Lake Boulevard, Oklahoma City, OK 73114 and our telephone number at that address is (405) 478-8770. Our web site is located at http://www.chaparralenergy.com. The information on our web site is not part of this prospectus.

The offering

Common stock offered:

By us:                  shares

By the selling stockholders:                  shares

Total offered hereby:                  shares

Common stock to be outstanding immediately following the offering:                  shares

The number of shares of our common stock outstanding after this offering is based on                  shares of common stock outstanding as of                     , 2007.

Use of proceeds:

We intend to use approximately $69.5 million of the net proceeds received by us in connection with this offering to repay outstanding indebtedness under our Credit Agreement. Certain affiliates of the underwriters to this offering are lenders under our Credit Agreement and will receive a portion of the proceeds from this offering. See “Use of proceeds” and “Underwriting.” We will not receive any of the proceeds from the sale of the shares by the selling stockholders, some of whom are members of our management. See “Principal and selling stockholders.”

Dividend policy:

We do not anticipate paying any cash dividends on our common stock.

NYSE symbol:

CPR

Other information about this prospectus

Unless specifically stated otherwise, the information in this prospectus:

•	will be adjusted to reflect a -for- stock split of our shares of common stock to be effected in the form of a stock dividend prior to the consummation of this offering;

• assumes no exercise of the underwriters’ over-allotment option; and

•	assumes an initial public offering price of $ , which is the mid-point of the range set forth on the front cover of this prospectus.

Summary consolidated historical and pro forma financial data

You should read the following summary consolidated historical and pro forma financial information in connection with the financial statements and related notes included in this prospectus, and the “Management’s discussion and analysis of financial condition and results of operations” beginning on page 42 and the “Unaudited pro forma financial data” beginning on page 37 of this prospectus. The historical consolidated financial data for each of the three fiscal years ended December 31, 2006 (except for balance sheet data as of December 31, 2004) were derived from our audited annual financial statements included in this prospectus.

The data for the three months ended March 31, 2006 and 2007 were derived from our unaudited interim financial statements also appearing in this prospectus. In the opinion of management, this three-month data includes all normal recurring adjustments necessary for a fair statement of the results for those interim periods. Our summary historical results are not necessarily indicative of results to be expected in future periods.

The summary pro forma financial data for the fiscal year ended December 31, 2006 gives effect to the transactions described on page 37 of this prospectus.

The as adjusted financial position data as of March 31, 2007 gives effect to this common stock offering and the application of the net proceeds as described in “Use of proceeds.”

The non-generally accepted accounting principle, or non-GAAP, financial measure of Adjusted EBITDA is defined by us as net income, adjusted to exclude (1) interest and other financing costs, net of capitalized interest, (2) income taxes, (3) depreciation, depletion and amortization, (4) unrealized (gain) loss on ineffective portion of hedges and (5) non-cash change in fair value of non-hedge derivative instruments. In the supplemental sections titled “Non-GAAP financial measures and reconciliations,” we have provided the necessary explanations and reconciliations for this non-GAAP financial measure.

	Year ended December 31,
	Historical			Pro forma
	2004	2005	2006	2006
(Dollars in thousands, except share and per share amounts)				(unaudited)

Operating results data:

Revenues
Oil and gas sales	$113,546	$201,410	$249,180	$339,339
Loss on oil and gas hedging activities	(21,350)	(68,324)	(4,166)	(4,166)

Total revenues	92,196	133,086	245,014	335,173

Costs and expenses
Lease operating	26,928	42,147	71,663	97,600
Production taxes	8,272	14,626	18,710	25,594
Depreciation, depletion and amortization	17,533	31,423	52,299	69,711
General and administrative	5,985	9,808	14,659	16,454

Total costs and expenses	58,718	98,004	157,331	209,359

Operating income	33,478	35,082	87,683	125,814

Non-operating income (expense)
Interest expense	(6,162)	(15,588)	(45,246)	(75,774)
Non-hedge derivative losses	—	—	(4,677)	(8,497)
Other income	279	665	792	2,611

Net non-operating expense	(5,883)	(14,923)	(49,131)	(81,660)

Income before income taxes and minority interest	27,595	20,159	38,552	44,154
Income tax expense	9,880	7,309	14,817	16,970
Minority interest	—	—	(71)	(71)

Net income	$17,715	$12,850	$23,806	$27,255

	Year ended December 31,
	Historical			Pro forma
(Dollars in thousands, except share and per share amounts)	2004	2005	2006	2006 (unaudited)

Earnings per share (historical):
Net income per share (basic and diluted)	$22.86	$16.58	$29.74	$31.08
Weighted average number of shares used in calculation of basic and diluted earnings per share	775,000	775,000	800,500	877,000

Earnings per share (pro forma for stock split):
Net income per share	$	$	$	$
Weighted average number of shares used in calculation of basic and diluted earnings per share

Cash flow data:
Net cash provided by operating activities	$46,870	$55,744	$89,198
Net cash used in investing activities	(92,141)	(325,068)	(703,848)
Net cash provided by financing activities	54,061	257,080	621,855

Other financial data (unaudited):
Capital expenditures for oil & gas properties	$96,031	$333,038	$667,137
Adjusted EBITDA(1)	51,894	81,910	121,999	$178,453

	As of December 31,
	Historical
	2004	2005	2006

Financial position data:
Cash and cash equivalents	$13,842	$1 ,598	$8,803
Total assets	308,827	647,379	1,331,435
Total debt	176,622	446,544	976,272
Retained earnings	48,692	58,126	80,883
Accumulated other comprehensive loss, net of income taxes	(12,107)	(47,967)	(3,946)
Total equity	36,586	10,167	177,864

(1)	Adjusted EBITDA is defined as net income, adjusted to exclude (1) interest and other financing costs, net of capitalized interest, (2) income taxes, (3) depreciation, depletion, and amortization, (4) unrealized (gain) loss on ineffective portion of hedges and (5) non-cash change in fair value of non-hedge derivative instruments. See “Non-GAAP financial measure and reconciliation.”

	Three months ended March 31,
(Dollars in thousands, except share and per share amounts)	2006 (unaudited)	2007 (unaudited)

Operating results data:

Revenue
Oil and gas sales	$61,295	$72,878
Loss on oil and gas hedging activities	(1,153)	(4,086)

Total revenues	60,142	68,792

Costs and expenses
Lease operating	15,133	25,604
Production taxes	4,658	5,520
Depreciation, depletion and amortization	11,053	19,714
General and administrative	3,405	5,529

Total costs and expenses	34,249	56,367

Operating income	25,893	12,425

Non-operating income (expense)
Interest expense	(9,165)	(20,677)
Non-hedge derivative losses	—	(711)
Other income	104	238

Net non-operating expenses	(9,061)	(21,150)

Income (loss) before income taxes	16,832	(8,725)
Income tax expense (benefit)	6,460	(3,371)

Net income (loss)	$10,372	$(5,354)

Earnings per share (historical):
Basic and diluted income (loss) per share	$13.38	$(6.10)
Weighted average number of shares used in calculation of basic and diluted income per share	775,000	877,000

Earnings per share (pro forma for stock split):
Basic and diluted income per share	$	$
Weighted average number of shares used in calculation of basic and diluted income per share

Cash flow data:
Net cash provided by operating activities	$29,020	$30,995
Net cash used in investing activities	(47,044)	(51,143)
Net cash provided by financing activities	24,902	20,750

Other financial data (unaudited):
Adjusted EBITDA(1)	29,658	39,737

	As of March 31, 2007
	Historical	As adjusted(2)
Financial position data:
Cash and cash equivalents	$9,405	$9,405
Total assets	1,373,261	1,373,261
Total debt	1,003,934	934,434
Retained earnings	75,529	75,529
Accumulated other comprehensive loss, net of income taxes	(18,267)	(18,267)
Total equity	158,189	227,689

(1)	Adjusted EBITDA is defined as net income (loss), adjusted to exclude (1) interest and other financing costs, net of capitalized interest, (2) income taxes, (3) depreciation, depletion, and amortization, (4) hedge ineffectiveness and (5) non-cash change in fair value of non-hedge derivative instruments. See “Non-GAAP financial measures and reconciliation.”

(2)	A $1.00 increase (decrease) in the assumed initial public offering price per share would decrease (increase) total debt by $ , assuming the number of shares offered by us set forth on the cover page of this prospectus remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

Non-GAAP financial measures and reconciliations

PV-10 Value

The PV-10 value (PV-10) is derived from the standardized measure of discounted future net cash flows which is the most directly comparable GAAP financial measure. PV-10 is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis. PV-10 is equal to the standardized measure of discounted future net cash flows at December 31, 2006 before deducting future income taxes, discounted at 10%. We believe that the presentation of the PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account corporate future income taxes and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. However, PV-10 is not a substitute for the standardized measure of discounted future net cash flows. Our PV-10 measure and the standardized measure of discounted future net cash flows do not purport to present the fair value of our oil and natural gas reserves.

The following table provides a reconciliation of the standardized measure of discounted future net cash flows to PV-10 as of December 31, 2006 for our major areas of operation.

(Dollars in millions)	PV-10 value	Present value of future income tax discounted at 10%	Standardized measure of discounted future net cash flows
Mid Continent	$1,155.3	$285.6	$869.7
Permian Basin	170.6	64.3	106.3
Ark-La-Tex	47.9	16.6	31.3
North Texas	38.4	15.1	23.3
Rocky Mountains	56.7	18.3	38.4
Gulf Coast	93.1	43.4	49.7

Total	$1,562.0	$443.3	$1,118.7

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss), adjusted to exclude (1) interest and other financing costs, net of capitalized interest, (2) income taxes, (3) depreciation, depletion and amortization, 4) unrealized (gain) loss on ineffective portion of hedges and (5) non-cash change in fair value of non-hedge derivative instruments.

Our Adjusted EBITDA measure provides additional information which may be used to better understand our operations. Adjusted EBITDA is used as a supplemental financial measurement in the evaluation of our business and should not be considered as an alternative to net income, as an indicator of our operating performance, as an alternative to cash flows from operating activities, or as a measure of liquidity. Adjusted EBITDA is not defined under generally accepted accounting principles and, accordingly, it may not be a comparable measurement to those used by other companies. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA.

	Historical			Pro forma	Historical
	Year ended December 31,			Year ended December 31,	Three months ended March 31,
(Dollars in thousands) (unaudited)	2004	2005	2006	2006	2006	2007

Net income (loss)	$17,715	$12,850	$23,806	$27,255	$10,372	$(5,354)
Interest expense	6,162	15,588	45,246	75,774	9,165	20,677
Income tax expense (benefit)	9,880	7,309	14,817	16,970	6,460	(3,371)
Depreciation, depletion, and amortization	17,533	31,423	52,299	69,711	11,053	19,714
Unrealized (gain) loss on ineffective portion of hedges	604	14,740	(18,761)	(18,761)	(7,392)	8,119
Non-cash change in fair value of non-hedge derivative instruments	—	—	4,592	7,504	—	(48)

Adjusted EBITDA	$51,894	$81,910	$121,999	$178,453	$29,658	$39,737

Summary reserve information

The following table summarizes our estimates of net proved oil and natural gas reserves as of the dates indicated and the present value attributable to the reserves at such dates (using prices in effect on December 31, 2004, 2005 and 2006), discounted at 10% per annum. Estimates of our net proved oil and natural gas reserves as of December 31, 2004, 2005 and 2006 were prepared by Cawley, Gillespie and Associates, Inc. (42% of PV-10 value in 2006) and Lee Keeling & Associates, Inc. (43% of PV-10 value in 2006), both independent petroleum engineering firms, and our engineering staff (15% of PV-10 value in 2006).

All proved reserve estimates were prepared using constant prices and costs in accordance with the guidelines of the Securities and Exchange Commission, based on the price differentials received on a property-by-property basis as of December 31 of each year. Proved reserve estimates do not include any value for probable or possible reserves which may exist, nor do they include any value for unproved acreage. The proved reserve estimates represent our net revenue interest in our properties.

	As of December 31,
	2004	2005	2006

Proved Reserves
Oil (Mbbl)	28,585	33,913	98,876
Natural gas (MMcf)	263,620	414,384	375,311
Natural gas equivalent (MMcfe)	435,130	617,862	968,567
Proved developed reserve percentage	67%	69%	65%
PV-10 value (in thousands)	$775,116	$1,602,610	$1,561,959
Estimated reserve life (in years)(1)	22.9	24.4	29.9
Cost incurred (in thousands):
Property acquisition costs
Proved properties(2)	$28,483	$216,742	$484,404
Unproved properties	2,063	5,543	4,731

Total acquisition costs	30,546	222,285	489,135
Development costs	62,371	103,479	170,987
Exploration costs	3,114	7,274	7,015

Total	$96,031	$333,038	$667,137

Annual reserve replacement ratio(3)	794%	822%	1,186%
Three-year average fully developed FD&A cost ($/Mcfe)(4)		$1.82	$2.38

(1)	Calculated by dividing net proved reserves by net production volumes for the year indicated
(2)	Includes $152,945 and $464,860 of costs related to the acquisitions of CEI Bristol and Calumet in 2005 and 2006, respectively.
(3)	Calculated by dividing the sum of reserve additions from all sources (revisions, extensions and discoveries, improved recoveries, and acquisitions) by the production for the corresponding period.
(4)	Calculated as total costs incurred, plus the increase in future development costs, divided by total proved reserve acquisitions, extensions and discoveries, and revisions as shown below (in Mcfe unless otherwise noted):

	2003	2004	2005	2006
Purchases of minerals in place	50,515	62,238	173,176	416,992
Extensions and discoveries	12,766	34,004	22,531	16,736
Revisions	102	14,535	(7,516)	(56,423)
Improved recoveries	8,202	39,722	20,262	6,653
Total reserve additions	71,585	150,499	208,453	383,958
Costs incurred	$56,962	$96,031	$333,038	$667,137
Changes in future development costs	20,494	121,938	154,042	398,241
Total costs incurred	$77,456	$217,969	$487,080	$1,065,378
Three-year average fully developed FD&A cost ($/Mcfe)			$1.82	$2.38

Summary production and sales data

The following table sets forth certain information regarding our net production volumes, sales, average prices realized, and production costs associated with sales of oil and natural gas for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

Net production volumes
Oil (MBbls)	1,173	1,449	1,906	431	758
Natural gas (MMcf)	11,923	16,660	20,949	4,868	5,033
Combined (MMcfe)	18,961	25,354	32,385	7,454	9,581

Oil and gas sales ($ in thousands)(1)
Oil	$47,537	$77,899	$117,504	$25,760	$41,524
Natural gas	66,009	123,511	131,676	35,535	31,354
Total	$113,546	$201,410	$249,180	$61,295	$72,878

Oil average sales price (per Bbl)
Price excluding hedges	$40.53	$53.76	$61.65	$59.77	$54.78
Price including hedges	$29.16	$36.43	$47.32	$41.45	$54.20

Natural gas average sales price (per Mcf)
Price excluding hedges	$5.54	$7.41	$6.29	$7.30	$6.23
Price including hedges	$4.86	$4.82	$7.39	$8.68	$5.50

Average production cost and production taxes (per Mcfe)
Average production cost(2)	$1.42	$1.66	$2.21	$2.03	$2.67
Average production taxes(3)	$0.44	$0.58	$0.58	$0.62	$0.58

(1)	Does not include the effect of oil and gas hedging activities.

(2)	Our production costs include direct lifting costs (labor, repairs and maintenance, materials and supplies), the administrative costs of field offices, insurance and gas handling charges.

(3)	Includes severance and ad valorem taxes.

Risk factors

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks relating to our business

Oil and natural gas prices are volatile. A decline in oil and natural gas prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our future financial condition, revenues, results of operations, rate of growth and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical conditions. This price volatility also affects the amount of our cash flow we have available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of factors that are beyond our control. These factors include:

•	the level of consumer demand for oil and natural gas;

•	the domestic and foreign supply of oil and natural gas;

•	commodity processing, gathering and transportation availability, and the availability of refining capacity;

•	the price and level of foreign imports of oil and natural gas;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	domestic and foreign governmental regulations and taxes;

•	the price and availability of alternative fuel sources;

•	weather conditions;

•	financial and commercial market uncertainty;

•	political conditions or hostilities in oil and natural gas producing regions, including the Middle East and South America; and

•	worldwide economic conditions.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce our revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. If the oil and natural gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations, including payments on our senior secured credit facility, our Senior Notes, or make planned capital expenditures.

We could incur a write-down of the carrying values of our properties in the future depending on oil and natural gas prices, which could negatively impact our net income and stockholder’s equity.

We utilize the full cost method of accounting for costs related to our oil and natural gas properties. Under this method, all costs incurred for both productive and nonproductive properties are capitalized and amortized on an aggregate basis using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and natural gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the prices for oil and natural gas at that date as adjusted for our cash flow hedge positions. A significant decline in oil and natural gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future writedown of capitalized costs and a non-cash charge against future earnings.

The actual quantities and present value of our proved reserves may be lower than we have estimated.

Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various estimates, including estimates based upon assumptions relating to economic factors such as commodity prices, production costs, severance and excise taxes, capital expenditures, workovers, remedial costs, and the assumed effect of governmental regulation. There are numerous uncertainties about when a property may have proved reserves as compared to possible or probable reserves, including with respect to our tertiary recovery operations. Reserve estimates are, therefore, inherently imprecise and, although we believe that we are reasonably certain of recovering the quantities we disclose as proved reserves, actual results most likely will vary from our estimates. Any significant variations from the interpretations or assumptions used in our estimates or changes of conditions could cause the estimated quantities and net present value of our reserves to differ materially. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and natural gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

You should not assume that the present values referred to in this prospectus represent the current market value of our estimated oil and natural gas reserves. The timing of production and expenses from the development and production of oil and gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In accordance with requirements of the Commission, the estimates of present values are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of these estimates. In addition, the effects of derivative instruments are not reflected in these assumed prices. Our December 31, 2006 PV-10 value uses realized prices based on a Henry Hub spot price of $5.64 per MMBtu for natural gas and a WTI Cushing spot price of $61.06 per Bbl for oil. On March 31, 2007, the Henry Hub spot price was $7.34 per MMBtu for natural gas and the WTI Cushing spot price was $65.87 per Bbl of oil.

A significant portion of total proved reserves as of December 31, 2006 are undeveloped, and those reserves may not ultimately be developed.

As of December 31, 2006, approximately 35% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling and enhanced recovery operations. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully. While we are reasonably certain of our ability to make these expenditures and to conduct these operations under existing economic conditions, these assumptions may not prove correct.

Our level of indebtedness may adversely affect our operations and limit our growth. We may have difficulty making debt service payments on our indebtedness as such payments become due.

As of March 31, 2007, on an as adjusted basis after giving effect to the use of proceeds from this offering, our total debt would be $934.4 million and our total book capitalization would be $1.2 billion. Our maximum commitment amount and the borrowing base under our new Seventh Restated Credit Agreement was $652.0 million and $500.0 million, respectively. We may incur additional debt, including significant secured indebtedness, in order to make future acquisitions, to develop our properties or for other purposes, and we expect to continue to be highly leveraged in the foreseeable future.

Our level of indebtedness affects our operations in several ways, including the following:

•	a significant portion of our cash flows from operating activities must be used to service our indebtedness and is not available for other purposes;

• we may be at a competitive disadvantage as compared to similar companies that have less debt;

•

the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants;

•

changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facility; and

•	we may be more vulnerable to general adverse economic and industry conditions.

If an event of default occurs under our Credit Agreement or our Senior Notes, the lenders or noteholders may declare the principal of, premium, if any, accrued and unpaid interest, and liquidated damages, if any, on such indebtedness to be due and payable.

We may not have sufficient funds to repay bank borrowings if required as a result of a borrowing base redetermination.

Availability under our Credit Agreement is subject to a borrowing base, which initially was $750.0 million and which is set by the banks semi-annually on May 1 and November 1 of each year. In addition, the banks may request a borrowing base redetermination once every six months. As a result of the issuance of our 8 7/8% Senior Notes on January 18, 2007, our borrowing base was adjusted to $500.0 million. If the outstanding borrowings under our Credit Agreement were to exceed the borrowing base as a result of a redetermination, we would be required to eliminate this excess. Within 10 days after receiving notice of the new borrowing base, we would be required to make an election: (1) to repay a portion of our bank borrowings in the amount of the excess either in a lump sum within 30 days or in equal monthly installments over a six-month period, (2) to submit within 90 days additional oil and gas properties we own for consideration in connection with the determination of the borrowing base sufficient to eliminate the excess or (3) to eliminate the excess through a combination of repayments and the submission of additional oil and gas properties within 90 days. If we are forced to repay a portion of our bank borrowings, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas production, acquisition, development and exploration. We face intense competition from both major and other independent oil and natural gas companies:

•	seeking to acquire desirable producing properties or new leases for future development or exploration; and

•	seeking to acquire the equipment and expertise necessary to operate and develop our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, select suitable prospects and consummate transactions in this highly competitive environment.

Significant capital expenditures are required to replace our reserves.

Our development, exploration, and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations and our revolving bank credit facility. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and natural gas, and our success in developing and producing new reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt or other methods of financing on an economic basis to meet these requirements. If revenue were to decrease as a result of lower oil and natural gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 35% of our total estimated proved reserves (by volume) at December 31, 2006 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling and enhanced recovery operations. Our historical December 31, 2006 reserve estimates reflect that our production rate on current proved developed producing reserve properties will decline at annual rates of approximately 14.3%, 11.0% and 8.6% during 2007, 2008 and 2009, respectively. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing our current reserves and economically finding or acquiring additional recoverable reserves.

Development and exploration drilling may not result in commercially productive reserves.

Drilling activities are subject to many risks, including the risk that commercially productive reservoirs will not be encountered. We cannot assure you that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit at then realized prices after deducting drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or lost circulation in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements; and

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

Shortages of oil field equipment, services and qualified personnel could reduce our cash flow and adversely affect results of operations.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling rigs and other oilfield equipment as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. It is beyond our control and ability to predict whether these conditions will exist in the future and, if so, what their timing and duration will be. These types of shortages or price increases could significantly decrease our profit margin, cash flow and operating results, or restrict our ability to drill the wells and conduct the operations which we currently have planned and budgeted.

We are subject to complex laws and regulations, including environmental and safety regulations, that can adversely affect the cost, manner and feasibility of doing business.

Our operations and facilities are subject to certain federal, state, and local laws and regulations relating to the exploration for, and development, production and transportation of, oil and natural gas, as well as environmental and safety matters. Although we believe that we are in substantial compliance with all applicable laws and regulations, we cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not harm our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with environmental and other governmental regulations such as:

•	land use restrictions;

•	drilling bonds and other financial responsibility requirements;

•	spacing of wells;

•	unitization and pooling of properties;

•	habitat and endangered species protection, reclamation and remediation, and other environmental protection;

•	well stimulation processes;

•	produced water disposal;

•	safety precautions;

•	operational reporting; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property and natural resource damages;

•	oil spills and releases or discharges of hazardous materials;

•	well reclamation costs;

•	remediation and clean-up costs and other governmental sanctions, such as fines and penalties; and

•	other environmental damages.

Our operations could be significantly delayed or curtailed and our costs of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Our use of derivative instruments could result in financial losses or reduce our income.

To reduce our exposure to decreases in the price of oil and natural gas, we may use fixed-price swaps, collars and option contracts traded on the New York Mercantile Exchange, or NYMEX, over-the-counter options and price and basis swaps with other natural gas merchants and financial institutions or other similar transactions. As of March 31, 2007, we had entered into swaps for 15,190 MMcf of our natural gas production for 2007 through 2008 at average monthly prices ranging from $6.88 to $10.15 per Mcf of natural gas. As of March 31, 2007, we had entered into swaps for 9,169 MBbl of our crude oil production for 2007 through 2011 at average monthly prices ranging from $57.86 to $68.33 per Bbl of oil. As of March 31, 2007, we had basis protection swaps for 18,350 Mcf for 2007 through 2009 at average monthly prices ranging from $0.77 to $1.17 per Mcf. The fair value of our oil and natural gas derivative instruments outstanding as of March 31, 2007 was a liability of approximately $38.5 million. Derivative instruments expose us to risk of financial loss in some circumstances, including when:

•	our production is less than expected;

•	the counter-party to the derivative instrument defaults on its contract obligations; or

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the derivative instrument.

Derivatives also expose us to risk of income reduction as derivative instruments may limit the benefit we would receive from increases in the prices for oil and natural gas. Additionally, derivatives that are not hedges must be adjusted to fair value through income. If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be offset against the change in fair value of the hedged assets, liabilities or firm commitments through income, or will be recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value, as measured using the dollar offset method, will be immediately recognized in income. If it is probable the oil or gas sales which are hedged will not occur or the hedge is not highly effective, hedge accounting is discontinued and the effect is immediately recognized in income.

Under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, if a derivative which qualified for cash flow hedge accounting is liquidated or sold prior to maturity, the gain or loss at the time of termination would remain in accumulated other comprehensive income (loss) and would be amortized into oil and gas sales over the original term of the instrument. No derivatives were liquidated or sold prior to maturity during 2004, 2005, or 2006.

Our working capital could be adversely affected if we enter into derivative instruments that require cash collateral.

The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. Although we currently do not, and do not anticipate that we will in the future, enter into derivative contracts that require an initial deposit of cash collateral, our working capital could be impacted if we enter into derivative instruments that require cash collateral and commodity prices change in a manner adverse to us. Future collateral requirements are uncertain and will depend on arrangements with our counterparties and highly volatile oil and natural gas prices.

Properties that we acquire may not produce as projected and we may be unable to accurately predict reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities.

Acquisitions of producing and undeveloped properties have been an important part of our historical growth. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including recoverable reserves, exploration or development potential, future oil and gas prices, operating costs, and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform an engineering, geological and geophysical review of the acquired properties, which we believe is generally consistent with industry practices. However, such a review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not physically inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. Our review prior to signing a definitive purchase agreement may be even more limited. Often we are not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities associated with acquired properties. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. We could incur significant unknown liabilities, including environmental liabilities, or experience losses due to title defects, in our acquisitions for which we have limited or no contractual remedies or insurance coverage. In addition, we may acquire oil and natural gas properties that contain economically recoverable reserves which are less than predicted.

We may not be able to successfully integrate Calumet’s operations with our operations.

Integration of the previously independent company is a complex, time consuming and costly process. Failure to timely and successfully integrate Calumet may have a material adverse effect on our business, financial condition and results of operations. The difficulties of combining Calumet present challenges to our management including:

•	operating a significantly larger combined company;

•	experiencing operational interruptions or the loss of key employees, customers or suppliers; and

•	consolidating other corporate and administrative functions.

The combined company is also exposed to risks that are commonly associated with transactions similar to the acquisition, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. As a result, the anticipated benefits of the acquisition may not be fully realized, if at all.

The loss of our Chief Executive Officer or other key personnel could adversely affect our business.

We depend, and will continue to depend in the foreseeable future, on the services of Mark A. Fischer, our CEO, and other officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and natural gas properties and drilling prospects, maximizing production from oil and natural gas properties, marketing oil and gas production, and developing and executing financing and hedging strategies. These persons include the executive officers listed in “Management—Executive officers and directors.” Our ability to hire and retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business.

If Mark A. Fischer ceases to be either our Chairman, CEO or President in connection with a change of control, such event could also result in a change of control event occurring under our senior credit agreement, the indenture governing our outstanding Senior Notes, or our Phantom Unit Plan.

Oil and natural gas drilling and producing operations can be hazardous and may expose us to environmental or other liabilities.

Oil and natural gas operations are subject to many risks, including well blowouts, cratering, explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these events occur, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and administrative, civil and criminal penalties; and

•	injunctions or other proceedings that suspend, limit or prohibit operations.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease prior to the date we acquire them. While we maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities. Moreover, in the future, we may not be able to obtain such insurance coverage at premium levels that justify its purchase.

Costs of environmental liabilities could exceed our estimates.

Our operations are subject to numerous environmental laws and regulations, which obligate us to install and maintain pollution controls and to clean up various sites at which regulated materials may have been disposed of or released. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters because of:

•	the uncertainties in estimating clean up costs;

•	the discovery of additional contamination or contamination more widespread than previously thought;

•	the uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties; and

•	future changes to environmental laws and regulations.

Although we believe we have established appropriate reserves for liabilities, including clean up costs, we could be required to set aside additional reserves in the future due to these uncertainties.

We are subject to financing and interest rate exposure risks.

Our future success depends on our ability to access capital markets and obtain financing at cost-effective rates. Our ability to access financial markets and obtain cost-effective rates in the future are dependent on a number of factors, many of which we cannot control, including changes in:

•	our credit ratings;

•	interest rates;

•	the structured and commercial financial markets;

•	market perceptions of us or the oil and natural gas exploration and production industry; and

•	tax rates due to new tax laws.

All of the outstanding borrowings under the Credit Agreement as of March 31, 2007 are subject to market rates of interest as determined from time to time by the banks. Any increases in these rates can have an adverse impact on our results of operations and cash flow. Assuming a constant debt level of $500.0 million, equal to our borrowing base at March 31, 2007, the cash flow impact for a 12-month period resulting from a 100 basis point change in interest rates would be $5.0 million.

The concentration of accounts for our oil and gas sales, joint interest billings or derivative instruments with third parties could expose us to credit risk.

Substantially all of our accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the energy industry. The concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Historically, we have not experienced any material credit losses on our receivables. Future concentration of sales of oil and natural gas commensurate with decreases in commodity prices could result in adverse effects.

In addition, our oil and natural gas swaps or other derivative instruments expose us to credit risk in the event of nonperformance by counterparties. Generally, these contracts are with major investment grade financial institutions and historically we have not experienced any credit losses. We believe that the guarantee of a fixed price for the volume of oil and gas hedged reduces volatility in our reported results of operations, financial position and cash flows from period to period and lowers our overall business risk. However, as also discussed along with other risks specific to derivative arrangements, we may be exposed to greater credit risk in the future.

Risks relating to this offering and to owning our common stock

Certain stockholders’ shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly.

After this offering, we will have outstanding              shares of common stock. Of these shares, the              shares we and the selling stockholders are selling in this offering, or              shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any shares purchased by one of our “affiliates” as defined in Rule 144 under the Securities Act. All of the shares outstanding other than the shares sold in this offering (a total of              shares, or              shares if the underwriters exercise their over-allotment option in full) will be “restricted securities” within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements.

In connection with this offering, we and our executive officers and directors and the holders of all of our outstanding common stock and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, neither we nor any of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances. See “Underwriting” for a description of these lock-up arrangements. Upon the expiration of these lock-up agreements,              shares, or              shares if the underwriters exercise their over-allotment option in full, will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to volume limitations and other restrictions contained in Rule 144.

After this offering, the holders of              shares, or              shares if the underwriters exercise their over-allotment option in full, will have rights, subject to some limited conditions, to demand that we include their shares in registration statements that we file on their behalf, on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

Purchasers of common stock will experience immediate and substantial dilution.

Based on an assumed initial public offering price of $             per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $             per share in the net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2007 after giving effect to this offering would be $             per share. Please read “Dilution” for a complete description of the calculation of net tangible book value.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could discourage or make it more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	a classified board of directors, so that only approximately one-third of our directors are elected each year;

•	limitations on the removal of directors; and

•

limitations on the ability of our stockholders to call special meetings and establish advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

Delaware law prohibits us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors.

Because our existing dividend policy and contractual restrictions limit our ability to pay dividends, investors must look solely to stock appreciation for a return on their investment in us.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. The terms of our Credit Agreement and the indenture governing our Senior Notes limit the payment of dividends. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

If our stock price declines after the initial offering, you could lose a significant part of your investment.

The market price of our common stock could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	the failure of securities analysts to cover our common stock after this offering or changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the Securities and Exchange Commission;

•	fluctuations in broader stock market prices and volumes, particularly among securities of oil and gas exploration and production companies;

•	changes in market valuations of similar companies;

•	additions or departures of key personnel;

•	commencement of or involvement in litigation;

•	announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	variations in our quarterly results of operations or cash flows or those of other oil and gas exploration and production companies;

•	risks relating to our business and our industry, including those discussed above;

•	strategic actions by us or our competitors;

•	future issuances and sales of our common stock, including sales by our management;

•	changes in general conditions in the U.S. economy, financial markets or the oil and gas industry; and

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. These market fluctuations may also result in a lower price of our common stock.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. Our stock price will fluctuate after this offering, as a result, you could lose a significant part or all of your investment.

Prior to this offering, there has not been a public market for our common stock. Our common stock has been approved for listing on the NYSE, subject to official notice of issuance. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•

design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

In addition, we also expect that being a public company subject to these rules and regulations will require us to modify our director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business and stock price.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will be required to comply with Section 404 as of December 31, 2007. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the NYSE. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may be adversely affected.

Some of our stockholders may have conflicts of interest with other stockholders in the future.

After this offering, Mark A. Fischer, our President and Chief Executive Officer, and Charles A. Fischer, Jr., our Executive Vice President and Chief Administrative Officer, will beneficially own approximately              % of our common stock, or approximately             % if the underwriters exercise their over-allotment option in full. As a result, Mark A. Fischer and Charles A. Fischer, Jr. will be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as this group continues to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales and other significant corporate transactions. The interests of Mark A. Fischer and Charles A. Fischer, Jr. may not coincide with the interests of other holders of our common stock.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Because two of our existing stockholders acting as a group will beneficially own in excess of 50% of our outstanding shares of common stock immediately after the completion of this offering, these stockholders acting together will be able to control the composition of our board of directors and to direct our management and policies. We expect to be deemed a “controlled company” under the rules of the NYSE. Under these rules, we will elect not to comply with certain corporate governance requirements of the NYSE, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we may utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. These stockholders’ significant ownership interest could adversely affect investors’ perceptions of our corporate governance.

Affiliates of several of the underwriters of this offering are lenders and/or agents under our Credit Agreement, which may present conflicts of interest.

JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent, collateral agent and a lender under our Credit Agreement. In addition, each of Banc of America Securities LLC, Comerica Securities, Inc. and Fortis Securities LLC has an affiliate that is a lender and/or agent under our Credit Agreement. The amount of outstanding indebtedness owed to these lender affiliates under our Credit Agreement will be reduced with a portion of the net proceeds from this offering, which may result in these underwriters being deemed to have received more than 10% of the net offering proceeds. Accordingly, this offering will be made in accordance with the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which requires, among other things, that the initial public offering price be no higher than that recommended by a “qualified independent underwriter.” Lehman Brothers Inc. is serving as the qualified independent underwriter in connection with this offering. See “Use of proceeds” and “Underwriting.”

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $69.5 million, assuming an initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders, some of whom are members of our management. See “Principal and selling stockholders.”

We intend to use approximately $69.5 million of the net proceeds from this offering to repay the outstanding indebtedness on our Credit Agreement. Although we do not have any material pending or probable acquisitions, we anticipate that we may draw down additional amounts under the Credit Agreement in the future for acquisitions.

Certain affiliates of the underwriters to this offering are lenders under our Credit Agreement. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent, collateral agent and a lender under our Credit Agreement. In addition, each of Banc of America Securities LLC, Comerica Securities, Inc. and Fortis Securities LLC has an affiliate that is a lender and/or agent under our Credit Agreement. We intend to repay approximately $69.5 million of the amounts outstanding under our Credit Agreement with the net proceeds of this offering, of which approximately $21.1 million will reduce the indebtedness outstanding to such affiliates in the aggregate. See “Underwriting.”

Dividend policy

Following this offering of our common stock, we do not currently anticipate paying any cash dividends on our common stock. We currently intend to retain all future earnings following this offering to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board. We are also currently limited in our ability to pay dividends under our Credit Agreement and the indenture governing our Senior Notes.

Capitalization

The following table sets forth our capitalization as of March 31, 2007:

•	on a historical basis;

•

on an as adjusted basis to reflect a              -for-              stock split to be effected as a stock dividend prior to the consummation of this offering, this offering and the application of the net proceeds from this offering as described under “Use of proceeds” above, as if the stock split and this offering occurred on March 31, 2007.

As of May 21, 2007, we had $370.0 million of indebtedness outstanding under our Credit Agreement. The net proceeds of this offering as described under “Use of proceeds” will be applied towards repayment of this indebtedness. This table is unaudited and should be read together with our financial statements and the accompanying notes included in this prospectus.

	As of March 31, 2007
(Dollars in thousands)	Historical	As Adjusted(1)

Cash and cash equivalents	$9,405	$9,405

Long-term debt, including capital leases and current maturities(2):
Credit Agreement	342,000	272,500
Other	14,572	14,572
8 1/2% Senior Notes due 2015	325,000	325,000
8 7/8% Senior Notes due 2017	325,000	325,000
Discount on Senior Notes	(2,638)	(2,638)

Total debt	1,003,934	934,434
Stockholders’ equity:
Common stock, $.01 par value; 877,000 shares issued and outstanding historical; shares issued and outstanding, as adjusted	9	9
Additional paid-in capital	100,918	170,418
Retained earnings	75,529	75,529
Accumulated other comprehensive loss, net of taxes	(18,267)	(18,267)

Total stockholders’ equity	158,189	227,689

Total capitalization	$1,162,123	$1,162,123

(1)	A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) each of as adjusted additional paid-in capital, total stockholders’ equity and total capitalization and would decrease (increase) adjusted total debt by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Includes current maturities of long-term debt and capital leases of $3.9 million.

Dilution

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Net tangible book value per share represents the amount of the total tangible assets less our total liabilities, divided by the number of shares of common stock that will be outstanding after giving effect to a              -for-             stock split to be effected in the form of a stock dividend prior to the closing of this offering. At March 31, 2007, we had a net tangible book value of $142.7 million, or $             per share of outstanding common stock after giving effect to a              -for-              stock split to be effected in the form of a stock dividend prior to the closing of this offering. After giving effect to the sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value at March 31, 2007 would have been $             million or $             per share. This represents an immediate increase in such net tangible book value of $             per share to existing stockholders and an immediate and substantial dilution of $             per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2007	$
Increase attributable to new public investors	$
As adjusted net tangible book value per share after this offering		$
Dilution in as adjusted net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our pro forma net tangible book value by $             million, our net tangible book value per share by $             per share and the dilution in pro forma net tangible book value to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, on an as adjusted basis set forth above as of March 31, 2007, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $            , the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased(1)	Total Consideration(2)		Average Price Per Share
Number	Percent	Amount	Percent

Existing Stockholders	%	$100,927%		$
New Public Investors

Total	100.0%		$100.0%	$

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.
(2)	A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) total consideration paid by new investors by $ million, or increase (decrease) the percent of total consideration paid by new investors by %, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

As of March 31, 2007, there were              shares of our common stock outstanding, after giving effect to the stock split to be effected in the form of a stock dividend prior to the closing of this offering, held by three stockholders of record. Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to              or approximately         % of the total number of shares of common stock outstanding after this offering and will increase the number of shares of common stock held by new investors to              or approximately         % of the total number of shares of common stock outstanding after this offering.

Unaudited pro forma financial data

The following unaudited pro forma condensed financial information for the fiscal year ended December 31, 2006 gives effect to the following transactions:

•

our 2006 acquisition of all the outstanding capital stock of Calumet Oil Company, all of the limited partnership interests of JMG Oil & Gas, LP and all of the membership interests of J.M. Graves L.L.C., including our borrowing of approximately $507.5 million under our restated credit agreement on October 31, 2006 for the acquisition;

•

the application of the $100.9 million in net proceeds received from our private equity sale to Chesapeake Energy Corporation on September 29, 2006 to pay down amounts outstanding under our Credit Agreement; and

•	the issuance of $325.0 million principal amount of our 8 7/8% Senior Notes on January 18, 2007 and the application of net proceeds.

The following unaudited pro forma financial information and explanatory notes assume the transactions all occurred on January 1, 2006. The unaudited pro forma combined financial information shows the impact of the acquisition all of the outstanding capital stock of Calumet Oil Company, all of the limited partnership interests of JMG Oil & Gas, LP and all of the membership interests of J.M. Graves L.L.C. under the purchase method of accounting.

The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined. In addition, the allocation of the purchase price reflected in the pro forma combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded.

Chaparral Energy, Inc. and subsidiaries

Unaudited pro forma condensed consolidated statement of

operations for the year ended December 31, 2006

(Dollars in thousands, except share and per share amounts)	Chaparral historical		Calumet historical	Adjustments (Note 2)		Pro forma

Revenues
Oil and gas sales		$249,180	$90,159	—			$339,339
Loss on oil and gas hedging activities		(4,166)	—	—			(4,166)

Total revenues		245,014	90,159	—			335,173

Costs and expenses
Lease operating		71,663	25,937	—			97,600
Production tax		18,710	6,884	—			25,594
Dry hole and abandonment		—	129	$(129	)(a)		—
Depreciation, depletion and amortization		52,299	3,623	13,789	(b)		69,711
Impairment of long-lived assets		—	996	(996	)(c)		—
General and administrative		14,659	1,795	—			16,454

Total costs and expenses		157,331	39,364	12,664			209,359

Operating income		87,683	50,795	(12,664)			125,814

Non-operating income (expense)
Interest expense		(45,246)	—	(30,528	)(d)		(75,774)
Non-hedge derivative losses		(4,677)	(3,820)	—			(8,497)
Other income		792	2,239	(420	)(e)		2,611

Net non-operating expense		(49,131)	(1,581)	(30,948)			(81,660)

Income before income taxes and minority interest		38,552	49,214	(43,612)			44,154

Income tax expense		14,817	—	2,153	(f)		16,970
Minority interest		(71)	—	—			(71)

Net income		$23,806	$49,214	$(45,765)			$27,255

Earnings per share (historical)
Net income per share		$29.74					$31.08

Weighted average number of shares used in calculation of basic and diluted earnings per share		800,500					877,000

Earnings per share (pro forma for stock split)
Net income per share	$					$

Weighted average number of shares used in calculation of basic and diluted earnings per share

The accompanying notes are an integral part of these statements.

Notes to unaudited pro forma condensed consolidated statement of operations

Note 1: Basis of presentation

The accompanying unaudited pro forma statement of operations of Chaparral for the year ended December 31, 2006 has been prepared to give effect to the acquisition of Calumet, including the increased borrowings under the restated credit agreement, the application of proceeds of the private equity sale on September 29, 2006, and the issuance of our 8 7/8% Senior Notes issued on January 18, 2007 as if the transactions occurred on January 1, 2006.

Chaparral uses the full cost method of accounting for its oil and gas producing activities while Calumet used the successful efforts method of accounting. Adjustments have been made to present the pro forma condensed consolidated statements of operations on the full cost method of accounting for oil and gas operations.

Note 2: Pro forma adjustments

The unaudited pro forma statements of operations include the following adjustments:

(a)	Represents the adjustment in capitalization of dry hole and abandonment of oil and gas properties of Calumet in conjunction with the adjustment from successful efforts to full cost.

(b)	Represents the adjustment of depletion, depreciation and amortization of oil and gas properties related to the allocation of additional basis of oil and gas properties associated with the purchase price allocation and change in accounting for depletion, depreciation and amortization for Calumet from successful efforts to full cost.

(c)	Represents the elimination of impairment of oil and gas properties due to change in accounting for impairment for Calumet from successful efforts to a full cost ceiling test.

(d)

Represents the adjustment to historical interest expense for the 8 7/8% Senior Notes issued January 18, 2007, the increase of outstanding borrowings under the Credit Agreement done in conjunction with the Calumet acquisition, and the application of proceeds from our private equity sale as presented in the following table:

(Dollars in thousands)	Year ended December 31, 2006

Historical interest expense	$45,246
Interest expense resulting from the issuance of the 8 7/8% Senior Notes, due 2017	28,607
Reduction in interest expense of the revolving credit agreement from the application of proceeds from the private equity sale	(4,932)
Interest expense resulting from additional credit agreement borrowings for the Calumet acquisition	3,961
Amortization of the $7,500 deferred financing costs related to the restated credit agreement	1,875
Amortization of the deferred financing costs and accretion of discount related to the issuance of the 8 7/8% Senior Notes, due 2017	1,017

Total pro forma interest expense	$75,774

(e)	Elimination of Calumet’s gain on sale of oil and gas properties as required by the full-cost method of accounting.

(f)	Adjustments to record the income tax impact of the inclusion of Calumet’s results of operations and the pro forma adjustments at the statutory rate in effect.

Selected consolidated financial data

You should read the following financial data of Chaparral in connection with the financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” included in this prospectus. The financial data as of and for each of the five years ended December 31, 2006 were derived from our audited consolidated financial statements. The data for the three months ended March 31, 2006 and 2007 were derived from our unaudited interim financial statements appearing in this prospectus. In the opinion of management, this three-month data includes all normal recurring adjustments necessary for a fair statement of the results for those interim periods. Our historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,					Three months ended March 31,
(Dollars in thousands, except share and per share amounts)	2002	2003	2004	2005	2006	2006	2007

						(unaudited)
Operating results data:
Revenues
Oil and gas sales	$42,653	$74,186	$113,546	$201,410	$249,180	$61,295	$72,878
Loss on oil and gas hedging activities	(749)	(12,220)	(21,350)	(68,324)	(4,166)	(1,153)	(4,086)

Total revenues	41,904	61,966	92,196	133,086	245,014	60,142	68,792

Costs and expenses
Lease operating	15,037	19,520	26,928	42,147	71,663	15,133	25,604
Production taxes	3,114	4,840	8,272	14,626	18,710	4,658	5,520
Depreciation, depletion and amortization	7,910	10,376	17,533	31,423	52,299	11,053	19,714
General and administrative	4,059	4,946	5,985	9,808	14,659	3,405	5,529

Total costs and expenses	30,120	39,682	58,718	98,004	157,331	34,249	56,367

Operating income	11,784	22,284	33,478	35,082	87,683	25,893	12,425

Non-operating income (expense)
Interest expense	(3,998)	(4,116)	(6,162)	(15,588)	(45,246)	(9,165)	(20,677)
Non-hedge derivative losses	—	—	—	—	(4,677)	—	(711)
Other income	1,012	208	279	665	792	104	238

Net non-operating expense	(2,986)	(3,908)	(5,883)	(14,923)	(49,131)	(9,061)	(21,150)
Income (loss) from continuing operations before income taxes, minority interest and accounting change	8,798	18,376	27,595	20,159	38,552	16,832	(8,725)
Income tax expense (benefit)	3,134	6,932	9,880	7,309	14,817	6,460	(3,371)
Minority interest	—	—	—	—	(71)	—	—
Income (loss) from continuing operations before accounting change	5,664	11,444	17,715	12,850	23,806	10,372	(5,354)
Cumulative effect of change in accounting principle, net of income taxes	—	(887)	—	—	—	—	—
Discontinued operations, net of income taxes	(617)	—	—	—	—	—	—

Net income (loss)	$5,047	$10,557	$17,715	$12,850	$23,806	$10,372	$(5,354)

	Year Ended December 31,										Three months ended March 31,
(Dollars in thousands, except share and per share amounts)	2002		2003		2004		2005		2006		2006		2007

											(unaudited)
Earnings per share (historical):
Income (loss) per share from continuing operations (basic and diluted)		$7.31		$14.77		$22.86		$16.58		$29.74		$13.38		$(6.10)
Income (loss) per share from accounting change, net		—		(1.15)		—		—		—		—		—
Income (loss) per share from discontinued operations, net		(0.80)		—		—		—		—		—		—

Net income (loss) per share (basic and diluted)		$6.51		$13.62		$22.86		$16.58		$29.74		$13.38		$(6.10)

Weighted average number of shares used in calculation of basic and diluted earnings per share		775,000		775,000		775,000		775,000		800,500		775,000		877,000

Earnings per share (pro forma for stock split):
Income (loss) per share from continuing operations (basic and diluted)	$		$		$		$		$		$		$
Income (loss) per share from accounting change, net
Income (loss) per share from discontinued operations, net

Net income (loss) per share (basic and diluted)	$		$		$		$		$		$		$

Weighted average number of shares used in calculation of basic and diluted earnings per share
Cash flow data:
Net cash provided by operating activities		$17,480		$32,541		$46,870		$55,744		$89,198		$29,020		$30,995
Net cash used in investing activities		(27,505)		(55,213)		(92,141)		(325,068)		(703,848)		(47,044)		(51,143)
Net cash provided by financing activities		8,921		26,146		54,061		257,080		621,855		24,902		20,750

	As of December 31,					As of March 31, 2007
(Dollars in thousands)	2002	2003	2004	2005	2006

						(unaudited)
Financial position data:
Cash and cash equivalents	$1,578	$5,052	$13,842	$1,598	$8,803	$9,405
Total assets	142,919	211,086	308,827	647,379	1,331,435	1,373,261
Total debt	91,780	118,355	176,622	446,544	976,272	1,003,934
Retained earnings	20,420	30,977	48,692	58,126	80,883	75,529
Accumulated other comprehensive loss, net of income taxes	(3,733)	(4,900)	(12,107)	(47,967)	(3,946)	(18,267)
Total equity	16,688	26,078	36,586	10,167	177,864	158,189
Cash dividends per common share	—	—	—	$4.40	$1.35	—

Management’s discussion and analysis of financial

condition and results of operations

The following discussion is intended to assist you in understanding our business and results of operations together with our present financial condition. This section should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this report.

Statements in our discussion may be forward-looking statements. These forward-looking statements involve risks and uncertainties. We caution that a number of factors could cause future production, revenues and expenses to differ materially from our expectations.

Overview

We are an independent oil and natural gas company engaged in the production, acquisition and exploitation of oil and natural gas properties. Our areas of operation include the Mid-Continent, Permian Basin, Gulf Coast, Ark-La-Tex, North Texas and the Rocky Mountains. We maintain a portfolio of proved reserves, development and exploratory drilling opportunities, and enhanced oil recovery projects. As of December 31, 2006, we had estimated proved reserves of 969 Bcfe, with a PV-10 value of $1.6 billion. Our reserves were 65% proved developed and 61% crude oil.

Our revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas and on our ability to find, develop and acquire oil and gas reserves that are economically recoverable. The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect our reported results of operations and the amount of our reported assets, liabilities and proved oil and natural gas reserves. We use the full cost method of accounting for our oil and gas activities.

Oil and gas prices fluctuate widely. We generally hedge a substantial portion of our expected future oil and natural gas production to reduce our exposure to commodity price decreases. The prices we receive for our oil and gas production affect our:

•	cash flow available for capital expenditures;
•	ability to borrow and raise additional capital;
•	ability to service debt;
•	quantity of oil and natural gas we can produce;
•	quantity of oil and gas reserves; and
•	operating results for oil and gas activities.

Generally our producing properties have declining production rates. Our reserve estimates reflect that our production rate on current proved developed producing reserve properties will decline at annual rates of approximately 14.3%, 11.0% and 8.6% during 2007, 2008 and 2009, respectively. To grow our production and cash flow we must find, develop and acquire new oil and natural gas reserves to replace those being depleted by production. Substantial capital expenditures are required to find, develop and acquire oil and natural gas reserves.

We believe the most significant, subjective or complex estimates we make in preparation of our financial statements are:

•	the amount of estimated revenues from oil and gas sales;

•	the quantity of our proved oil and gas reserves;
•	the timing and amount of future drilling, development and abandonment activities;
•	the value of our derivative positions;
•	the realization of deferred tax assets; and
•	the full cost ceiling limitation.

We base our estimates on historical experience and various assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates.

The following are material events that have impacted the results of operations or liquidity discussed below, or are expected to impact these items in future periods:

•

Stock Split.    On September 27, 2006, we effected a 775-for-1 stock split in the form of a stock dividend to shareholders of record as of September 26, 2006. All share and per share amounts for all periods discussed and disclosed within this prospectus have been restated to reflect this stock split.

•

Private equity sale.    On September 29, 2006, we closed the sale of an aggregate of 102,000 primary shares of Chaparral’s common stock to Chesapeake Energy Corporation for an aggregate purchase price of $102.0 million. Proceeds from the sale after commissions and expenses were approximately $100.9 million and were used for general corporate and working capital purposes and acquisitions of oil and gas properties.

•

Acquisition of Calumet Oil Company and affiliates.    On October 31, 2006, we acquired all of the outstanding capital stock of Calumet Oil Company and all of the limited partnership interests and membership interests of certain of its affiliates for a cash purchase price of approximately $500.0 million. Calumet owns properties principally located in Oklahoma and Texas, areas which are complementary to our core areas of operations. Proved reserves attributable to the acquisitions were in excess of 410 Bcfe. Calumet’s proved reserves are long-lived, have low production decline rates and are approximately 97% oil. In addition to increasing our current average net daily production, many of the properties have significant drilling and enhanced oil recovery opportunities. Additionally, as part of the transaction, we acquired Calumet’s hedging arrangements, which included hedge swaps of 75 MBbls of oil per month at $66.10 per barrel during 2006, 75 MBbls per month at $63.00 per barrel during 2007 and 30 MBbls per month at $68.10 during 2008.

•

Seventh Restated Credit Agreement.    In conjunction with the purchase of Calumet, we entered into a Seventh Restated Credit Agreement (“Credit Agreement”). As of October 31, 2006, upon the completion of the Calumet acquisition, we had $629.0 million outstanding under our Credit Agreement. As of March 31, 2007, after the issuance of our 8 7/8% Senior Notes, we had $342.0 million outstanding under the Credit Agreement. On May 11, 2007, the borrowing base was reaffirmed at $500.0 million.

•

Production Tax Credit.    During 2006, we purchased interests in two venture capital limited liability companies resulting in a total investment of $15.0 million. Our expected return on the investment will be receipt of $2 of tax credits for every $1 invested to be recouped from our Oklahoma production taxes. The investments will be accounted for as a production tax benefit asset and will be netted against tax credits realized in other income using the effective yield method over the expected recovery period.

•	Oklahoma Ethanol. In August 2005, we entered a joint venture, Oklahoma Ethanol, L.L.C. to construct and operate an ethanol production plant in Oklahoma. We spent approximately

$0.6 million and $0.5 million toward the design for the construction of the plant during the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

•

CEI-Bristol.    On September 30, 2005, we acquired the limited partner interest in CEI Bristol Acquisition, L.P. from TIFD III-X LLC, an affiliate of General Electric Capital Corporation. Total consideration paid by us, including costs associated with the settlement of all previously existing hedge positions by CEI Bristol, was approximately $158.1 million. Prior to this acquisition, we held a 1% general partner interest through our wholly-owned subsidiary Chaparral Oil, L.L.C. and TIFD III-X LLC held a 99% limited partner interest in CEI Bristol. Chaparral Oil, L.L.C. also managed CEI Bristol and its properties since 2000.

•

Green Country Supply Acquisition.    On April 16, 2007, we acquired all of the outstanding shares of stock of Green Country Supply, Inc., or GCS, for an aggregate purchase price of $25.0 million, subject to certain post-closing price adjustments. Approximately $5.0 million of the purchase price was deposited into escrow as security for certain potential working capital, environmental and employment adjustments. GCS is owned by the former shareholders of Calumet Oil Company and provides oilfield supplies, oilfield chemicals, downhole electric submersible pumps and related services to oil and gas operators primarily in Oklahoma, Texas and Wyoming.

•

8 7/8% Senior Notes due 2017.    On January 18, 2007, we issued $325.0 million aggregate principal amount of 8 7/8% Senior Notes maturing on February 1, 2017. The net proceeds from the issuance of the notes were used to pay down outstanding amounts under our Credit Agreement and for working capital.

Comparison of three months ended March 31, 2007 to three months ended March 31, 2006.

Revenues and Production.    The following table presents information about our oil and gas sales before the effects of hedging:

	Three Months Ended March 31,		Percentage Change
	2006	2007

Oil and gas sales (dollars in thousands)
Oil	$25,760	$41,524	61.2%
Gas	35,535	31,354	(11.8)%

Total	$61,295	$72,878	18.9%

Production
Oil (MBbls)	431	758	75.9%
Gas (MMcf)	4,868	5,033	3.4%

MMcfe	7,454	9,581	28.5%

Average sales prices (excluding hedging)
Oil per Bbl	$59.77	$54.78	(8.3)%
Gas per Mcf	7.30	6.23	(14.7)%
Mcfe	8.22	7.61	(7.4)%

Oil sales increased 61.2% from $25.8 million during the three months ended March 31, 2006 to $41.5 million during the same period in 2007. This increase was due to a 75.9% increase in production volumes to 758 MBbls, partially offset by an 8.3% decrease in average oil prices to $54.78 per barrel. Natural gas sales revenues decreased 11.8% from $35.5 million during the three months ended March 31, 2006 to $31.4 million during the same period in 2007. This decrease was due to a 14.7% decline in average gas prices, partially offset by a 3.4% increase in production volumes to 5,033 MMcf. Oil production for the three months ended March 31, 2007 increased primarily due to the addition of volumes from the Calumet acquisition, our drilling program and enhancements of our existing properties, partially offset by decreased production on existing producing properties due to increased seasonal weather disruptions. Approximately 355 MBbls of the oil production for the three months ended March 31, 2007 was related to properties acquired in the Calumet acquisition.

Production volumes by area were as follows (MMcfe):

	Three Months Ended March 31,		Percentage Change
	2006(1)	2007

Mid Continent	4,309	6,286	45.9%
Permian	1,315	1,509	14.8%
Ark-La-Tex	425	425	0.0%
North Texas	276	287	4.0%
Rockies	280	241	(13.9)%
Gulf Coast	849	833	(1.9)%

Totals	7,454	9,581	28.5%

(1)	During the fourth quarter of 2006, we realigned the boundaries for our reportable areas. As a result, certain reclassifications were made to prior year amounts to conform with current year presentation.

Commodity prices are determined by factors that are outside of our control. Historically, commodity prices have been volatile and we expect them to remain volatile. Commodity prices are affected by changes in market demands, overall economic activity, weather, pipeline capacity constraints, storage levels, basis differentials and other factors.

We generally hedge a substantial portion of our expected future oil and natural gas production to reduce our exposure to commodity price decreases. The effects of hedging on our net revenues are as follows:

	Three Months Ended March 31,
(dollars in thousands)	2006	2007

Gain (loss) from oil and gas hedging activities:
Hedge settlements	$(8,545)	$4,033
Hedge ineffectiveness	7,392	(8,119)

Total	$(1,153)	$(4,086)

Our loss from oil and gas hedging activities in the first quarter of 2007 was primarily due to losses on hedge ineffectiveness. As a result of higher NYMEX forward strip gas prices at March 31, 2007 compared to December 31, 2006, hedge ineffectiveness resulted in a loss of $8.1 million compared to a gain of $7.4 million in the first quarter of 2006.

Our realized prices are impacted by realized gains and losses resulting from commodity derivatives. The following table presents information about the effects of hedging on realized prices:

	Average Price		Hedged to Non-Hedged Price
	Without Hedge	With Hedge

Oil (per Bbl):
Three months ended March 31, 2006	$59.77	$41.45	69.3%
Three months ended March 31, 2007	54.78	54.20	98.9%

Gas (per Mcf):
Three months ended March 31, 2006	$7.30	$8.68	118.9%
Three months ended March 31, 2007	6.23	5.50	88.3%

Costs and Expenses.    The following table presents information about our operating expenses for the first quarter of 2006 and 2007:

	Amount			Per Mcfe
	Three Months Ended March 31,		Percent Change	Three Months Ended March 31,		Percent Change
(dollars in thousands)	2006	2007		2006	2007

Lease operating expenses	$15,133	$25,604	69.2%	$2.03	$2.67	31.5%
Production taxes	4,658	5,520	18.5%	0.62	0.58	(6.5)%
Depreciation, depletion and amortization	11,053	19,714	78.4%	1.34	1.89	41.0%
General and administrative	3,405	5,529	62.4%	0.46	0.58	26.1%

Lease operating expenses—Increase was primarily due to increases in the net number of producing wells and higher oilfield service costs, including costs associated with artificial lift on oil properties. Approximately $9.0 million of the increase were expenses attributable to the properties acquired in the Calumet acquisition. Per unit expenses were higher for all categories of lease operating expenses due to higher lifting costs associated with the Calumet properties and continued upward pressure on service costs, labor, and materials resulting from the sustained strength of commodity prices. Included in these figures are $2.7 million of costs associated with workovers in the first quarter of 2007 compared to $2.0 million in the same period of 2006.

Production taxes (which include ad valorem taxes)—Decrease was primarily due to 7.4% lower averaged realized prices, partially offset by an increase of 28.5% in production volumes compared to the same period in 2006.

Depreciation, depletion and amortization (“DD&A”)—Increase was primarily due to increase in DD&A on oil and gas properties of $8.1 million. For oil and gas properties, $4.0 million of the increase was due to higher production volumes and $4.1 million due to an increase in the DD&A rate per equivalent unit of production. Our DD&A rate on oil and gas properties per equivalent unit of production increased $0.55 to $1.89 per Mcfe primarily due to estimated higher future development costs for proved undeveloped reserves and higher cost reserve additions.

General and administrative expenses—Increase was due primarily to an increase in our office staff and related requirements caused by the increase in our level of activity, including the Calumet acquisition. In addition, we have increased our compensation plan, including a decrease in the vesting period related to the phantom unit plan in efforts to meet market demand and recruit and maintain essential personnel. Approximately $0.4 million of the increase was due to the revision in the phantom unit plan. G&A expense also includes $115,000 and $35,000 of expenses associated with Pointe Vista Development and Oklahoma Ethanol, respectively. G&A expense is net of $2.9 million in the first quarter of 2007 and $2.2 million in the same period of 2006 capitalized as part of our exploration and development activities.

Interest Expense.    Interest expense increased during the first quarter of 2007 by $11.5 million, or 126%, compared to the same period in 2006 primarily as a result of increased levels of borrowings including the issuance of our 8 7/8% Senior Notes due 2017, and higher interest rates paid. Approximately $10.5 million of the increase is due to our increased levels of borrowings and $1.0 million is due to higher interest rates paid.

Non-hedge derivative losses.    Non-hedge derivative losses were $0.7 million during the three months ended March 31, 2007 and are comprised of losses of $1.5 million on derivative contracts that were entered into in anticipation of the Calumet acquisition and did not qualify as hedges, partially offset by net gains of $0.8 million related to natural gas basis differential swaps. There were no non-hedge derivative losses in the first quarter of 2006.

Comparison of year ended December 31, 2006 to year ended December 31, 2005

Revenues and Production.    The following table presents information about our oil and gas sales before the effects of hedging:

	Year ended December 31,		Percent Change
	2005	2006

Oil and gas sales (dollars in thousands)
Oil	$77,899	$117,504	50.8%
Gas	123,511	131,676	6.6%

Total	$201,410	$249,180	23.7%

Production
Oil (MBbls)	1,449	1,906	31.5%
Gas (MMcf)	16,660	20,949	25.7%

MMcfe	25,354	32,385	27.7%

Average sales prices (excluding hedging)
Oil per Bbl	$53.76	$61.65	14.7%
Gas per Mcf	7.41	6.29	(15.1)%

Mcfe	$7.94	$7.69	(3.2)%

Oil sales increased 50.8% from $77.9 million to $117.5 million during the year ended December 31, 2006. This increase was due to a 31.5% increase in production volumes to 1,906 MBbls and a 14.7% increase in average oil prices to $61.65 per barrel. Natural gas sales revenues increased 6.6% from $123.5 million for the year ended December 31, 2005 to $131.7 million for the year ended December 31, 2006. This increase was due to a 25.7% increase in production volumes to 20,949 Mmcf, partially offset by a 15.1% decrease in average gas prices to $6.29 per Mcf. Oil and gas production for the year ended December 31, 2006 increased due primarily to the addition of volumes from acquisitions, our expanded drilling program and enhancements of our existing properties. Approximately 1,655 MMcfe of the increase was due to the Calumet acquisition.

Production volumes by area were as follows (MMcfe):

	Year ended December 31,		Percent Change
	2005	2006

Mid Continent	16,314	19,499	19.5%
Permian	3,790	5,497	45.0%
Ark-La-Tex	1,162	1,724	48.4%
North Texas	817	1,119	37.0%
Rockies	853	1,198	40.4%
Gulf Coast	2,418	3,348	38.5%

Totals	25,354	32,385	27.7%

The effects of hedging on our net revenues for the years ended December 31, 2005 and 2006 are as follows:

	Year ended December 31,
(dollars in thousands)	2005	2006

Gain (loss) from oil and gas hedging activities:
Hedge settlements	$(53,584)	$(22,927)
Hedge ineffectiveness	(14,740)	18,761

Total	$(68,324)	$(4,166)

Our loss from oil and gas hedging settlements in 2006 decreased $30.7 million due to improved hedge positions in relation to commodity prices from 2006 compared to 2005. Additionally as a result of lower NYMEX forward strip gas prices at December 31, 2006 compared to December 31, 2005, hedge ineffectiveness resulted in a gain of $18.8 million in 2006 compared to a loss of $14.7 million in 2005.

Our realized prices are impacted by realized gains and losses resulting from commodity derivatives contracts that qualify for hedge accounting. The following table presents information about the effects of hedging on realized prices:

	Average Price		Hedged to Non-Hedged Price
	Without Hedge	With Hedge

Oil (per Bbl):
Year ended December 31, 2005	$53.76	$36.43	67.8%
Year ended December 31, 2006	61.65	47.32	76.8%

Gas (per Mcf):
Year ended December 31, 2005	$7.41	$4.82	65.0%
Year ended December 31, 2006	6.29	7.39	117.5%

Costs and Expenses.    The following table presents information about our operating expenses for each of the years ended December 31, 2005 and 2006:

	Amount			Per Mcfe
	Year ended December 31,		Percent Change	Year ended December 31,		Percent Change
(dollars in thousands)	2005	2006		2005	2006

Lease operating expenses	$42,147	$71,663	70.0%	$1.66	$2.21	33.1%
Production taxes	14,626	18,710	27.9%	0.58	0.58	0.0%
Depreciation, depletion and amortization	31,423	52,299	66.4%	1.24	1.61	29.8%
General and administrative	9,808	14,659	49.5%	0.39	0.45	15.4%

Lease operating expenses—Increase was generally due to increases in the number of net producing wells and higher oilfield service costs, including costs associated with artificial lift on oil properties. Approximately $5.1 million of the increase were expenses attributable to the properties acquired in the Calumet acquisition. Per unit expenses were higher for all categories of lease operating expenses due to continued upward pressure on service costs, labor, and materials resulting from the sustained strength of commodity prices. Included in the figures are $9.5 million of costs associated with workovers in 2006 compared to $4.5 million in 2005.

Production taxes (which include ad valorem taxes)—Increase was due primarily to a 28% increase in production volumes.

Depreciation, depletion and amortization—Increase was due primarily to an increase in DD&A on oil and gas properties of $19.4 million. For oil and gas properties, $10.2 million of the increase was due to higher production volumes in 2006 and $9.2 million was due to an increase in the DD&A rate per equivalent unit of production. Our DD&A rate per equivalent unit of production on oil and gas properties increased by $0.36 to $1.45 per Mcfe primarily due to estimated higher future development costs for proved undeveloped reserves and higher cost reserve additions.

General and administrative expenses—Increase was due primarily to an increase in our office staff and related requirements caused by the increase in our level of activity. Approximately $0.9 million, or $0.03 per mcfe, of the increase related to due diligence costs incurred in connection with the Calumet acquisition and other Calumet related general and administrative expenses. Approximately $0.5 million, or $0.02 per mcfe, of the increase was due to costs incurred in connection with a postponed initial public offering. G&A expense is net of $8.3 million in 2006 and $6.2 million in 2005 capitalized as part of our exploration and development activities.

Interest expense.    Interest expense increased by $29.7 million, or 190%, compared to 2005, primarily as a result of increased levels of borrowings and higher interest rates paid. Approximately $25.9 million of the increase is due to the issuance of the 8 1/2% Senior Notes on December 1, 2005.

Non-hedge derivative losses.    Non-hedge derivative losses were $4.7 million for the year ended December 31, 2006 and are comprised of losses of $3.8 million on derivative contracts that were entered into in anticipation of the Calumet acquisition and did not qualify as hedges, and $0.9 million of losses related to natural gas basis differential swaps. There were no non-hedge derivatives in 2005.

Comparison of year ended December 31, 2005 to year ended December 31, 2004

Revenues and Production.    The following table presents information about our oil and gas sales before the effects of hedging:

	Year ended December 31,		Percentage Change
	2004	2005

Oil and gas sales (dollars in thousands)
Oil	$47,537	$77,899	63.9%
Gas	66,009	123,511	87.1%

Total	$113,546	$201,410	77.4%

Production
Oil (MBbls)	1,173	1,449	23.5%
Gas (MMcf)	11,923	16,660	39.7%

MMcfe	18,961	25,354	33.7%

Average sales prices (excluding hedging)
Oil per Bbl	$40.53	$53.76	32.6%
Gas per Mcf	5.54	7.41	33.8%

Mcfe	$5.99	$7.94	32.6%

Oil sales increased 63.9% from $47.5 million to $77.9 million during the year ended December 31, 2005. This increase was due to a 23.5% increase in production volumes to 1,449 MBbls and a 32.6% increase in average oil prices to $53.76 per barrel. Natural gas sales revenues increased 87.1% from $66.0 million for the year ended December 31, 2004 to $123.5 million for the year ended December 31, 2005. This increase was due to a 39.7% increase in production volumes to 16,660 Mmcf and a 33.8% increase in average gas prices to $7.41 per Mcf. Oil and gas production for the year ended December 31, 2005 increased due primarily to the addition of volumes from acquisitions, our expanded drilling program and enhancements of our existing properties.

Production volumes by area were as follows (MMcfe):

	Year ended December 31,		Percent Change
	2004	2005

Mid Continent	13,806	16,314	18.2%
Permian	2,966	3,790	27.8%
Ark-La-Tex	439	1,162	164.7%
North Texas	607	817	34.6%
Rockies	318	853	168.2%
Gulf Coast	825	2,418	193.1%

Totals	18,961	25,354	33.7%

The effects of hedging on our net revenues for the years ended December 31, 2004 and 2005 are as follows:

	Year ended December 31,
(dollars in thousands)	2004	2005

Loss from oil and gas hedging activities:
Hedge settlements	$(20,746)	$(53,584)
Hedge ineffectiveness	(604)	(14,740)

Total	$(21,350)	$(68,324)

Our loss from oil and gas hedging settlements in 2005 increased $32.8 million due to higher commodity prices in relation to our hedge position from 2005 compared to 2004. Additionally as a result of higher NYMEX forward strip gas prices at December 31, 2005 compared to December 31, 2004, hedge ineffectiveness resulted in a loss of $14.7 million compared to $0.6 million in 2004.

Our realized prices are impacted by realized gains and losses resulting from commodity derivatives. The following table presents information about the effects of hedging on realized prices:

	Average Price		Hedged to Non-Hedged Price
	Without Hedge	With Hedge

Oil (per Bbl):
Year ended December 31, 2004	$40.53	$29.16	71.9%
Year ended December 31, 2005	53.76	36.43	67.8%

Gas (per Mcf):
Year ended December 31, 2004	$5.54	$4.86	87.7%
Year ended December 31, 2005	7.41	4.82	65.0%

Costs and Expenses.    The following table presents information about our operating expenses for each of the years ended December 31, 2004 and 2005:

	Amount			Per Mcfe
	Year ended December 31,		Percent Change	Year ended December 31,		Percent Change
(dollars in thousands)	2004	2005		2004	2005

Lease operating expenses	$26,928	$42,147	56.5%	$1.42	$1.66	16.9%
Production taxes	8,272	14,626	76.8%	0.44	0.58	31.8%
Depreciation, depletion and amortization	17,533	31,423	79.2%	0.92	1.24	34.8%
General and administrative	5,985	9,808	63.9%	0.32	0.39	21.9%

Lease operating expenses—Increase was due primarily to increases in the number of net producing wells and higher oilfield service costs. Included in the figures are $4.5 million of costs associated with workovers in 2005 compared to $2.4 million in 2004.

Production taxes (which include ad valorem taxes)—Increase was due primarily to a 34% increase in production volumes and average realized prices being 33% higher for the year ended December 31, 2005 compared to the same period in 2004.

Depreciation, depletion and amortization—Increase was due primarily to an increase in DD&A on oil and gas properties of $13.1 million. For oil and gas properties, $7.0 million of the increase was due to higher production volumes in 2005 and $6.1 million was due to an increase in the DD&A rate per equivalent unit of production. Our DD&A rate per equivalent unit of production on oil and gas properties increased by $0.32 to $1.09 per Mcfe primarily due to estimated higher future development costs for proved undeveloped reserves.

General and administrative expenses—Increase was due primarily to an increase in our office staff and related requirements caused by the increase in our level of activity. Approximately $0.5 million of the increase is due to professional fees associated with documenting our internal controls over financial reporting for compliance with the Sarbanes-Oxley Act of 2002. The remainder of the G&A expense is net of $6.2 million in 2005 and $4.2 million in 2004 capitalized as part of our exploration and development activities.

Interest expense—Interest expense increased by $9.4 million, or 153%, compared to 2004, primarily as a result of increased levels of borrowings and higher interest rates paid. Approximately $5.6 million of the increase is due to an increase of approximately $64.0 million in the average amount outstanding under the Credit Agreement and term notes and an increase in the average interest rate paid from 4.3% in 2004 to 5.7% in 2005 (which is 33.3% higher than 2004). Approximately $2.4 million of the increase is due to the issuance of the 8 1/2% Senior Notes on December 1, 2005 and $1.4 million of the increase is due to the GE Bridge Loan entered into to finance the CEI-Bristol acquisition that was subsequently refinanced with the net proceeds from the 8 1/2% Senior Notes.

Liquidity and capital resources

Overview.    Our primary sources of liquidity are cash generated from our operations, issuance of equity and our revolving credit line. At March 31, 2007, we had approximately $9.4 million of cash and cash equivalents and $157.1 million of availability under our revolving credit line with a borrowing base of $500.0 million. We believe that we will have sufficient funds available through our cash from operations and borrowing capacity under our revolving line of credit to meet our normal recurring operating needs, debt service obligations, capital requirements and contingencies for the next 12 months. We may adjust our planned capital expenditures depending on the timing and amount of any equity funding received and the availability of acquisition opportunities that meet our investment criteria.

We pledge our producing oil and gas properties to secure our revolving credit line. The banks establish a borrowing base by making an estimate of the collateral value of our oil and gas properties. We utilize the available funds as needed to supplement our operating cash flows as a financing source for our capital expenditures. Our ability to fund our capital expenditures is dependent on the level of product prices and the success of our acquisition and development program in adding to our available borrowing base. If oil and gas prices decrease from the amounts used in estimating the collateral value of our oil and gas properties, the borrowing base may be reduced, thus reducing funds available for our capital expenditures. We mitigate a potential reduction in our borrowing base caused by a decrease in oil and gas prices through the use of commodity derivatives.

In this section we describe our current plans for capital expenditures, identify the resources available to fund the capital expenditures and discuss the principal factors that can affect our liquidity and capital resources.

Capital expenditures.    For the year ended December 31, 2006, we incurred actual costs as summarized by area in the following table:

(Dollars in thousands)	For the year ended December 31, 2006(1)	Percent of total

Mid-Continent(2)	$547,873	82.1%
Permian Basin	49,510	7.4%
Ark-La-Tex	5,194	0.8%
North Texas	17,154	2.6%
Rocky Mountains	15,804	2.4%
Gulf Coast	31,602	4.7%

	$667,137	100.0%

(1)	Includes $10.8 million of additions relating to increases in Chaparral’s asset retirement obligations.

(2)	Includes $464.9 million of costs related to the acquisition of Calumet.

In addition to the capital expenditures for oil and gas properties, we spent approximately $12.7 million for the acquisition and construction of new office and administrative facilities and equipment during 2006.

Our actual costs incurred for the year ended December 31, 2006 and our current 2007 budgeted capital expenditures for oil and gas properties are detailed in the table below:

(Dollars in thousands)	For the year ended December 31, 2006(1)	2007 budgeted capital expenditures(3)

Development activities:
Developmental drilling	$127,280	$122,000
Enhancements	31,036	30,000
Tertiary recovery	12,671	20,000

Acquisitions:
Proved properties(2)	484,404	25,000
Unproved properties	4,731	5,000
Exploration activities	7,015	10,000

Total	$667,137	$212,000

(1)	Includes $10.8 million of additions relating to increases in Chaparral’s asset retirement obligations.

(2)	The 2007 acquisition budget does not include $25 million that we paid for the acquisition of Green Country Supply, Inc., or an anticipated ethanol plant investment of approximately $30 to $33 million.

(3)	Our current 2007 capital expenditure budget for oil and gas properties is $212.0 million assuming we receive net proceeds from an issuance of our equity during 2007.

Our 2007 budgeted development and exploratory drilling and tertiary recovery capital expenditures summarized by area are detailed in the table below:

(Dollars in thousands)	2007 drilling capital expenditures	Percent of total

Mid-Continent	$99,000	65.0%
Permian Basin	31,000	20.4%
Ark-La-Tex	1,000	0.7%
North Texas	10,000	6.6%
Rocky Mountains	1,000	0.7%
Gulf Coast	10,000	6.6%

	$152,000	100.0%

A majority of our capital expenditure budget for development drilling in 2007 is allocated to our core areas of the Mid-Continent and Permian Basin. The wells we drill in these areas are primarily infill or single stepout wells. We also have budgeted increased capital expenditures for our CO2 tertiary recovery projects in the Mid-Continent and Permian Basin.

We continually evaluate our capital needs and compare them to our estimated funds available. Our actual expenditures during fiscal 2007 may be higher or lower than our budgeted amounts. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including the results of our development and exploration efforts, the availability of sufficient capital resources by us and other participants for drilling prospects, economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability of drilling rigs and crews, our financial results and the availability of leases on reasonable terms and permitting for the potential drilling locations.

Cash provided from operating activities.    Substantially all of our cash flow from operating activities is from the production and sale of oil and gas adjusted by associated hedging activities. We use the net cash provided by operations to partially fund our acquisition, exploration and development activities. For the year ended December 31, 2006, the net cash provided from operations was approximately 38% of our net cash used in investing activities excluding the Calumet acquisition. For the year ended December 31, 2006, cash flow from operating activities increased by 60% from the prior year. This increase was due primarily to an increase in oil and gas sales revenue and reduced settlement losses on hedging activities partially offset by higher operating expense.

For the three months ended March 31, 2007, net cash provided from operations increased 6.8% from the same period in the prior year and provided approximately 60.6% of our net cash outflows used in investing activities. The increase is due primarily to an increase in oil and gas sales revenue, partially offset by higher operating expenses.

Our current credit facility.    On October 31, 2006, we entered into a Seventh Restated Credit Agreement in conjunction with the Calumet acquisition. The Credit Agreement provided for a $750.0 million maximum commitment amount, is secured by our oil and gas properties and matures on October 31, 2010. Obligations under the Credit Agreement are also secured by pledges by us and each of the borrowers of equity interests in other subsidiaries owned by us and them, excluding specified entities. Availability under our Credit Agreement is subject to a borrowing base, which initially was $750.0 million and which is set by the banks semi-annually on May 1 and November 1 of each year. In addition, the lenders may request a borrowing base redetermination once every six months. As a result of the issuance of our 8 7/8% Senior Notes on January 18, 2007, borrowing base was adjusted to $500 million. As of March 31, 2007, we had $342.0 million outstanding under our Credit Agreement.

If the outstanding borrowings under our Credit Agreement were to exceed the borrowing base as a result of a redetermination, we would be required to eliminate this excess. Within 10 days after receiving notice of the new borrowing base, we would be required to make an election: (1) to repay a portion of our bank borrowings in the amount of the excess either in a lump sum within 30 days or in equal monthly installments over a six-month period, (2) to submit within 90 days additional oil and gas properties we own for consideration in connection with the determination of the borrowing base sufficient to eliminate the excess or (3) to eliminate the excess through a combination of repayments and the submission of additional oil and gas properties within 90 days.

Borrowings under our Credit Agreement are made, at our option, as either Eurodollar loans or Alternate Base Rate, or ABR, loans. At March 31, 2007, all of our borrowings were Eurodollar loans.

Interest on Eurodollar loans is computed at LIBOR, defined as the rate applicable to dollar deposits in the London interbank market with a maturity comparable to the interest period (one, two, three or six months, selected by us) times a Statutory Reserve Rate multiplier, as defined in the agreement, plus a margin where the margin varies from 1.25% to 2.50% depending on the utilization percentage of the conforming borrowing base. At March 31, 2007, the LIBOR rate was 5.32%, the Statutory Reserve Rate multiplier was 100% and the applicable margin and commitment fee together were 1.79% resulting in an effective interest rate of 7.11% for Eurodollar borrowings. Interest payments on Eurodollar borrowings are due the last day of the interest period, if shorter than three months or every three months.

Interest on the ABR loans is computed as the greater of (1) the Prime Rate, as defined in our Credit Agreement, or (2) the Federal Funds Effective Rate plus  1/2 of 1%; plus a margin where the margin varies from 0.00% to 1.00% depending on the utilization percentage of the borrowing base. At March 31, 2007, the applicable rate was 8.25% and the applicable margin was 0.50% resulting in an effective interest rate of 8.75% for ABR borrowings. Interest payments on ABR borrowings are due the last day of each March, June, September and December.

Commitment fees of 0.25% to 0.50% accrue on the unused portion of the borrowing base amount, depending on the utilization percentage, and are included as a component of interest expense. We have the right to make prepayments of the borrowings at any time without penalty or premium.

Our Credit Agreement contains restrictive covenants that may limit our ability, among other things, to:

•	incur additional indebtedness;

•	create or incur additional liens on our oil and gas properties;

•	pay dividends in cash or other property, redeem our capital stock or prepay certain indebtedness;

•	make investments in or loans to others;

•	change our line of business;

•	enter into operating leases;

•	merge or consolidate with another person, or lease or sell all or substantially all of our assets;

•	sell, farm-out or otherwise transfer property containing proved reserves;

•	enter into transactions with affiliates;

•	issue preferred stock;

•	enter into negative pledge agreements or agreements restricting the ability of our subsidiaries to pay dividends;

•	enter into certain swap agreements; and

•	amend, modify or waive under our permitted bond documents (i) any covenants that would make the terms materially more onerous to us or (ii) certain other provisions.

The Credit Agreement requires us to maintain a Consolidated Total Debt to Consolidated EBITDAX Ratio, as defined in our Credit Agreement, of not greater than:

•	5.00 to 1.0 for the annualized period commencing on January 1, 2007 and ending on the last day of the fiscal quarter ending on March 31, 2007;

•	4.75 to 1.0 for the annualized period commencing on January 1, 2007 and ending on the last day of the fiscal quarter ending on June 30, 2007;

•	4.50 to 1.0 for the annualized period commencing on January 1, 2007 and ending on the last day of the fiscal quarter ending on September 30, 2007;

•	4.25 to 1.0 for the four consecutive fiscal quarters ending on December 31, 2007; and

•

4.00 to 1.0 for the four consecutive fiscal quarters ending on March 31, 2008 and for each period of four consecutive fiscal quarters ending on the last day of such applicable fiscal quarter thereafter.

As of March 31, 2007, we did not meet the 5.00 to 1.0 Consolidated Total Debt to Consolidated EBITDAX ratio as required by the Credit Agreement. Effective May 11, 2007, the Credit Agreement was amended to replace the Total Debt to EBITDAX ratio with a Consolidated Senior Total Debt to Consolidated EBITDAX ratio. For purposes of the amended ratio, Consolidated Senior Total Debt consists of all outstanding loans under the Credit Agreement, letters of credit and all obligations under capital leases, as defined in the First Amendment to our Credit Agreement. The amended Credit Agreement requires us to maintain a Consolidated Senior Total Debt to Consolidated EBITDAX ratio, as defined in our Credit Agreement, of not greater than:

•

2.75 to 1.0 for the annualized periods commencing on January 1, 2007 and ending on the last day of the fiscal quarters ending on March 31, 2007, June 30, 2007 and September 30, 2007 and for the four consecutive fiscal quarters ending on December 31, 2007; and

•

2.50 to 1.0 for the four consecutive fiscal quarters ending on March 31, 2008 and for each period of four consecutive fiscal quarters ending on the last day of such applicable fiscal quarters thereafter.

We believe we were in compliance with all covenants under the Credit Agreement as amended through May 11, 2007, as of March 31, 2007, if such amendment had been effective March 31, 2007.

The Credit Agreement also specifies events of default, including:

•	our failure to pay principal or interest under the Credit Agreement when due and payable;

•	our representations or warranties proving to be incorrect, in any material respect, when made or deemed made;

•	our failure to observe or perform certain covenants, conditions or agreements under the Credit Agreement;

•	our failure to make payments on certain other material indebtedness when due and payable;

•	the occurrence of any event or condition that requires the redemption or repayment of, or an offer to redeem or repay, certain other material indebtedness prior to its scheduled maturity;

•

the commencement of an involuntary proceeding seeking liquidation, reorganization or other relief, or the appointment of a receiver, trustee, custodian or other similar official for us or our subsidiaries, and the proceeding or petition continues undismissed for 60 days or an order approving the foregoing is entered;

•	our inability, admission or failure generally to pay our debts as they become due;

•	the entry of a final, non-appealable judgment for the payment of money in excess of $5.0 million;

•	a Change of Control (as defined in the Credit Agreement); and

•

the occurrence of a default under any permitted bond document, which such default continues unremedied or is not waived prior to the expiration of any applicable grace or cure under any permitted bond document.

Our Credit Agreement requires us to maintain a Current Ratio, as defined in our Credit Agreement, of not less than 1.0. The definition of current assets and current liabilities used for determination of the current ratio computed for loan compliance purposes differs from current assets and current liabilities determined in compliance with generally accepted accounting principles. Since compliance with financial covenants is a material requirement under our Credit Agreement, we consider the current ratio calculated under our Credit Agreement to be a useful measure of our liquidity because it includes the funds available to us under our Credit Agreement and is not affected by the volatility in working capital caused by changes in the fair value of derivatives. At December 31, 2006 and March 31, 2007, our current ratio as computed using generally accepted accounting principles was 0.88 and 0.69, respectively. After giving effect to the adjustments, our current ratio computed for loan compliance purposes was 2.15 and 2.29, respectively. The following table reconciles our current assets and current liabilities using generally accepted accounting principles to the same items for purposes of calculating the current ratio for our loan compliance:

(Dollars in thousands)	December 31, 2006	March 31, 2007

Current assets per GAAP	$91,863	$92,417
Plus—Availability under Credit Agreement	112,136	157,136
Less—Deferred tax asset on derivative instruments and asset retirement obligation	(847)	(7,170)
Less—Short-term derivative instruments	(7,599)	(530)

Current assets as adjusted	$195,553	$241,853

Current liabilities per GAAP	$104,255	$133,643
Less—Short-term derivative instruments	(12,376)	(27,123)
Less—Short-term asset retirement obligation	(749)	(749)

Current liabilities as adjusted	$91,130	$105,771

Current ratio for loan compliance	2.15	2.29

Our 8 1/2% Senior Notes due 2015.    On December 1, 2005, we issued $325.0 million aggregate principal amount of 8 1/2% Senior Notes maturing on December 1, 2015. The 8 1/2% Senior Notes are our senior unsecured obligations, rank equally in right of payment with all of our existing and future senior indebtedness and rank senior to all of our existing and future subordinated debt. The payment of the principal, interest and premium on the 8 1/2% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by our existing and some of our future restricted subsidiaries, as defined in the indenture.

On and after December 1, 2010, we may redeem some or all of the 8 1/2% Senior Notes at any time at redemption prices specified in the indenture, plus accrued and unpaid interest to the date of redemption.

In addition, upon completion of a qualified equity offering prior to December 1, 2008, we are entitled to redeem up to 35% of the aggregate principal amount of the 8 1/2% Senior Notes from the proceeds, so long as:

•	we pay to the holders of such notes a redemption price of 108.5% of the principal amount of the 8 1/2% Senior Notes, plus accrued and unpaid interest to the date of redemption; and

•	at least 65% of the aggregate principal amount of the 8 1/2% Senior Notes remains outstanding after each such redemption, other than 8 1/2% Senior Notes held by us or our affiliates.

Finally, prior to December 1, 2010, the notes may be redeemed in whole or in part at a redemption price equal to the principal amount of the notes plus accrued and unpaid interest to the date of redemption plus an applicable premium specified in the indenture.

We and our restricted subsidiaries are subject to certain negative and financial covenants under the indenture governing the 8 1/2% Senior Notes. The provisions of the indenture limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	make investments;

•	incur liens;

•	create any consensual limitation on the ability of our restricted subsidiaries to pay dividends, make loans or transfer property to us;

•	engage in transactions with our affiliates;

•	sell assets, including capital stock of our subsidiaries; and

•	consolidate, merge or transfer assets.

If we experience a change of control (as defined in the indenture governing the 8 1/2% Senior Notes), including making certain asset sales, subject to certain conditions, we must give holders of the 8 1/2% Senior Notes the opportunity to sell to us their 8 1/2% Senior Notes at 101% of the principal amount, plus accrued and unpaid interest.

Our 8 7/8% Senior Notes due 2017.    On January 18, 2007, we issued $325.0 million aggregate principal amount of 8 7/8% Senior Notes maturing on February 1, 2017. The 8 7/8% Senior Notes are our senior unsecured obligations, rank equally in right of payment with all of our existing and future senior indebtedness, including our existing 8 1/2% Senior Notes, and rank senior to all of our existing and future subordinated debt. The payment of the principal, interest and premium on the 8 7/8% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by our existing and some of our future restricted subsidiaries, as defined in the indenture.

On and after February 1, 2012, we may redeem some or all of the 8 7/8% Senior Notes at any time at redemption prices specified in the indenture, plus accrued and unpaid interest to the date of redemption.

In addition, upon completion of a qualified equity offering prior to February 1, 2010, we are entitled to redeem up to 35% of the aggregate principal amount of the 8 7/8% Senior Notes from the proceeds, so long as:

•	we pay to the holders of such notes a redemption price of 108.875% of the principal amount of the 8 7/8% Senior Notes, plus accrued and unpaid interest to the date of redemption; and

•	at least 65% of the aggregate principal amount of the 8 7/8% Senior Notes remains outstanding after each such redemption, other than 8 7/8% Senior Notes held by us or our affiliates.

Finally, prior to February 1, 2012, the notes may be redeemed in whole or in part at a redemption price equal to the principal amount of the notes plus accrued and unpaid interest to the date of redemption plus an applicable premium specified in the indenture.

We and our restricted subsidiaries are subject to certain negative and financial covenants under the indenture governing the 8 7/8% Senior Notes. The provisions of the indenture limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	make investments;

•	incur liens;

•	create any consensual limitation on the ability of our restricted subsidiaries to pay dividends, make loans or transfer property to us;

•	engage in transactions with our affiliates;

•	sell assets, including capital stock of our subsidiaries; and

•	consolidate, merge or transfer assets.

If we experience a change of control (as defined in the indenture governing the 8 7/8% Senior Notes), including making certain asset sales, subject to certain conditions, we must give holders of the 8 7/8% Senior Notes the opportunity to sell to us their 8 7/8% Senior Notes at 101% of the principal amount, plus accrued and unpaid interest.

Alternative capital resources.    We have historically used cash flow from operations, debt financing and private issuance of common stock as our primary sources of capital. In the future we may use additional sources such as asset sales, additional public or private issuances of common or preferred stock, or project financing. While we believe we would be able to obtain funds through one or more of these alternative sources, if needed, we cannot provide assurance that these resources would be available on terms acceptable to us.

Contractual obligations.    The following table summarizes our contractual obligations and commitments as of December 31, 2006:

(Dollars in thousands)(1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Debt:
Revolving credit line—including estimated interest expense	$47,020	$731,040	$—	$—	$778,060
Senior Notes, including estimated interest expense	27,625	82,875	82,875	380,250	573,625
Other long-term notes—including estimated interest expense	4,299	11,063	1,046	178	16,586
Capital leases—including estimated interest	176	171	—	—	347
Operating leases	595	282	—	—	877
Abandonment obligations	749	2,247	2,247	22,883	28,126
Derivative obligations	12,376	627	866	—	13,869
Drilling obligation	1,897	—	—	—	1,897
Preferential purchase right	5,005	—	—	—	5,005

Total	$99,742	$828,305	$87,034	$403,311	$1,418,392

(1)	As of December 31, 2006, we had no off-balance sheet arrangements.

We entered into an agreement to build a natural gas pipeline, a CO2 pipeline and compression facilities at an ethanol plant expected to be constructed and operational in 2007. The construction of these pipelines and facilities and the related costs are contingent on certain events and are currently estimated to be a minimum of $2.2 million. We also have a long-term contract to purchase all of the CO2 manufactured at the ethanol plant, if built. Based on estimated plant capacity, it is estimated that we will purchase approximately 4.2 Mmcf per day at variable contract prices over the ten-year contract term with the possibility of renewal.

We have two additional long-term contracts that require us to purchase CO2 for tertiary recovery projects. Under one contract we may purchase a variable amount of CO2, up to 20.0 MMcf per day through July 1, 2010. We have historically taken less CO2 than the maximum allowed in the contract and based on our current level, we project we would purchase approximately 16.0 MMcf per day over the remainder of the term of the contract. We may also purchase a variable amount of CO2 under the second contract, up to 10.0 Mmcf per day through August 23, 2016, which is consistent with our current level. Pricing under both contracts is dependent on certain variable factors, including the price of oil.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of these statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and other sources that we believe are reasonable at the time. Actual results may differ from the estimates and assumptions we used in preparation of our financial statements. We evaluate our estimates and assumptions on a regular basis. Described below are the most significant policies and the related estimates and assumptions we apply in the preparation of our financial statements. See Note 1 to our consolidated financial statements for a discussion of additional accounting policies and estimates made by management.

Revenue recognition.     We derive almost all of our revenue from the sale of crude oil and natural gas produced from our oil and gas properties. Revenue is recorded in the month the product is delivered to the purchaser. We receive payment on substantially all of these sales from one to three months after delivery. At the end of each month, we estimate the amount of production delivered to purchasers that month and the price we will receive. Variances between our estimated revenue and actual payment received for all prior months are recorded in the month payment is received.

Derivative Instruments.     Certain of our crude oil and natural gas derivative contracts are designed to be treated as cash flow hedges under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activity”, as amended, or SFAS 133. This policy significantly impacts the timing of revenue or expense recognized from this activity as our contracts are adjusted to their fair value at the end of each month. Pursuant to SFAS 133, the effective portion of the hedge gain or loss, meaning that the change in the fair value of the contract offsets the changes in the expected future cash flows from our forecasted production, is recognized in income when the hedged production is reported as revenue. We reflect this as an adjustment to our revenue in the “Loss on oil and gas hedging activities” line in our consolidated statements of income. Until hedged production is reported in earnings and the contract settles, the change in the fair value of the contract is reported in the “Accumulated other comprehensive income (loss)” line item in our consolidated statements of stockholders’ equity. The ineffective portion is calculated as the difference between the change in fair value of the derivative and the estimated change in cash flows from the item hedged. The ineffective portion of the hedge gain or loss is reported in the “Loss on oil and gas hedging activities” line item each period. Our derivative contracts that do not qualify for cash flow hedge treatment are marked to their period end market values with changes reported in earnings, and our consolidated statements of income could include large non-cash fluctuations, particularly in volatile pricing environments.

Oil and gas properties.

•

Full cost accounting.     We use the full cost method of accounting for our oil and gas properties. Under this method, all costs incurred in the exploration and development of oil and gas properties are capitalized into a cost center. These costs include drilling and equipping productive wells, dry hole costs, seismic costs and delay rentals. Capitalized costs also include salaries, employee benefits, consulting services and other expenses that directly relate to our exploration and development activities.

•

Proved oil and gas reserves quantities.     Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geologic and engineering data demonstrate with reasonable certainty to be recoverable in future periods from known reservoirs under existing economic and operating conditions. The estimates of proven reserves for a given reservoir may change significantly over time as a result of changing prices, operating cost, additional development activity and the actual operating performance.

Our proved reserve information included in this report is based on estimates prepared by Cawley, Gillespie & Associates, Inc. and Lee Keeling & Associates, Inc., each independent petroleum engineers, and our engineering staff. The independent petroleum engineers evaluated approximately 85% of the estimated future net revenues of our proved reserves discounted at 10% as of December 31, 2006 and our engineering staff evaluated the remainder. We continually make revisions to reserve estimates throughout the year as additional information becomes available.

•

Depreciation, depletion and amortization.     The quantities of proved oil and gas reserves are a significant component of our calculation of depreciation, depletion and amortization expense and revisions in such estimates may alter the rate of future expense. The depreciation, depletion and amortization rate is determined using the units-of-production method based on estimates of proved oil and gas reserves and production, which are converted to a common unit of measure based on the relative energy content.

•

Full cost ceiling limitation.     Under the full cost method, the net capitalized costs of oil and gas properties recorded on our balance sheet cannot exceed the estimated future net revenues discounted at 10% plus the lower of cost or fair market value of unevaluated properties. The ceiling calculation requires that prices and costs used to determine the estimated future net revenues are those in effect as of the last day of the quarter. If oil and gas prices decline or if we have downward revisions to our estimated reserve quantities, it is possible that write downs of our oil and gas properties could occur in the future.

•

Costs not subject to amortization.     Costs of unevaluated properties are excluded from our amortization base until we have evaluated the properties. The costs associated with unevaluated leasehold acreage and seismic data, exploratory wells currently drilling and capitalized interest are initially excluded from our amortization base. Leasehold costs are either transferred to the amortization base with the costs of drilling a well or are assessed quarterly for possible impairment. Our future depreciation, depletion and amortization rate would increase if costs are transferred to the amortization base without any associated reserves.

•

Future development and abandonment costs.    Our future development cost include costs to be incurred to obtain access to proved reserves such as drilling costs and the installation of production equipment. Future abandonment costs include costs to plug and abandon our oil and gas properties and related facilities. We develop estimates of these costs for each of our properties based on their location, type of facility, market demand for equipment and currently available procedures. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make numerous judgments. These judgments are subject to future revisions from changing technology and regulatory requirements. We review our assumptions and estimates of future development and future abandonment costs on a quarterly basis.

In accordance with Statement on Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, we record a liability for the discounted fair value of an asset retirement obligation in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying value of the related asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.

We use the present value of estimated cash flows related to our asset retirement obligation to determine the fair value. The present value calculation requires us to make numerous assumptions and judgments, including the ultimate costs of dismantling and site restoration, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the existing asset retirement obligation liability, a corresponding adjustment will be required for the related asset. We believe the estimates and judgments reflected in our financial statements are reasonable but are necessarily subject to the uncertainties we have just described. Accordingly, any significant variance in any of the above assumptions or factors could materially affect our estimated future cash flows.

Income taxes.    We provide for income taxes in accordance with Statement on Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Deferred income taxes are provided for the difference between the tax basis of assets and liabilities and the carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is settled. Since our tax returns are filed after the financial statements are prepared, estimates are required in valuing tax assets and liabilities. We record adjustments to actual in the period we file our tax returns.

Valuation allowance for NOL carryforwards.    In computing our income tax expense, we assess the need for a valuation allowance on deferred tax assets, which consist primarily of net operating loss, or NOL, carryforwards. For federal income tax purposes these NOL carryforwards expire 15 to 20 years from the year of origination. Generally we assess our ability to fully utilize these carryforwards by estimating expected future taxable income based on the assumption that we will produce our existing reserves, as scheduled for production in our reserve report and by analyzing the expected reversal of existing deferred tax liabilities. These computations are imprecise due to the extensive use of estimates and assumptions. Each quarter we assess our ability to utilize NOL carryforwards. We will record a valuation allowance for the amount of net deferred tax assets when, in management’s opinion, it is more likely than not that such asset will not be realized.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently reviewing this new standard to determine its effects, if any, on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” which provides entities with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact, if any, that SFAS No. 159 will have on its consolidated financial statements.

Effects of inflation and pricing

While the general level of inflation affects certain of our costs, factors unique to the oil and gas industry result in independent price fluctuations. Historically, significant fluctuations have occurred in oil and gas prices. In addition, changing prices often cause costs of equipment and supplies to vary as industry activity levels increase and decrease to reflect perceptions of future price levels. Although it is difficult to estimate future prices of oil and gas, price fluctuations have had, and will continue to have, a material effect on us.

Quantitative and qualitative disclosures regarding market risks

Oil and gas prices.    Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil and gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. We cannot predict future oil and gas prices with any degree of certainty. Sustained declines in oil and gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of net oil and gas reserves that we can produce economically. Any reduction in reserves, including reductions due to price fluctuations, can reduce our borrowing base under our Credit Agreement and adversely affect our liquidity and our ability to obtain capital for our acquisition, exploration and development activities. Based on our year ended December 31, 2006 production, our gross revenues from oil and gas sales would change approximately $2.1 million for each $0.10 change in gas prices and $1.9 million for each $1.00 change in oil prices.

To mitigate a portion of our exposure to fluctuations in commodity prices, we enter into swap agreements. For swap instruments, we receive a fixed price for the hedged commodity and pay a floating market price to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or from the counterparty.

We also use derivative financial instruments to reduce basis risk. Basis is the difference between the physical commodity being hedged and the price of the futures contract used for hedging. Basis risk is the risk that an adverse change in the futures market will not be completely offset by an equal and opposite change in the cash price of the commodity being hedged. Basis risk exists in natural gas primarily due to the geographic price differentials between cash market locations and futures contract delivery locations. Natural gas basis protection swaps are arrangements that guarantee a price differential for gas from a specified delivery point. We receive a payment from the counterparty if the price differential is greater than the stated terms of the contract and pay the counterparty if the price differential is less than the stated terms of the contract.

In anticipation of the acquisition of Calumet, we entered into additional crude oil swaps in September and October 2006 to provide protection against a decline in the price of oil from the date of entering into a Securities Purchase Agreement and the close of the transaction on October 31, 2006. We do not believe that these instruments qualify as hedges pursuant to SFAS No. 133. Therefore, the changes in fair value and settlement of these derivative contracts are recognized as non-hedge derivative losses. Also, as a result of the acquisition, Chaparral assumed the existing Calumet swaps on October 31, 2006 and designated these as cash flow hedges.

Our outstanding oil and natural gas derivative instruments as of March 31, 2007 are summarized below:

	Natural Gas basis protection swaps		Natural Gas Swaps			Crude Oil Swaps
	Non-hedge		Hedge		Percent of PDP production hedged(1)	Hedge		Non-hedge		Percent of PDP production(1)(2)
	Volume MMcf	Weighted average fixed price to be received	Volume MMcf	Weighted average fixed price to be received		Volume MBbl	Weighted average fixed price to be received	Volume MBbl	Weighted average fixed price to be received

2Q 2007	2,370	0.77	4,200	6.92	77.1%	627	58.21	—	—	79.1%
3Q 2007	2,520	0.79	4,200	7.00	85.4%	606	60.03	—	—	82.1%
4Q 2007	2,220	1.02	3,900	8.04	83.4%	576	63.11	—	—	79.9%
1Q 2008	2,070	1.16	960	10.07	21.6%	507	67.35	60	$67.48	82.2%
2Q 2008	2,220	0.81	870	8.10	20.4%	477	67.21	60	67.63	80.0%
3Q 2008	2,220	0.81	610	8.14	15.1%	472	67.48	60	67.64	83.1%
4Q 2008	2,120	0.90	450	8.72	11.5%	436	68.06	74	67.41	81.1%
1Q 2009	2,070	0.92	—	—	—	375	67.35	111	67.15	80.3%
2Q 2009	540	0.82	—	—	—	375	66.96	90	66.94	78.2%
3Q 2009	—	—	—	—	—	375	66.54	90	66.57	79.5%
4Q 2009	—	—	—	—	—	375	66.13	90	66.18	81.1%
1Q 2010	—	—	—	—	—	339	65.82	102	65.80	78.2%
2Q 2010	—	—	—	—	—	339	65.51	90	65.47	77.2%
3Q 2010	—	—	—	—	—	339	65.03	90	65.10	78.5%
4Q 2010	—	—	—	—	—	339	64.64	90	64.75	80.0%
1Q 2011	—	—	—	—	—	309	64.40	99	64.24	77.3%
2Q 2011	—	—	—	—	—	309	64.06	90	63.93	76.7%
3Q 2011	—	—	—	—	—	309	63.71	90	63.61	77.9%
4Q 2011	—	—	—	—	—	309	63.33	90	63.30	79.3%

	18,350		15,190			7,793		1,376

(1)	Based on our most recent internally estimated PDP production for such periods.

(2)	Percentage includes both hedge and non-hedge swaps.

Interest rates.    All of the outstanding borrowings under our Credit Agreement as of March 31, 2007 are subject to market rates of interest as determined from time to time by the banks. We may designate borrowings under our Credit Agreement as either ABR loans or Eurodollar loans. ABR loans bear interest at a fluctuating rate that is linked to the discount rate established by the Federal Reserve Board. Eurodollar loans bear interest at a fluctuating rate that is linked to LIBOR. Any increases in these rates can have an adverse impact on our results of operations and cash flow. Assuming a constant debt level of $500.0 million, equal to our borrowing base at March 31, 2007, the cash flow impact for a 12-month period resulting from a 100 basis point change in interest rates would be $5.0 million.

Business and properties

Our business

Chaparral is an independent oil and natural gas production and exploitation company, headquartered in Oklahoma City, Oklahoma. Since our inception in 1988, we have increased reserves and production primarily by acquiring and enhancing properties in our core areas of the Mid-Continent and the Permian Basin. Beginning in 2000, we expanded our geographic focus to include additional areas of Ark-La-Tex, North Texas, the Gulf Coast and the Rocky Mountains. On October 31, 2006, we acquired all of the outstanding capital stock of Calumet Oil Company and all of the limited partnership interests and membership interests of certain of its affiliates (“Calumet”) for a cash purchase price of approximately $500.0 million. Calumet owned properties are located principally in Oklahoma and Texas, areas which were complementary to our existing core areas of operations. As of December 31, 2006, estimated proved reserves attributable to the acquisition were approximately 409 Bcfe. Calumet’s proved reserves are relatively long-lived, have relatively low production decline rates and are approximately 97% oil. In addition to increasing our average net daily production, many of the acquired properties have significant drilling and enhanced oil recovery opportunities.

As of December 31, 2006, we had estimated proved reserves of 969 Bcfe (65% proved developed and 61% crude oil) with a PV-10 value of approximately $1.6 billion. For the year ended December 31, 2006, our average daily production was 88.7 MMcfe and, on a pro forma basis, was 112.2 MMcfe, our estimated pro forma reserve life was 23.7 years, and our revenues and Adjusted EBITDA, on a pro forma basis, were $335.2 million and 178.5 million, respectively. We set forth our definition of PV-10 value (a non-GAAP measure), a reconciliation of the standardized measure of discounted future net cash flows to PV-10 value, our definition of Adjusted EBITDA (a non-GAAP measure) and a reconciliation of our net income to Adjusted EBITDA, beginning on page 14.

For the period from 2003 to 2006, our proved reserves and production grew at a compounded annual growth rate of 47% and 28%, respectively. We have grown primarily through a disciplined strategy of acquiring proved oil and natural gas reserves, followed by exploitation activities and the acquisition of additional interests in or near these acquired properties. We typically pursue properties in the second half of their life with stable production, shallow decline rates and with particular producing trends and characteristics indicative of production or reserve enhancement opportunities. We currently expect our future growth to continue through a combination of acquisitions and exploitation projects, complemented by a modest amount of exploration activities.

Our costs incurred on oil and gas properties for the year ended December 31, 2006 were $667.1 million, including $129.7 million for development drilling and $489.1 million for acquisitions, of which $464.9 million were oil and gas properties acquired as part of the Calumet acquisition. Our 2007 capital expenditure budget for oil and gas properties is $212.0 million assuming this offering is consummated. The majority of our capital expenditures for developmental drilling in 2007 are allocated to our core areas of the Mid-Continent and Permian Basin. The wells we drill in these areas are primarily infill or single stepout wells. We have also budgeted increased capital expenditures for 2007 for out carbon dioxide (CO2) tertiary recovery projects in the Mid-Continent and Permian Basin.

Business strengths

Consistent track record of low-cost reserve additions and production growth.    From 2003 to 2006, we have grown reserves and production by a compounded annual growth rate of 47% and 28%, respectively. We have achieved this through a combination of drilling success and acquisitions. Our reserve replacement ratio, which reflects our reserve additions in a given period stated as a percentage of our production in the same period, has averaged nearly 500% per year since 1999. We replaced approximately 794%, 822% and 1,186% of our production in 2004, 2005 and 2006 respectively, at an average fully developed FD&A cost of $2.38 per Mcfe over this three-year period which we believe is among the lowest in the industry.

Disciplined approach to acquisitions.    We have a dedicated team that analyzes all of our acquisition opportunities. This team conducts due diligence, with reserve engineering on a well-by-well basis, to determine whether assets under consideration meet our acquisition criteria. We typically target properties where we can identify enhancements that we believe will increase production rates and extend the producing life of the well. The large number of acquisition opportunities we review allows us to be selective and focus on properties that we believe have the most potential for value enhancement. In 2004, 2005 and 2006, our capital expenditures for acquisitions of proved properties were $28.5 million, $216.7 million and $484.4 million, respectively. These acquisition capital expenditures represented approximately 30%, 65% and 73%, respectively, of our total capital expenditures for those periods. In October 2006, we acquired Calumet, which added approximately 409 Bcfe of proved reserves as of December 31, 2006. Excluding the acquisition of Calumet, we spent $19.5 million on acquisitions of proved properties during 2006, representing approximately 10% of total capital expenditures for that period. We expect to continue spending a significant percentage of our future capital expenditures on acquisitions as long as our investment criteria are met.

Property enhancement expertise.    Our ability to enhance acquired properties allows us to increase their production rates and economic value. Our typical enhancements include the repair or replacement of casing and tubing, installation of plunger lifts and pumping units, installation of coiled tubing or siphon string, compression, workovers and recompletion to new zones. Minimal amounts of investment have significantly enhanced the value of many of our properties.

Inventory of drilling locations.    As of December 31, 2006, we had an inventory of 741 proved developmental drilling locations and 2,647 additional potential drilling locations, which combined represent over 17 years of drilling opportunities based on our 2006 drilling rate as shown in the following table.

	Identified proved undeveloped drilling locations	Identified additional potential drilling locations	Developed Acreage Net	Undeveloped Acreage Net

Mid-Continent	571	1,609	367,476	37,460
Permian Basin	65	807	50,518	17,883
Ark-La-Tex	6	18	14,190	—
North Texas	36	99	16,286	763
Rocky Mountains	56	73	13,995	9,256
Gulf Coast	7	41	45,503	9,139

Total	741	2,647	507,968	74,501

Identified drilling locations represent total gross drilling locations identified by our management as an estimation of our multi-year drilling activities on existing acreage. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors. See “Risk factors” beginning on page 17. We have experienced a high historical drilling success rate of approximately 97% on a weighted average basis during 2004, 2005 and 2006. For the year ended December 31, 2006, we spent $133.5 million to drill 61 operated wells and to participate in 131 wells operated by others. For 2007, we have budgeted $152.0 million to drill more than 125 operated wells and to participate in more than 140 wells operated by others. To support our drilling program, we have entered into agreements which allow access to 42,400 square miles of 3-D seismic data, conducted four proprietary shoots and applied for permits for one additional proprietary 3-D shoot.

Tertiary recovery expertise and assets.    Beginning in 2000, we expanded our operations to include CO2 enhanced oil recovery. CO2 enhanced oil recovery involves the injection of CO2, which mixes with the remaining oil in place in the producing reservoir, followed by the injection of water in cycles to drive the hydrocarbons to producing wells. We have a staff of six engineers that have substantial expertise in CO2 tertiary recovery operations, as well as specific software for modeling CO2 enhanced recovery. We own a 29% interest in and operate a large CO2 tertiary flood unit in southern Oklahoma and installed and operate a second tertiary flood unit with a 54% interest in the Oklahoma panhandle. At December 31, 2006, our proved reserves included four properties where CO2 tertiary recovery methods are used, which comprise approximately 6% of our total proved reserves. With the acquisition of Calumet, and specifically the North Burbank Unit, our tertiary recovery assets include an enhanced oil recovery “EOR” polymer flood. The North Burbank Unit is in the early phases of an EOR polymer flood which was proven up by Phillips Petroleum Company through a pilot program in the mid 1980’s before being shut down due to low prevailing oil prices. We plan to expand this EOR program and ultimately to include CO2 injection.

Experienced management team.    Mark A. Fischer, our CEO and founder who beneficially owns 42.5% of our outstanding common stock, has operated in the oil and gas industry for 34 years after starting his career at Exxon as a petroleum engineer. Joe Evans, our Chief Financial Officer, has over 27 years of experience in the oil and gas industry. Individuals in our 24-person management team have an average of over 25 years of experience in the oil and gas industry.

Business strategy

We seek to grow reserves and production profitably through a balanced mix of developmental drilling, acquisitions, enhancements, tertiary oil recovery projects and a modest number of exploration projects. Further, we strive to control our operations and costs and to minimize commodity price risk through a conservative financial hedging program. The principal elements of our strategy include:

Continue lower-risk development drilling program.    During the year ended December 31, 2006, we spent approximately $129.7 million on development drilling, which represents 19% of our capital expenditures for such period. A majority of these drilling locations are in our core areas of the Mid-Continent and the Permian Basin. The wells we drill in these areas are generally development (infill or single stepout) wells.

Acquire long-lived properties with enhancement opportunities.    We continually evaluate acquisition opportunities and expect that they will continue to play a significant role in increasing our reserve base and future drilling inventory. We have traditionally targeted smaller asset acquisitions which allow us to absorb, enhance and exploit the properties without taking on excessive integration risk. In the last two years we have also made larger acquisitions that complemented our existing properties in our core areas. During the year ended December 31, 2006, we made acquisitions of approximately $489.1 million, or 73% of our total capital expenditures for such period. Our 2007 acquisition capital budget for proved oil and gas properties is $25.0 million, or 12% of our total capital expenditure budget.

Apply technical expertise to enhance mature properties.    Once we acquire a property and become the operator, we seek to maximize production through enhancement techniques and the reduction of operating costs. We have built Chaparral around a strong engineering team with expertise in the areas where we operate. We believe retaining our own field staff and operating offices close to our properties allows us to maintain tight control over our operations. We have 17 field offices throughout Oklahoma, Texas and Louisiana. Our personnel possess a high degree of expertise in working with lower pressure or depleted reservoirs and, as a result, are able to identify enhancement opportunities with low capital requirements such as installing a plunger lift, pumping unit or compressor. As of December 31, 2006, we had an inventory of 601 developed enhancement projects requiring total estimated capital expenditures of $26.4 million.

Expand CO2 enhanced oil recovery activities.    We have accumulated interests in 52 properties in Oklahoma and Texas that meet our criteria for CO2 tertiary recovery operations and are expanding our CO2 pipeline system to initiate CO2 injection in certain of these properties. We began CO2 injection in our Perryton Unit in December 2006 and plan to begin CO2 injection in our NW Camrick Unit in 2007. To support our existing CO2 tertiary recovery projects, we currently inject approximately 43 MMcf per day of CO2. We have a 100% ownership interest in our 86 mile Borger CO2 pipeline, a 29% interest in the 120 mile Enid to Purdy CO2 pipeline, a 58% interest in and operate the 23 mile Purdy to Velma CO2 pipeline, and recently purchased 100% interest in approximately 126 miles of pipeline located in the panhandle of Oklahoma and Southwestern Kansas that will enhance our CO2 plans in this area.

Pursue modest exploration program.    In the current high-priced commodity environment, we believe a modest exploration program can provide a rate of return comparable or superior to property acquisitions in certain areas. We currently plan to spend $10.0 million, or approximately 5% of our 2007 capital expenditures, on exploration activities.

Control operations and costs.    We seek to serve as operator of the wells in which we own a significant interest. As operator, we are better positioned to control the (1) timing and plans for future enhancement and exploitation efforts; (2) costs of enhancement, drilling, completing and producing the wells; and (3) marketing negotiations for our oil and gas production to maximize both volumes and wellhead price. As of December 31, 2006, we operated properties comprising approximately 85% of our proved reserves.

Hedge production to stabilize cash flow.    Our long-lived reserves provide us with relatively predictable production. We maintain an active hedging program on our proved developed production to protect cash flows that we use for capital investments and to lock in returns on acquisitions. As of March 31, 2007, we had swaps in place for approximately 82% and 17% of our most recently internally estimated proved develop producing gas production for 2007 and 2008, respectively. We also had swaps in place for approximately 80% of our most recently internally estimated proved developed oil production for 2007 through 2011. While oil and gas hedging protects our cash flows during periods of commodity price declines, these hedges have resulted in net losses on oil and gas hedging activities of $21.4 million, $68.3 million, and $4.2 million for the years ended December 31, 2004, 2005, and 2006, respectively, through a period of increasing commodity prices.

Oklahoma Ethanol L.L.C.

In April 2007, Oklahoma Ethanol L.L.C. agreed to construct and operate an ethanol plant in Blackwell, Oklahoma. The ethanol plant is estimated to produce a minimum of 55 million gallons of denatured ethanol per year. The ethanol plant is estimated to also generate approximately 8 MMcf per day of CO2, and we will have the option to acquire all or part of this CO2 for use in our tertiary oil recovery projects. The start up and construction costs for this joint venture are estimated to be between $115 million and $125 million, with Chaparral having a 66.67% ownership interest. We expect Oklahoma Ethanol L.L.C. will receive approximately $69 million to $75 million in secured indebtedness with recourse limited to our interests in this entity to fund construction costs and for related start-up working capital. We expect construction to commence in late 2007 with completion in 2009, and that our equity contribution will be approximately $30 million to $33 million.

Properties

The following table presents proved reserves and PV-10 value as of December 31, 2006, average daily production on an actual and proforma basis for the year ended December 31, 2006, and average daily production for the three months ended March 31, 2007 by our major areas of operation.

	Proved reserves as of December 31, 2006					Average daily production (MMcfe per day)	Pro forma average daily production (MMcfe per day)	Average daily production (MMcfe per day)
	Oil (MBbl)	Natural gas (MMcf)	Total (MMcfe)	Percent of total MMcfe	PV-10 value ($mm)	Year ended December 31, 2006	Year ended December 31, 2006	Three months ended March 31, 2007

Mid-Continent	83,810	251,293	754,153	77.9%	$1,155.3	53.3	76.8	69.8
Permian Basin	6,039	58,233	94,467	9.7%	170.6	15.1	15.1	16.8
Ark-La-Tex	1,077	18,919	25,381	2.6%	47.9	4.7	4.7	4.7
North Texas	2,324	5,008	18,952	2.0%	38.4	3.1	3.1	3.2
Rocky Mountains	3,563	7,679	29,057	3.0%	56.7	3.3	3.3	2.7
Gulf Coast	2,063	34,179	46,557	4.8%	93.1	9.2	9.2	9.3

Total	98,876	375,311	968,567	100.0%	$1,562.0	88.7	112.2	106.5

Our properties have relatively long reserve lives and highly predictable production profiles. In general, these properties have extensive production histories and production enhancement opportunities. While our portfolio of oil and gas properties is geographically diversified, 78% of our 2006 production was concentrated in our two core areas, which allows for substantial economies of scale in production and cost effective application of reservoir management techniques. As of December 31, 2006, we owned interests in 7,687 gross (2,415 net) producing wells and we operated wells representing 85% of our proved reserves. The high proportion of reserves in our operated properties allows us to exercise more control over expenses, capital allocations and the timing of development and exploitation activities in our fields.

Mid-Continent

The Mid-Continent Area is the larger of our two core areas and, as of December 31, 2006, accounted for 78% of our proved reserves and 74% of our PV-10 value. We own an interest in 4,954 wells in the Mid-Continent, of which we operate 1,940. Our nine largest properties and 14 of our 20 largest properties, in terms of PV-10 value, are located in this area. During the year ended December 31, 2006, our net average daily production in the Mid-Continent Area was approximately 53.3 MMcfe per day, or 60% of our total net average daily production (or approximately 76.8 MMcfe per day, or 68% of our total net average daily production, on a pro forma basis). During the three months ended March 31, 2007, our net average daily production in this area was approximately 69.8 MMcfe per day, or 66% of our total net average daily production. This area is characterized by stable, long-life, shallow decline reserves. We produce and drill in most of the basins in the region and have significant holdings and activity in the areas described below.

Camrick area—Beaver and Texas Counties, Oklahoma.    The Camrick area represents 4% of our proved reserves and PV-10 value of our proved reserves at December 31, 2006. This area consists of three unitized fields, the Camrick Unit, which covers 9,080 acres, the NW Camrick Unit, which covers 4,080 acres and the Perryton Unit, which covers 2,040 acres. We currently operate these three fields with an average working interest of 54%. Production in the Camrick area is from the Morrow reservoir that occurs at a depth of approximately 6,800 feet. The three units have produced approximately 16.1 MMBbl of primary reserves and approximately 13.4 MMBbl of secondary reserves. There are approximately 37 active producing wells in this area. Currently CO2 injection operations are continuing in the Phase I and II areas of the Camrick Unit and the Perryton Unit. CO2 injection has improved the gross production in the Camrick Unit from approximately 115 Bbls per day in 2001 from 11 wells to approximately 1,150 Bbls per day currently from 37 wells. The Phase II expansion at Camrick is currently underway. We plan to expand CO2 injection operations across all of the units.

Southwest Antioch Gibson Sand Unit (SWAGSU)—Garvin County, Oklahoma.    SWAGSU represents 3% of our proved reserves and PV-10 value of our proved reserves at December 31, 2006. SWAGSU encompasses approximately 9,520 acres with production from the Gibson Sand, which occurs between the depths of 6,500 and 7,200 feet. We currently operate this unit with an average working interest of 99%. The field has produced approximately 39.9 MMBbls of oil and 255.1 Bcf of natural gas since its discovery in 1946. The field was unitized in 1948 and began unitized production as a pressure maintenance operation by gas injection. Water injection began in 1952. Gas injection ceased in 1960 without significant blowdown of the injected gas. Field shutdown and plugging activities began in 1966, and all water injection ceased in 1970. A program is currently underway to re-enter abandoned wells and drill new wells to produce the injected gas. We have approximately 22 active producing wells in this unit. We are scheduled to drill four additional wells in 2007.

Cleveland Sand Play—Ellis County, Oklahoma and Lipscomb County, Texas.    We own approximately 6,600 acres in the Cleveland Sand Play. The Cleveland Sand occurs at 8,300 feet and is considered a tight gas sand reservoir. We currently have interests in 26 Cleveland Sand producing wells, have drilled three wells in each of 2005 and 2006, have drilled four wells to date in 2007 and have scheduled an additional six wells in the remainder of 2007. Horizontal drilling technology has been employed in the most recently drilled wells. We expect that future wells will utilize horizontal technology.

Velma Sims Unit CO2 Flood—Stephens County, Oklahoma.    The EVWB Sims Sand Unit which covers approximately 1,300 acres was discovered in 1949 and was unitized in 1962. We currently operate this unit with an average working interest of 29%. Hydrocarbon gas injection into the Sims C2 Sand was initiated in the top of the structure in 1962. Waterflood operations began in 1972. Hydrocarbon gas injection ended around 1977 and a miscible CO2 injection program was initiated in 1982. This miscible CO2 injection was first begun in the updip portion of the reservoir and in 1990 expanded into the mid-section area of the Sims C2 reservoir. In 1996 miscible CO2 injection began in the downdip section of the Sims C2. We have approximately 48 active producing wells in this unit.

Harmon County 3-D Shoot—Harmon County, Oklahoma.    We have leased in excess of 29,000 acres in Harmon County, Oklahoma and have conducted a proprietary 3-D seismic shoot on this acreage. Based on very limited well control, potential pay horizons exist in the Mississippi Reef, Bend Conglomerate and Canyon intervals. Drilling of the first four well package is complete. The Jones #1-14, commenced production at a rate of about 95 Bbls per day and is currently producing at a rate of 45 Bbls per day. The second well, the Faulks #1-12, is currently producing at a rate of 48 barrels of oil per day and 10 Mcfd. The third well, the Bullington #1-29, is currently producing 12 BOPD. All three wells are producing from the Mississippi Reef zone. The last well, the CLO #1-31 was not completed in the Mississippi Reef zone but showed producing hydrocarbons in the Mississippi interval. We are currently testing uphole intervals in this well. Assuming these producing rates continue to hold on the producing wells, we plan to implement a significant drilling program in this area.

CO2 Enhanced Recovery Operations—Various counties, Oklahoma and Texas.    We have initiated CO2 injection in our Perryton Unit in December 2006 and plan to initiate CO2 injection in our NW Camrick Unit in 2007. We have in place transportation and supply agreements to provide the necessary CO2 for these projects. With the expansion at Camrick and the additions of these fields, we have increased our CO2 volumes transported to 25 MMcf per day. Including properties recently purchased in the Calumet acquisition, we have accumulated 52 properties in Oklahoma and Texas that meet our criteria for CO2 tertiary recovery operations. We have a 100% ownership and operate our 86 mile Borger CO2 pipeline, own a 29% interest in the 120 mile Enid to Purdy CO2 pipeline, and own a 58% interest in and operate the 23 mile Purdy to Velma CO2 pipeline and recently purchased 100% interest in approximately 126 miles of pipeline located in the Panhandle of Oklahoma and Southwestern Kansas that will enhance our CO2 plans in this area. Arrangements to secure additional sources of CO2 are currently in process. The U.S. Department of Energy-Office of Fossil Energy provided a report in April 2005 estimating that significant oil reserves could be technically recovered in the State of Oklahoma through CO2 enhanced oil recovery processes. With our infrastructure, we believe that we will be well positioned to participate in the exploitation of these reserves.

In connection with the acquisition of Calumet, we acquired properties with significant drilling, rework and enhancement recovery opportunities, as discussed below:

North Burbank Unit—Osage County, Oklahoma.    The North Burbank Unit is the largest property in the Calumet acquisition. The field was developed in the early 1920’s and is 23,080 acres in size and has a cumulative production of 316 million Bbls of oil (primary and secondary). The producing zone is Red Fork and Bartlesville and occurs at a depth of 3,000 feet. We own 99.25% of the field and we are also the operator. As of December 31, 2006, the field was producing 1,340 Bbls per day from 214 producing wells. There are 220 producing wells, 140 injection wells and 585 temporarily abandoned wells at this time. Upside potential exist in restoring a majority of the temporarily abandoned wells to production and in expanding the polymer EOR program that Phillips Petroleum Company instituted in the field from 1980-1986 as a pilot on 1,440 acres. Production increased from 500 Bbls per day to 1,200 Bbls per day in this pilot area as a result of the polymer injection program. The pilot was shut down in 1986 due to low oil prices. We have already reinstituted a polymer flood on 320 acres adjacent to Block A on a 19-well pattern. We have already returned 12 temporarily abandoned wells to production with rates of production ranging from 6–25 Bbls per day. We believe that this field also may have upside with the injection of CO2.

Fox Deese Springer Unit—Carter County, Oklahoma.    The Fox Deese Springer Unit which is 2,235 acres was discovered in 1915 and unitized in 1977. We operate this unit with a working interest of 79.44%. Producing zones include the Deese, Sims, and Morris, which occur at depths between 3,300 and 5,500 feet. Cumulative production is 14 MMBbls of oil and the unit currently has 64 producing wells and 46 injection wells. As of December 31, 2006, production was 378 Bbls per day. We are in the final stages of the completion phase of a 4 well pilot program to increase density from 10 acre spacing to 5 acre spacing. The first well, the FDSU #11A-5, is on production and producing at a rate of 25 BOPD. The second well, the FDSU #30-3, tested the Sims interval at a rate of 30 BOPD. This interval was not in the first well but does encompass much of the field. The additional uphole intervals in this well have been perforated and fracture stimulated and is producing 89 BOPD. On the other two wells, the FDSU #55A-13 and FDSU #49-10, all zones have been perforated, fracture stimulated and are currently producing. The FDSU #55A-13 is on pump producing 43 BOPD. The FDSU #49-10 is on pump producing 82 BOPD. If the pilot program proves successful, we think this could open up 80 additional drilling locations in the area. None of the Sims reserves were booked as PUD reserves at year end 2006. Additional potential exists in waterflood pattern modification and CO2 EOR recovery.

Sivells Bend Unit—Cooke County, Texas.    The Sivells Bend Unit is 3,863 acres in size, produces primarily from the Strawn formation, which occurs at a depth of 9,000 feet, and has recovered 39 MMBbls of oil to date. There are currently 30 producing wells and 13 injection wells, with production as of December 31, 2006 of approximately 301 Bbls of oil per day. Upside potential exists in increased density drilling from 80 acres to 40 acres in the Strawn. The only 40-acre increased density well drilled in the unit has recovered over 390 MBbls. Additional potential exists in the deeper Ellenburger formation, which is the deepest oil producing horizon in North Texas. An Ellenburger well tested approximately 193 Bbls per day in 1964 in the adjacent East Sivells Bend Unit and one well in our unit tested 104 Bbls per day for a short time. 3D seismic will be required to better define the fault blocks for an Ellenburger test. We own approximately 1,000 acres of fee minerals in this Sivells Bend Unit and own approximately half of the rights below the Strawn, which includes the Ellenburger.

Permian Basin

The Permian Basin Area is the second of our two core areas and, as of December 31, 2006, accounted for 10% of our proved reserves and 11% of our PV-10 value. We own an interest in 1,487 wells in the Permian Basin, of which we operate 312. Three of our 20 largest properties, in terms of PV-10 value, are located in this area. During the year ended December 31, 2006, our net average daily production in the Permian Basin Area was approximately 15.1 MMcfe per day, or 17% of our total net average daily production. During the three months ended March 31, 2007, our net average daily production in this area was approximately 16.8 MMcfe per day, or 16% of our total net average daily production. Similar to the Mid-Continent Area, it is characterized by its stable long life shallow decline reserves.

Tunstill Field Play—Loving and Reeves Counties, Texas.    Our original Tunstill Field Play covers approximately 6,480 acres. We operate these wells with a working interest of 100%. Primary objectives in this play are the Bell Canyon Sands that occur at depths from 3,300 to 4,200 feet and the Cherry Canyon Sands that occur at depths from 4,300 to 5,200 feet. Older wells produce from the shallower Bell Canyon Sands including the Ramsey and Olds while more recent wells have established production from the deeper Cherry Canyon Sands as well as the shallower sands. During 2006, we drilled ten wells in this play. We have plans to drill 11 additional wells in 2007. We have acquired leasehold rights to approximately 13,360 acres that are an expansion to our original Tunstill field play.

Haley Area: Bone Springs, Atoka, Strawn and Morrow Play—Loving County, Texas.    The Haley Area: Bone Springs, Atoka, Strawn and Morrow Play encompasses 3,840 gross acres. We own interests in and operate seven producing wells in this play. Production has been established from three main intervals: the Atoka at a depth of approximately 16,000 feet, the Strawn at a depth of approximately 15,500 feet and the Morrow at a depth of approximately 17,700 feet. Two of the existing wells are completed in the Atoka, two are completed in the Strawn and the other three wells are completed in the Morrow. Recent activity in the area, on all four sides of our acreage, has established significant producing wells from the Atoka/Strawn/Morrow commingled interval with some initial potentials of 20 to 30 MMcfe per day. During 2006, we drilled two wells in this area. The Haley 36-4 is currently producing approximately 5,000 Mcf per day from the Morrow Sand. The Haley 38-2 is currently producing approximately 1,200 Mcf per day from the Atoka Lime and has developed Bone Springs behind pipe. We have recently drilled an offset to test this Bone Springs and will be completing this Bone Springs in the next few weeks. If this Bone Springs proves productive, additional developmental wells will follow. We also have one additional Morrow test planned for 2007.

Ark-La-Tex

Ark-La-Tex is one of our four growth areas and, as of December 31, 2006, accounted for 3% of our proved reserves and PV-10 value. We own an interest in 128 wells in the Ark-La-Tex area, of which we operate 53. These reserves are characterized by shorter life and higher initial potential.

Giddings North Edwards—Fayette County, Texas.    We control 4,780 acres in the Gidding North Edwards Field. We operate this field with an average working interest of 98%. Ten wells are producing from the Edwards Lime that occurs at a depth of 10,100 feet. These ten wells have produced 573 MBbls of oil and 44.2 Bcf of natural gas. We have recently leased an additional 1,200 acres adjacent to this field.

Winnsboro Field—Wood County, Texas.    We control approximately 1,072 acres in the Winnsboro Field and operate 9 wells. Primary objectives in this field are the Travis Peak and Cotton Valley that occur at depths from 8,600 to 10,300 feet. Additional potential pay zones are the Sub-Clarksville, Bacon Lime, Hill, Gloyd and the Pettit-Pittsburg that occur at depths from 4,150 to 8,500 feet. During 2005 we drilled one development well in this field.

North Texas

North Texas is the second of our four growth areas and, as of December 31, 2006, accounted for 2% of our proved reserves and PV-10 value. We own an interest in 772 wells in North Texas, of which we operate 115. One of our four proprietary 3-D seismic shoots has been completed in this area.

Percy Jones Clearfork Play—Howard and Mitchell Counties, Texas.    We own and operate the Percy Jones, Percy Jones A and Percy Jones B leases, encompassing 640 acres in the Laton East Howard Field. We currently operate these properties with an average working interest of 100%. A total of 54 wells have been completed in the Glorieta at depths of 2,500 feet and Upper Clearfork at depths of 2,700 feet since its discovery in 1947. The Percy Jones lease (north half of Section 13) has a total of 25 producing wells and is developed on 10 acre spacing with some increased density development to 5 acres and cumulative production of 2.7 MMBbls of oil and 24 MMcf of natural gas. The Percy Jones A and B leases make up the south half of the section, have a total of 11 existing wells and have cumulative production of 495 MBbls of oil and 22 MMcf of natural gas. Secondary recovery through water injection has proven successful in offset leases but has been done on a very limited basis in the Percy Jones lease.

Recent increased density drilling activity in the Laton East Howard Field, as well as patterned waterflood development, has shown marked success. This type of development in the Percy Jones leases has the potential to increase reserves since much of the south half of the section, which has only 11 existing wells, has not been developed. In addition, new productive zones have been identified by drilling through the Middle and Lower Clearfork which were not developed in existing wells in the section. Reserves from these zones will be captured in the new wells we drill and potentially through the recompletion of the existing wells to greater depths.

Eanes Units—Montague County, Texas.    We own and operate the North Eanes, East Eanes and South Eanes Units. These units cover approximately 7,000 acres and produce from the Caddo and Atoka at approximately 5,600 feet to 5,700 feet. We currently operate these units with an average working interest of 95%. We have conducted an 11.5 square mile proprietary 3-D seismic program in these units. Potential pay zones have been identified in the Caddo at 5,600 feet, Atoka at 5,700 feet, Barnett shale at 6,000 feet, Mississippian Reef at 6,300 feet, Viola at 6,500 feet and the Ellenberger at 6,800 feet. We have approximately 29 active producing wells in this area. We drilled six wells in 2005 with completion and testing finished in 2006 with all wells completed successfully. We have scheduled to drill three wells in 2007.

Rocky Mountains

The Rocky Mountains is our third growth area and, as of December 31, 2006, accounted for 3% of our proved reserves and 4% of our PV-10 value. We own an interest in 155 wells in the Rocky Mountains Area, of which we operate 42. Unlike our core areas, this area is not as well developed and holds potential for material upside growth.

Bakken Horizontal Play—Richland County, Montana.    In 2005, we drilled a dual leg horizontal well in the Bakken interval on acreage we own that was producing from the Red River formation. The McVay #2-34H well was drilled as a horizontal dual leg lateral with the first lateral measuring 3,648 feet in length and the second lateral measuring 3,496 feet in length. As of May 1, 2007, the well was producing 152 Bbls of oil per day and 156 Mcf of natural gas per day.

We recently leased approximately 9,400 acres in the immediate area of the McVay #2-34H and have drilled five additional wells in 2006 with initial rates ranging from 130 Bbls of oil per day to 375 Bbls of oil per day. We have one additional well scheduled to be drilled in 2007.

Gulf Coast

Our fourth growth area is the Gulf Coast and, as of December 31, 2006, accounted for 5% of our proved reserves and 6% of our PV-10 value. We own an interest in 191 wells in the Gulf Coast, of which we operate 127. Unlike our core areas, the Gulf Coast Area is characterized by shorter life and high initial potential production. We believe a balance of this type of production compliments our long-life reserves and adds a dimension for increasing our near-term cash flow.

Mustang Island & Mesquite Bay—Nueces County, TX.    We control approximately 9,018 net producing acres in this area. Multiple producing sand intervals are found from depths of 6,500 feet to 8,000 feet. We now operate 9 active producing wells in this area. We recently shot and are currently processing a 3-D seismic survey over parts of this area in an attempt to find bypassed reserves or other potential reservoirs.

Vivian Borchers Area—Lavaca County, Texas.    We control approximately 1,300 acres in the Vivian Borchers Area. Multiple Frio and Miocene pay zones occur at depths shallower than 4,000 feet. Based on 3-D seismic reprocessing, we have successfully drilled and completed three wells to depths of approximately 4,000 feet. These wells had initial test rates as high as 900 Mcf of natural gas per day. In addition, we have several deep 3-D seismic based Wilcox tests planned for the area. We have licensed 200 square miles of seismic data and are currently evaluating it for additional prospects similar to those mentioned above. As prospects are identified, we expect to propose and budget additional leasing and drilling activity. We have scheduled one deep test and two shallow tests to be drilled in 2007.

Oil and natural gas reserves

The table below summarizes our net proved oil and natural gas reserves and PV-10 values at December 31, 2006. Information in the table is derived from reserve reports of estimated proved reserves prepared by Cawley, Gillespie & Associates, Inc. (42% of PV-10 value) and by Lee Keeling & Associates, Inc. (43% of PV-10 value). Our internal engineering staff has prepared a report of estimated proved reserves on our remaining smaller value properties (15% of PV-10 value).

	Net proved reserves
	Oil (MBbl)	Natural gas (MMcf)	Total (MMcfe)	PV-10 value (In thousands)

Developed—producing	45,899	233,606	509,000	$949,472
Developed—non-producing	11,925	48,352	119,902	189,768
Undeveloped	41,052	93,353	339,665	422,719

Total proved	98,876	375,311	968,567	$1,561,959

The reserve life as of December 31 2004, 2005 and 2006 was 22.9, 24.4 and 29.9 years, respectively. The reserve life was calculated by dividing total proved reserves by production volumes for the year indicated.

The following table sets forth the estimated future net revenues from proved reserves, the PV-10, the standardized measure of discounted future net cash flows and the prices used in projecting them over the past three years.

(Dollars in thousands, except prices)	2004	2005	2006

Future net revenue	$1,663,141	$3,597,300	$3,830,965
PV-10 value	775,116	1,602,610	1,561,959
Standardized measure of discounted future net cash flows	514,041	1,067,888	1,118,663
Oil price (per Bbl)	$43.51	$61.04	$61.06
Natural gas price (per Mcf)	$6.35	$10.08	$5.64

Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

The following table sets forth information at December 31, 2006 relating to the producing wells in which we owned a working interest as of that date. We also hold royalty interests in units and acreage in addition to the wells in which we have a working interest. Wells are classified as oil or natural gas according to their predominant production stream. Gross wells is the total number of producing wells in which we have an interest, and net wells is the sum of our working interest in all wells.

	Total wells
	Gross	Net

Crude oil	5,401	1,791
Natural gas	2,286	624

Total	7,687	2,415

The following table details our gross and net interest in producing wells in which we have an interest and the number of wells we operated at December 31, 2006 by area.

	Total wells		Operated Wells
	Gross	Net

Mid-Continent	4,954	1,766	1,940
Permian Basin	1,487	316	312
Ark-La-Tex	128	53	53
North Texas	772	120	115
Rocky Mountains	155	41	42
Gulf Coast	191	119	127

Total	7,687	2,415	2,589

The following table details our gross and net interest in developed and undeveloped acreage at December 31, 2006.

	Developed Acreage		Undeveloped Acreage
	Gross	Net	Gross	Net

Mid-Continent	912,483	367,476	46,826	37,460
Permian Basin	87,568	50,518	19,687	17,883
Ark-La-Tex	25,687	14,190	—	—
North Texas	21,489	16,286	965	763
Rocky Mountains	41,384	13,995	19,129	9,256
Gulf Coast	78,372	45,503	15,265	9,139

Total	1,166,983	507,968	101,872	74,501

The following table sets forth information with respect to wells drilled during the periods indicated. The information should not be considered indicative of future performance, nor should a correlation be assumed between the number of productive wells drilled, quantities of reserves found or economic value. Development wells are wells drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive. Exploratory wells are wells drilled to find and produce oil or gas in an unproved area, to find a new reservoir in field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. Productive wells are those that produce commercial quantities of hydrocarbons, exclusive of their capacity to produce at a reasonable rate of return.

	2004		2005		2006
	Gross	Net	Gross	Net	Gross	Net

Development wells
Productive	89.0	24.4	171.0	52.0	189.0	56.1
Dry	5.0	2.8	2.0	0.8	1.0	0.2

Exploratory wells
Productive	1.0	0.1	11.0	6.0	1.0	1.0
Dry	—	—	1.0	0.4	1.0	0.1

Total wells
Productive	90.0	24.5	182.0	58.0	190.0	57.1
Dry	5.0	2.8	3.0	1.2	2.0	0.3

Total	95.0	27.3	185.0	59.2	192.0	57.4

Percent productive	95%	90%	98%	98%	99%	99%

The following table sets forth certain information regarding our historical net production volumes, revenues, average prices realized and production costs associated with sales of oil and natural gas for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

Production:
Oil (MBbl)	1,173	1,449	1,906	431	758
Natural Gas (MMcf)	11,923	16,660	20,949	4,868	5,033

Combined (MMcfe)	18,961	25,354	32,385	7,454	9,581

Average daily production:
Oil (Bbls)	3,214	3,970	5,222	4,795	8,422
Natural gas (Mcf)	32,666	45,644	57,395	54,051	55,922

Combined (Mcfe)	51,950	69,464	88,727	82,821	106,455

Average prices (before effect of hedges):
Oil (per Bbl)	$40.53	$53.76	$61.65	$59.77	$54.78
Natural Gas (Mcf)	5.54	7.41	6.29	7.30	6.23

Combined (per Mcfe)	5.99	7.94	7.69	8.22	7.61

Average costs per Mcfe:
Lease operating	$1.42	$1.66	$2.21	$2.03	$2.67
Production tax	$0.44	$0.58	$0.58	$0.62	$0.58
Depreciation, depletion, and amortization	$0.92	$1.24	$1.61	$1.34	$1.89
General and administrative	$0.32	$0.39	$0.45	$0.46	$0.58

Competition

The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable leases, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

We are also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant price increases. We are unable to predict when, or if, such shortages may again occur or how they would affect our development and exploitation program.

Competition is also strong for attractive oil and natural gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily. Many large oil companies have been actively marketing some of their existing producing properties for sale to independent producers. Although we regularly evaluate acquisition opportunities and submit bids as part of our growth strategy, we do not have any current agreements, understandings or arrangements with respect to any material acquisition.

Markets

The marketing of oil and natural gas produced by us will be affected by a number of factors that are beyond our control and whose exact effect cannot be accurately predicted. These factors include:

•	the amount of crude oil and natural gas imports;

•	the availability, proximity and cost of adequate pipeline and other transportation facilities;

•	the success of efforts to market competitive fuels, such as coal and nuclear energy and the growth and/or success of alternative energy sources such as wind power;

•	the effect of federal and state regulation of production, refining, transportation and sales;

•	the laws of foreign jurisdictions and the laws and regulations affecting foreign markets;

•	other matters affecting the availability of a ready market, such as fluctuating supply and demand; and

•	general economic conditions in the United States and around the world.

The supply and demand balance of crude oil and natural gas in world markets has caused significant variations in the prices of these products over recent years. The North American Free Trade Agreement eliminated most trade and investment barriers between the United States, Canada and Mexico, resulting in increased foreign competition for domestic natural gas production. New pipeline projects recently approved by, or presently pending before, FERC, as well as nondiscriminatory access requirements, could further increase the availability of gas imports to certain U.S. markets. Such imports could have an adverse effect on both the price and volume of gas sales from our wells.

Members of the Organization of Petroleum Exporting Countries establish prices and production quotas from time to time with the intent of reducing the current global oversupply and maintaining, lowering or increasing certain price levels. We are unable to predict what effect, if any, such actions will have on both the price and volume of crude oil sales from our wells.

In several initiatives, FERC has required pipeline transportation companies to develop electronic communication and to provide standardized access via the Internet to information concerning capacity and prices on a nationwide basis, so as to create a national market. Parallel developments toward an electronic marketplace for electric power, mandated by FERC, are serving to create multi-national markets for energy products generally. These systems will allow rapid consummation of natural gas transactions. Although this system may initially lower prices due to increased competition, it is anticipated it will ultimately expand natural gas markets and improve their reliability.

Environmental matters and regulation

We believe that our properties and operations are in substantial compliance with applicable environmental laws and regulations, and our operations to date have not resulted in any material environmental liabilities. To reduce our exposure to potential environmental risk, we typically have our field personnel inspect operated properties prior to completing each acquisition.

General

Our operations, like the operations of other companies in our industry, are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

•	require the acquisition of various permits before drilling commences;

•	require the installation of expensive pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on lands lying within wilderness, wetlands and other protected areas;

•	require remedial measures to prevent pollution from former operations, such as pit closure and plugging of abandoned wells;

•	impose substantial liabilities for pollution resulting from our operation; and

•	with respect to operations affecting federal lands or leases, require preparation of a Resource Management Plan, an Environmental Assessment, and/or an Environmental Impact Statement.

These laws, rules and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements for the oil and gas industry could have a significant impact on our operating costs.

We believe that we substantially comply with all current applicable environmental laws and regulations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations. However, we cannot predict how future environmental laws and regulations may affect our properties or operations. For the year ended December 31, 2006, we did not incur any material capital expenditures for installation of remediation or pollution control equipment at any of our facilities. As of the date of this prospectus, we are not aware of any environmental issues or claims that will require material capital expenditures during 2007 or that will otherwise have material impact on our financial position or results of operations.

Environmental laws and regulations that could have a material impact on the oil and gas exploration and production industry include the following:

National Environmental Policy Act

Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will typically prepare an Environmental Assessment to assess the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment.

All of our current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of natural gas and oil projects.

Waste handling

The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of “hazardous wastes” and the disposal of non-hazardous wastes. Under the auspices of the Environmental Protection Agency, or EPA, individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil, natural gas, or geothermal energy constitute “solid wastes”, which are regulated under the less stringent non-hazardous waste provisions. However, there is no guarantee that the EPA or individual states will not adopt more stringent requirements for the handling of non-hazardous wastes or categorize some non-hazardous wastes as hazardous for future regulation.

We believe that we are currently in substantial compliance with the requirements of RCRA and related state and local laws and regulations, and that we hold all necessary and up-to-date permits, registrations and other authorizations to the extent that our operations require them under such laws and regulations. Although we do not believe the current costs of managing our presently classified wastes to be significant, any legislative or regulatory reclassification of oil and natural gas exploration and production wastes could increase our costs to manage and dispose of such wastes.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the “Superfund” law, imposes joint and several liability, without regard to fault or legality of conduct, on persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substance at the site. Under CERCLA, such persons may be liable for the costs of cleaning up the hazardous substances released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own, lease, or operate numerous properties that have produced oil and natural gas for many years. Although we believe we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial plugging or pit closure operations to prevent future contamination.

Water discharges

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls on the discharge of pollutants, including produced waters and other oil and natural gas wastes, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or the relevant state. The Clean Water Act also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by a permit issued by the U.S. Army Corps of Engineers. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the federal Clean Water Act and analogous state laws and regulations. We believe we are in substantial compliance with the requirements of the Clean Water Act.

Air emissions

The Clean Air Act, and associated state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Some of our new facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to comply with new emission limitations. These regulations may increase the costs of compliance for some facilities, and federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance. We believe that we are in substantial compliance with the requirements of the Clean Air Act.

Other laws and regulation

The Kyoto Protocol to the United Nations Framework Convention on Climate Change became effective in February 2005. Under the Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as greenhouse gases, that are suspected of contributing to global warming. The United States is not currently a participant in the Protocol, and Congress has resisted recent proposed legislation directed at reducing greenhouse gas emissions. However, there has been support in various regions of the country for legislation that requires reductions in greenhouse gas emissions, and some states have already adopted legislation addressing greenhouse gas emissions from various sources, primarily power plants. The oil and gas industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. Our operations are not adversely impacted by current state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

Other regulation of the oil and gas industry

The oil and gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

Legislation continues to be introduced in Congress and development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including oil and natural gas facilities. Our operations may be subject to such laws and regulations. It is not possible to accurately estimate the costs we could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Drilling and production

Our operations are subject to various types of regulation at the federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the rates of production or “allowables”;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and natural gas we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

Natural gas sales transportation

Historically, federal legislation and regulatory controls have affected the price of the natural gas we produce and the manner in which we market our production. The Federal Energy Regulatory Commission, or FERC, has jurisdiction over the transportation and sale for resale of natural gas in interstate commerce by natural gas companies under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. Since 1978, various federal laws have been enacted which have resulted in the complete removal of all price and non-price controls for sales of domestic natural gas sold in “first sales,” which include all of our sales of our own production.

FERC also regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Commencing in 1985, FERC promulgated a series of orders, regulations and rule makings that significantly fostered competition in the business of transporting and marketing gas. Today, interstate pipeline companies are required to provide nondiscriminatory transportation services to producers, marketers and other shippers, regardless of whether such shippers are affiliated with an interstate pipeline company. FERC’s initiatives have led to the development of a competitive, unregulated, open access market for gas purchases and sales that permits all purchasers of gas to buy gas directly from third-party sellers other than pipelines. However, the natural gas industry historically has been very heavily regulated; therefore, we cannot guarantee that the less stringent regulatory approach recently pursued by FERC and Congress will continue indefinitely into the future nor can we determine what effect, if any, future regulatory changes might have on our natural gas related activities.

Under FERC’s current regulatory regime, transmission services must be provided on an open-access, non-discriminatory basis at cost-based rates or at market-based rates if the transportation market at issue is sufficiently competitive. Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and instate waters. Although its policy is still in flux, FERC recently has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of getting gas to point-of-sale locations.

Natural gas gathering regulations

State regulation of natural gas gathering facilities generally include various safety, environmental and, in some circumstances, nondiscriminatory-take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

State regulation

The various states regulate the drilling for, and the production, gathering and sale of, oil and natural gas, including imposing severance taxes and requirements for obtaining drilling permits. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and natural gas resources. States may regulate rates of production and may establish maximum daily production allowables from oil and natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amounts of oil and natural gas that may be produced from our wells, and to limit the number of wells or locations we can drill.

The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to occupational safety, resource conservation and equal employment opportunity. We do not believe that compliance with these laws will have a material adverse effect on us.

Seasonality

While our limited operations located in the Gulf Coast and the Rocky Mountains may experience seasonal fluctuations, we do not believe these fluctuations have had, or will have, a material impact on our consolidated results of operations.

Legal proceedings

In the opinion of management, there are no material pending legal proceedings to which we or any of our subsidiaries are a party or of which any of our property is the subject. However, due to the nature of our business, certain legal or administrative proceedings may arise from time to time in the ordinary course of business.

Title to properties

We believe that we have satisfactory title to all of our owned assets. As is customary in the oil and gas industry, we initially conduct only a cursory review of the title to undeveloped leasehold acreage rights acquired through oil and gas leases or farm-in agreements. Prior to the commencement of drilling operations on undeveloped leasehold, we conduct a title examination and perform curative work with respect to any significant title defects. Prior to completing an acquisition of an interest in significant producing oil and gas properties, we conduct due diligence as to title for the specific interest we are acquiring. Our interests in natural gas and oil properties are subject to customary royalty interests, liens for current taxes and other similar burdens and minor easements, restrictions and encumbrances which we believe do not materially detract from the value of these interests either individually or in the aggregate and will not materially interfere with the operation of our business. We will take such steps as we deem necessary to assure that our title to our properties is satisfactory. We are free, however, to exercise our judgment as to reasonable business risks in waiving title requirements.

Employees

As of March 31, 2007, we had 522 full-time employees, including 11 geologists and geophysicists, 27 production and reservoir engineers and 12 land professionals. Of these, 232 work in our Oklahoma City office and 290 are in our district and field offices. We also contract for the services of independent consultants involved in land, regulatory, accounting, financial and other disciplines as needed. The acquisition of Green Country Supply, Inc. on April 16, 2007 added an additional 157 employees. None of our employees are represented by labor unions or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

Management

The following provides brief biographical information for each of our executive officers, directors and other key management personnel.

Executive officers and directors

The following table provides information regarding our executive officers and directors. Our board of directors currently consists of three members—Mark A. Fischer, Charles A. Fischer, Jr. and Joseph O. Evans. Each of these persons are also full-time employees. We currently have no Board committees.

Name	Age	Position

Mark A. Fischer	57	Chairman, Chief Executive Officer and President

Joseph O. Evans	53	Chief Financial Officer and Executive Vice President and Director

Charles A. Fischer, Jr.	58	Chief Administrative Officer, Executive Vice President and Director

Robert W. Kelly II	49	Senior Vice President and General Counsel

Larry E. Gateley	57	Senior Vice President—Reservoir Engineering and Acquisitions

James M. Miller	44	Senior Vice President—Operations and Production Engineering

Mark A. Fischer, Chairman, Chief Executive Officer, President and Co-Founder, co-founded Chaparral in 1988 and has served as its President and Chairman of the Board since its inception. Mr. Fischer began his career with Exxon Company USA in 1972 in the Permian Basin of West Texas where he held various positions as production engineer, reservoir engineer, field superintendent and finally supervising production engineer. From 1977 until 1980, Mr. Fischer served as the drilling and production manager for the West Texas and then Mid-Continent Division of TXO Production Corp. Prior to founding Chaparral, he served as division operations manager for Slawson Exploration Company, focusing on the Mid-Continent and Panhandle Divisions. He is a member of the Society of Petroleum Engineers and the American Petroleum Institute. Mr. Fischer served as a director of the API from 1984-1986. Mr. Fischer graduated from Texas A&M University in 1972 with an honors degree in aerospace engineering. Mark A. Fischer and Charles A. Fischer, Jr. are brothers.

Charles A. Fischer, Jr., Chief Administrative Officer, Executive Vice President, Director and Co-Founder, co-founded Chaparral in 1988, and has served as its Chief Administrative Officer and Executive Vice President since July 2005. Mr. Fischer joined Chaparral full-time in 2000 and served as its Chief Financial Officer and Senior Vice President for five years until assuming the role of Chief Administrative Officer. In 1978 Mr. Fischer founded C.A. Fischer Lumber Co. Ltd., which owns eight retail building supply outlets in western Canada, and is the current President. Mr. Fischer also serves as manager of Altoma Energy GP. Mr. Fischer began his career with Renewable Resources in 1974 as a senior scientist on the Polar Gas Pipeline Project investigating the feasibility of bringing natural gas from the high Arctic to south-central Canada. Mr. Fischer served as a director of the Canadian Western Retail Lumberman’s Association for 11 years, was

President for 6 years, and received the 2001 Industry Achievement Award. He graduated from Texas A&M University in 1970 (Bachelor of Science degree in Biology) and the University of Wisconsin in 1973 (Master of Science degree in Ecology). Mr. Fischer has announced his retirement as Chief Administrative Officer and Executive Vice President which is to be effective July 31, 2007.

Joseph O. Evans, Chief Financial Officer & Executive Vice President & Director, joined Chaparral in July of 2005 as Chief Financial Officer and was elected to its Board of Directors in September 2006. From 1998 to June 2005, Mr. Evans was a consultant and practiced public accounting with the firm of Evans Gaither & Assoc. From 1997 to 1998, he served as Senior Vice President and Financial Advisor, Energy Lending, for First National Bank of Commerce in New Orleans. From 1976 until 1997, Mr. Evans worked in the Oklahoma practice of Deloitte & Touche where he became an Audit Partner. While at Deloitte he was a member of the energy industry group and was responsible for services on numerous Commission filings for clients. Mr. Evans has instructed numerous continuing professional education courses focused on compliance with the Sarbanes Oxley Act. He is a Certified Public Accountant and an Accredited Petroleum Accountant. Mr. Evans is a graduate of the University of Central Oklahoma with a Bachelor of Science degree in Accounting.

Robert W. Kelly II, Sr. Vice President & General Counsel, joined Chaparral in 2001 and oversees the legal, land, marketing and environmental functions. Prior to joining Chaparral, Mr. Kelly worked for Ricks Exploration Inc. as Director of Business Development & Gas Marketing for two years. From 1990 until 1999, he was with EOG Resources Inc. (formerly Enron Oil & Gas Company) initially as Land Manager for its Oklahoma City division and later building their business development department. During 1989 and 1990, Mr. Kelly was a title attorney in his own partnership firm in Oklahoma City. He began his oil and gas career as a Landman with TXO Production Corp. in 1981, subsequently receiving promotions to District Landman by 1988. He is a member of the American Bar Association, the Oklahoma Bar Association, the Oklahoma Independent Producers Association, and several other business and legal associations. Mr. Kelly received a Bachelor of Business Administration (Petroleum Land Management) degree from the University of Oklahoma in 1981, and a Juris Doctor from the Oklahoma City University School of Law in 1989.

Larry E. Gateley, Sr. Vice President—Reservoir Engineering and Acquisitions, joined Chaparral in 1997 as the Reservoir Engineering and Acquisitions Manager, and currently performs reservoir studies on over 4,000 wells per year. Mr. Gateley has 32 years of diversified management and operational and technical engineering experience. His previous positions include Reservoir/Production/Drilling Engineer for Exxon Company USA, Sr. Petroleum Engineer for J.M. Huber Corp., Chief Drilling Engineer for Post Petroleum Inc., Vice President and Co-Owner of Wood-Gate Engineering Inc., Vice President of Acquisitions for SMR Energy Income Funds, and Acquisitions Manager for Frontier Natural Gas Corporation. Mr. Gateley is a registered Professional Engineer in the states of Oklahoma and Texas. He is a graduate of the University of Oklahoma with a Bachelor of Science degree in Mechanical Engineering.

James M. Miller, Sr. Vice President—Operations & Production Engineering, joined Chaparral in 1996, as Operations Engineer. Since joining Chaparral, Mr. Miller has been promoted to positions of increasing responsibility and currently oversees all company production operations and field services. Mr. Miller has gained particular expertise in the area of operating secondary and tertiary recovery units. Prior to joining Chaparral, Mr. Miller worked for KEPCO Operating Inc. for one year as a petroleum engineer. From 1987 to 1995, he was employed by Robert A. Mason Production Co., as a petroleum engineer, and later as Vice President of Production. He is a member of the Society of Petroleum Engineers and the American Petroleum Institute. Mr. Miller attended the University of Oklahoma and received a Bachelor of Science degree in Petroleum Engineering in 1986.

Board structure and compensation of directors

Upon completion of the offering, our board of directors will consist of six members and will include three independent directors to be identified prior to completion of the offering. Our board will determine the independence of these directors under the applicable rules of the NYSE. Following the phase-in period permitted under those rules, we intend to rely initially upon the controlled company exemption from rules that would otherwise require that a majority of the members of our board be independent directors.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2008, 2009 and 2010, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $25,000 and an annual grant of 4,000 shares of restricted stock. Each non-employee director also will receive a fee of $1,500 for each board meeting attended and $1,000 for each committee meeting attended. In addition, the chairman of the audit committee will receive an annual fee of $10,000, the chairman of the compensation committee will receive an annual fee of $5,000 and the chairman of the nominating and governance committee will receive an annual fee of $5,000.

Board committees

Our board of directors will have an audit committee, a nominating and governance committee and a compensation committee following this offering. We intend that all the members of our audit committee will be independent under applicable provisions of the Securities Exchange Act of 1934 and the NYSE rules following the phase-in period. Following the phase-in period permitted under the NYSE rules, we intend to rely initially on the controlled company exemption from rules that would otherwise require that all the members of our nominating and governance committee and of our compensation committee will be independent under applicable provisions of those rules.

Audit Committee.    The audit committee will assist the board in overseeing (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independence, qualifications and performance of our independent registered public accounting firm and (d) the performance of our internal audit function. Our board will designate one of the members of the audit committee as an “audit committee financial expert.”

Nominating and Governance Committee.    The nominating and governance committee will assist the board in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, monitoring and assessing the performance of the board of directors and individual non-employee directors, reviewing compensation received by directors for service on the board of directors and its committees and developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company.

Compensation Committee.    The compensation committee will (a) review and approve the compensation of our executive officers and other key employees, (b) evaluate the performance of our chief executive officer and oversee the performance evaluation of senior management and (c) administer and make recommendations to the board of directors with respect to our incentive-compensation plans, equity-based plans and other compensation benefit plans.

Web access

We will provide access through our website at www.chaparralenergy.com to current information relating to governance, including a copy of each board committee charter, our Code of Conduct, our corporate governance guidelines and other matters impacting our governance principles. You may also contact our General Counsel for paper copies of these documents free of charge.

Compensation committee interlocks and insider participation

None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Executive compensation

Compensation discussion and analysis

Overview & oversight of compensation program

Our compensation programs include programs that are designed specifically for (1) our most senior executive officers (“Senior Executives”), which includes the Principal Executive Officer (“PEO”) and the other executive officers named in the Summary Compensation Table (the “Named Executive Officers” or “NEOs”); (2) employees who are designated as executives of Chaparral (“Executives” or “Executive Employees”), which includes the Senior Executives and (3) a broad-base of Chaparral employees. Currently, our PEO and Board of Directors oversees the compensation programs for the Named Executive Officers, Executives and the broad-base of Chaparral employees.

Overview of compensation philosophy and program

In order to recruit and retain the most qualified and competent individuals as Senior Executives, we strive to maintain a compensation program that is competitive in the labor market. The following compensation objectives are considered in setting the compensation programs for our Senior Executives:

•	drive and reward performance which supports Chaparral’s core values;

•	align the interests of Senior Executives with those of stockholders;

•	design competitive total compensation and rewards programs to enhance our ability to attract and retain knowledgeable and experienced Senior Executives; and

•	set compensation and incentive levels that reflect mid-range market practices.

Benchmark Group and compensation targets

We selected a group of companies consisting of approximately 30 publicly-traded, U.S. exploration and production companies of varying sizes (the “Benchmark Group”). The Benchmark Group is used to index executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to ours and that compete with us for executive talent.

We also review compensation data from the Oil & Gas E&P Survey prepared by Effective Compensation, Incorporated (“ECI” or the “Survey Data”) to ensure that our total Senior Executive compensation program aligns with the median of the Survey Data. The Survey Data is a compilation of compensation and other data based upon 99 exploration and production firms that participated in the survey.

Compensation elements and rationale for pay mix decisions

To reward both short and long-term performance in our compensation program and in furtherance of our compensation objectives noted above, our executive compensation philosophy includes the following four principles:

(i) Compensation levels should be competitive

We review the Survey Data to ensure that the compensation program is aligned with median levels. We believe that a competitive compensation program will enhance our ability to attract and retain Senior Executives.

(ii) Compensation should be related to performance

We believe that a significant portion of a Senior Executive’s compensation should be tied to individual performance and to overall Chaparral performance measured primarily by growth in reserves, production and net income.

(iii) Variable compensation should represent a portion of a Senior Executive’s total compensation

Chaparral intends for a portion of compensation paid to Senior Executives to be variable in order to allow flexibility when Chaparral performance and/or industry conditions are not optimum and maintain the ability to reward Senior Executives for overall Chaparral growth and retain Senior Executives when industry conditions necessitate. Senior Executives should have the incentive of increasing Chaparral profitability and value in order to earn a portion of their compensation package.

(iv) Compensation should balance short and long-term performance

We seek to structure a balance between achieving strong short-term annual results and ensuring our long-term viability and success. To reinforce the importance of balancing these perspectives, Senior Executives are regularly provided both compensation based on the accomplishment of short-term objectives and incentives for achieving long-term objectives. Beginning in 2004, we began a long-term compensation plan to deliver long-term incentive awards aligned with the interests of stockholders while simultaneously serving as a retention tool to ensure that recipients remain employed while our annual bonus plans are structured to reward the accomplishment of short-term objectives.

Review of senior executive performance

The PEO reviews, on an annual basis, each compensation element of a Senior Executive. In each case, the PEO takes into account the scope of responsibilities and experience, succession potential, strengths and weaknesses, and contribution and performance over the past year and balances these against competitive salary levels. The PEO works daily with the Senior Executives, which allows him to form his assessment of each individual’s performance. The PEOs performance is assessed by the Board, taking into account the scope of responsibilities and experience, strengths and weaknesses and contribution and performance over the past year balanced against competitive salary levels.

Components of the executive compensation program

We believe the total compensation and benefits program for Senior Executives should consist of the following:

•	base salaries;

•	annual bonus plans;

•	long-term retention and incentive compensation; and

•	health and welfare benefits and retirement.

Base salaries

Senior Executive base salaries are targeted at median levels of similarly sized companies within the Benchmark Group and Survey Data. Base salaries are determined by evaluating a Senior Executive’s level of responsibility and experience and Chaparral’s performance.

Increases to base salaries, if any, are driven primarily by individual performance and comparative data from the Survey Data. Individual performance is evaluated by reviewing the Senior Executive’s success in achieving business results, promoting our core values and keys to success and demonstrating leadership abilities.

In setting the base salary of the Senior Executives for fiscal year 2006, the compensation of comparable senior executives based on Survey Data was reviewed. The PEO does not rely solely on predetermined formulas or a limited set of criteria when evaluating the performance of the Senior Executives.

We review the Survey Data annually. The Survey Data and general economic conditions and marketplace compensation trends are evaluated. We usually adjust base salaries for Senior Executives annually or when:

•	the current compensation demonstrates a significant deviation from the market data;

•	recognizing outstanding individual performance;

•	recognizing an increase in responsibility; or

•	recognizing significant growth of Chaparral.

This is in line with our philosophy that Senior Executive compensation should be paid at the competitive median levels. The salaries paid to the PEO and the NEOs during fiscal year 2006 are shown in the Summary Compensation Table below.

Annual profit sharing bonus and performance based retention bonus

The Annual Profit Sharing Bonus provides Senior Executives with the opportunity to earn cash bonuses based on Chaparral’s achievement of unspecified company-wide goals as determined by the PEO. The annual profit sharing bonus component of our compensation program is to align Senior Executive pay with our annual (short-term) performance. The profit sharing bonus was awarded to all employees. In 2006, one-half of the 2005 annual profit sharing bonus was paid in cash in June 2006 and for Senior Executives, the entire 2006 annual profit sharing bonus was paid in cash in December 2006.

The Annual Performance Based Retention Bonus (“Retention Bonus”) provides all employees, including Senior Executives in 2006, with the opportunity to earn cash bonuses. The Retention Bonus is a component of our compensation program designed to enhance retention on short-term term basis and to balance the long-term retention plans. In 2006, the amount of Retention Bonus awards were determined based on position and unspecified subjective performance criteria as determined by the PEO for the Senior Executives and by the Board for the PEO. The Retention Bonus was announced in November 2005 and was paid in cash one-half in March 2006 and one-half in September 2006.

Both the Profit Sharing and Retention Bonus for Senior Executives were discontinued after September 2006 and a new Officers Annual Bonus was created in September 2006. The Officers Annual Bonus provides Senior Executives with the opportunity to earn cash bonuses based on the

Chaparral’s achievement of unspecified company-wide goals as determined by the CEO. The bonus is a component of the compensation program designed to align Senior Executive pay with our annual (short-term) performance. The bonus was awarded in September 2006 and was paid April 2, 2007.

The 2006 bonus programs were structured to provide cash bonuses to Senior Executives competitive to the median levels based on the Benchmark Group and the Survey Data to be consistent with our philosophy that compensation levels should be variable and competitive. The bonuses awarded paid to the PEO and the NEOs during fiscal year 2006 are shown in the Summary Compensation Table below.

Phantom unit plan

The objective of the Phantom Unit plan is to provide non-owner Senior Executives and other key employees with long-term incentive and retention award opportunities in a private company that would be competitive with equity incentive plans provided by public companies. Phantom units may be awarded in total up to 2% of the fair market value of Chaparral, as defined by the Plan. No participant may be granted, in the aggregate, more than 5% of the maximum number of phantom units available for award. Generally, phantom units vest on the seventh anniversary of the award date of the phantom unit, but may also vest on a pro-rata basis following a participant’s termination of employment with us due to death, disability, retirement or termination by Chaparral without cause. Effective January 1, 2007, Chaparral reduced the phantom unit vest period from the seventh anniversary of the award date to the fifth anniversary of the original award date.

Also, phantom units vest if a change of control event occurs. A change of control event will occur under the Plan if (1) our stockholders as of January 1, 2004, the date of the creation of the Phantom Unit Plan, collectively sell a majority of their shares (either publicly or privately) to a person who is not majority owned by them collectively, and in the process lose operational control of us (i.e., the position of President, Chief Executive Officer or Chairman of us or our subsidiary Chaparral Energy, is not held by either Mark A. Fischer or Charles A. Fischer, Jr.), (2) the termination, liquidation or dissolution of us or Chaparral Energy unless our business is substantially carried on by a successor company that remains majority owned or operationally controlled as described above, or (3) we sell all or substantially all of our assets. Upon vesting, participants are entitled to the value of their phantom units payable in cash immediately.

The Phantom Unit plan was effective January 1, 2004. At the creation of the plan, the value of the initial and nine subsequent annual awards made to Senior Executives was targeted. The value and timing of the awards was derived to provide an estimated pre-determined payout upon vesting of the awards. The payout on vesting of the awards assumed certain company growth rates were sustained over the vesting period, although no adjustment is made to those awards if Chaparral exceeds or does not meet those growth rates. We believe that this aligns the Senior Executives compensation to stockholder value by providing a proprietary interest in the value of Chaparral. Additionally, the predetermined annual awards can be adjusted to recognize exemplary performance or increased responsibility consistent with the philosophy of relating individual compensation to performance.

Phantom unit information related to the NEOs during fiscal year 2006 is included in the Summary Compensation Table below. Additional information on the phantom unit awards is shown in the Grants of Plan Based Awards Table below and the Outstanding Awards at Fiscal Year-End Table below.

Tax implications of executive compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) places a limit of $1,000,000 on the amount of compensation that may be deducted by Chaparral in any year with respect to the PEO and the NEOs unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations, as well as pursuant to a plan approved by Chaparral’s stockholders. We may from time to time pay compensation to our Senior Executives that may not be deductible, including discretionary bonuses or other types of compensation outside of our plans.

Although we have generally attempted to structure executive compensation so as to preserve deductibility, we also believes that there are circumstances where our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code.

Although equity awards may be deductible for tax purposes by Chaparral, the accounting rules pursuant to FAS 123(R) require that the portion of the tax benefit in excess of the financial compensation cost be recorded to paid-in-capital.

Health and welfare and retirement benefits

We offer a variety of health and welfare and retirement programs to all eligible employees. The Senior Executives are eligible for the same benefit programs on the same basis as the rest of our employees. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, pharmacy, dental, life insurance, supplemental insurance policies and a flexible spending plan. For employees, including Senior Executives, that decline coverage or elect employee only coverage on the medical, Chaparral will provide a $50 per month credit to use to purchase dental, voluntary products or deposit into a flexible spending plan which allows employees to pay for out-of-pocket medical, dental and vision expenses and dependent care expenses.

We offer a 401(k) Profit Sharing Plan that is intended to supplement the employee’s personal savings and social security. All employees, including Senior Executives, are generally eligible for the 401(k) plan. Senior Executives participate in the 401(k) plan on the same basis as other employees.

We adopted the 401(k) plan to enable employees to save for retirement through a tax-advantaged combination of employee and company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401(k) plan allows eligible employees to elect to contribute from 1% to 60% of their eligible compensation, up to the annual IRS dollar limit. Eligible compensation generally means all wages, salaries and fees for services from Chaparral. Employee contributions are matched in cash by us at the rate of $1.00 per $1.00 employee contribution for the first 5%. Effective

January 1, 2007, Chaparral matches to a rate of $1.00 per $1.00 employee contribution for the first 6% of the employee’s salary. Effective January 1, 2007, such contributions vest as follows:

Years of Service for Vesting	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

However, regardless of the number of years of service, an employee is fully vested in his 401(k) plan if the employee retires at age 65 or later, attains age 62 and completes 5 years of service, or the employee’s employment is terminated due to death or total and permanent disability. The 401(k) plan provides for different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The 401(k) plan does not provide our employees the option to invest directly in Chaparral’s stock. The 401(k) plan offers in-service withdrawals in the form of loans, hardship distributions, after-tax account distributions and age 59.5 distributions.

Participation interests

Historically, we had granted participation interests in certain drilling or development projects to a limited number of employees with the objective of directly aligning Chaparral and individual objectives. We granted certain participation interests in the form of overriding royalty interests to James M. Miller as incentive compensation for the development of our largest EOR project. The participation interests were granted subject to a vesting schedule to provide retention incentive through the initial phases of the long-term project. Our subsidiary, Chaparral CO2, L.L.C., has assigned Mr. Miller an overriding royalty interest equal to a total 0.005 net revenue interest in the production from the Northwest Camrick Unit, the Camrick Unit and the North Perryton (George Morrow) Unit, in each case limited to the unitized Upper Morrow Sand formation. Mr. Miller was 60% vested at June 30, 2005, 80% vested at June 30, 2006 and is scheduled to be 100% vested at June 30, 2007, assuming he does not terminate his employment prior to that date. Mr. Miller may terminate his employment with us at any time on or after July 1, 2007, without any part of the overriding royalty interest granted reverting to us. In the event of Mr. Miller’s death or if we terminate Mr. Miller’s employment for any reason or if Chaparral Energy, Inc. merges into another entity in which Chaparral is not the surviving entity or if there is a sale of Chaparral Energy, Inc. before July 1, 2007, the entire overriding royalty interest granted will be owned by Mr. Miller without the possibility of reversion. In addition, if we sell our interest in one of the Units covered by the assignment, the overriding royalty interest granted with respect to that Unit will be owned by Mr. Miller without possibility of reversion. The participation interests information related to Mr. Miller during fiscal year 2006 is included in the Summary Compensation Table below.

We discontinued the program of granting overriding royalty interests to Senior Executives and other employees effective December 31, 2005, other than certain specified wells that spud prior to April 1, 2006.

Employment agreements

We have an employment agreement with our chief financial officer, dated as of June 17, 2005. We agreed to pay Joseph O. Evans an annual salary of $212,000 and an aggregate bonus of not less than $50,000 for his first year of employment with us, which began July 1, 2005. In addition, on July 1, 2005, we granted Mr. Evans a $50,000 award under our Phantom Unit Plan. We have also agreed to pay Mr. Evans a minimum severance amount of $424,000 in bonus and phantom units if we terminate his employment without cause, if a change of control occurs, if Chaparral is terminated, liquidated or dissolved or if we sell substantially all of the assets of Chaparral, at any time before June 30, 2010. Our severance arrangement with Mr. Evans will terminate automatically after the completion of an initial public offering on the adoption of a revised severance package.

Indemnification agreements

We have also entered into indemnification agreements with all of our directors and some of our Executive Officers. These indemnification agreements are intended to permit indemnification to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. It is possible that the applicable law could change the degree to which indemnification is expressly permitted.

The indemnification agreements cover expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements generally cover claims relating to the fact that the indemnified party is or was an officer, director, employee or agent of us or any of our affiliates, or is or was serving at our request in such a position for another entity. The indemnification agreements also obligate us to promptly advance all reasonable expenses incurred in connection with any claim. The indemnitee is, in turn, obligated to reimburse us for all amounts so advanced if it is later determined that the indemnitee is not entitled to indemnification. The indemnification provided under the indemnification agreements is not exclusive of any other indemnity rights; however, double payment to the indemnitee is prohibited.

We are not obligated to indemnify the indemnitee with respect to claims brought by the indemnitee against:

•	us, except for:

•	claims regarding the indemnitee’s rights under the indemnification agreement;

•	claims to enforce a right to indemnification under any statute or law; and

•	counter-claims against us in a proceeding brought by us against the indemnitee; or

•	any other person, except for claims approved by our board of directors.

We have also agreed to obtain and maintain director and officer liability insurance for the benefit of each of the above indemnities. These policies will include coverage for losses for wrongful acts and omissions and to ensure our performance under the indemnification agreements. Each of the indemnities will be named as an insured under such policies and provided with the same rights and benefits as are accorded to the most favorably insured of our directors and officers.

2006 summary compensation table

The following table below summarizes the total compensation paid or earned by each of the NEO’s for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Mark A. Fischer, Chief Executive Officer and President	2006	$351,258	$245,165	—	—	—	—	$20,688	(3)	$617,111
Joseph O. Evans, Chief Financial Officer and Executive Vice President	2006	227,285	90,369	7,514	—	—	—	13,104	(3)	338,272
Charles A. Fischer, Chief Administrative Officer and Executive Vice President	2006	207,650	89,290	—	—	—	—	19,719	(3)	316,659
Larry E. Gateley, Senior Vice President— Reservoir Engineering and Acquisitions	2006	189,362	72,727	15,010	—	—	—	11,530	(3)	288,629
James M. Miller, Senior Vice President— Operations and Production Engineering	2006	170,885	67,463	15,010	—	—	—	99,514	(4)	352,872

(1)

Includes amounts paid under the Annual Profit Sharing Bonus and Annual Performance Based Retention Bonus and amounts earned under the 2006 Officers Annual Bonus that was paid on April 2, 2007. The amounts of unpaid Officers Annual Bonuses at December 31, 2006 were $105,233, $45,817, $39,388, $32,851 and $31,996 for Messrs. Mark A. Fischer, Joseph O. Evans, Charles A. Fischer, Jr., Larry E. Gateley, and James M. Miller, respectively.

(2)

Phantom unit awards were made on January 1, 2006 and valued at $17.89 per share. The value shown is what is also included in Chaparral’s financial statements per FAS 123(R). The actual number of awards granted is shown in the “Grants of Plan Based Awards” table included in this filing.

(3)

Includes: for Mark A. Fischer $10,142 in matching 401(k) contributions; for Joseph O. Evans $12,667 in matching 401(k) contributions; for Charles A. Fischer $13,631 in matching 401(k) contributions; for Larry E. Gateley $10,822 in matching 401(k) contributions.

(4)

Includes $10,318 in matching 401(k) contributions and $89,041 in payments pursuant to overriding royalty interests subject to vesting. We granted certain participation interests in the form of overriding royalty interests. Our subsidiary, Chaparral CO2, L.L.C., has assigned Mr. Miller an overriding royalty interest equal to a total 0.005 net revenue interest in the production from the Northwest Camrick Unit, the Camrick Unit and the North Perryton (George Morrow) Unit, in each case limited to the unitized Upper Morrow Sand formation. Mr. Miller was 60% vested at June 30, 2005, 80% vested at June 30, 2006 and is scheduled to be 100% vested at June 30, 2007, assuming he does not terminate his employment prior to that date.

2006 grants of plan-based awards table

The following table discloses the actual numbers of phantom units granted and the grant date fair value of these awards for each NEO that participates in the Phantom Unit Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(1) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ Sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

Joseph O. Evans	1/1/2006							420		$17.89
Larry E. Gateley	1/1/2006							839		17.89
James M. Miller	1/1/2006							839		17.89

(1)

As of December 31, 2006, Phantom unit awards vest 7 years from the award date in accordance with the Phantom Unit Plan. Effective January 1, 2007, the vest period was reduced to 5 years from the original award date.

2006 outstanding equity awards at fiscal year-end table

The following table shows outstanding phantom unit awards as of December 31, 2006 for each NEO that participates in the Phantom Unit Plan.

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1) (#)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Exercisable	Unexercisable

Joseph O. Evans						3,974	$56,788
Larry E. Gateley						21,894	312,865
James M. Miller						21,894	312,865

(1)

For Joseph O. Evans, phantom units vest as follows: 3,554 units on July 1, 2012 and 420 units on January 1, 2013; for Larry E. Gateley and James M. Miller, phantom units vest as follows: 19,306 units on January 1, 2011; 1,749 units on January 1, 2012; and 839 units on January 1, 2013.

(2)	The table assumes a market value of $14.29 at December 31, 2006 which is calculated in accordance with the provisions of the Phantom Unit Plan.

Potential payments upon termination or change in control

The following is a discussion of the amount of compensation payable upon voluntary termination, involuntary termination without cause, termination following a change of control and termination due to death, disability, or retirement. The actual amounts which would be paid to each executive upon termination of employment can only be determined at the time of each such executive’s separation from Chaparral.

Employment agreement with Joseph O. Evans

We have an employment agreement with Mr. Evans, dated as of June 17, 2005. We agreed to pay a minimum severance amount of $424,000 in bonus and phantom units if we terminate his employment without cause, if a change of control occurs, if Chaparral is terminated, liquidated or dissolved or if we sell substantially all of the assets of Chaparral, at any time before June 30, 2010. Our severance arrangement with Mr. Evans will terminate automatically after the completion of an initial public offering on the adoption of a revised severance package.

Phantom unit plan awards

We have granted phantom unit awards to certain NEO’s and other key employees.

Full vesting upon a change in control

If a change in control as defined in the Phantom Unit Plan were to occur prior to the NEO’s termination of employment with us, all of the NEO’s then outstanding phantom unit awards granted by us would become fully vested and nonforfeitable at the earlier of (i) 180 days after the change of control event or (ii) the date beyond which either Mark A. Fischer or Charles A. Fischer, Jr. are not providing full-time management services to Chaparral or a successor company. For each NEO, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above in the 2006 Outstanding Equity Awards Table.

Under the Phantom Unit Plan, a Change in Control is deemed to occur if:

•

the individuals who are stockholders at January 1, 2004, the date of creation of the Phantom Unit Plan, collectively sell a majority of their Membership Units (either publicly or privately) to a party which is not majority owned by them collectively, an in the process lose operation control (i.e., the position of President, Chief Executive Officer, or Chairman of the Board is not held by either Mark A. Fischer or Mr. Charles A. Fischer, Jr.); or

•

Terminate the business of, or liquidate or dissolve Chaparral unless the business of Chaparral is substantially carried on by a successor company with is majority owned or operationally controlled by the stockholders at January 1, 2004, the date of creation of the Phantom Unit Plan; or

•	Sell substantially all of the assets of Chaparral.

If any NEO’s participating in the Phantom Unit Plan are terminated by us without cause as a result of a Change in Control, all unvested units will vest as of the date of termination.

Pro rata vesting upon death, disability, retirement or termination of employment by us without cause

Phantom units vest on a pro-rata basis on the January 1 or July 1 which immediately follows the Participants termination of employment with the company due to death, disability, retirement or termination of employment without cause. Pro-rata calculation will be accomplished by dividing the number of years elapsed for the award date to the date of vesting (to a maximum of 5 years) by seven and then multiplying the number of Phantom Units in the award by the result. Phantom units which do not vest hereunder will be forfeited to the company and the participant shall have no further rights with regard to the units. A participant is considered disabled if, in the sole determination of the Committee, such participant is subject to a physical or mental condition which renders or is excepted to render the participant unable to perform his or her usual duties for Chaparral. A Participant is considered retired if the participants’ full-time employment with Chaparral terminates at or after the date the Participant attains the age of 65 years. For each NEO, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above in the 2006 Outstanding Equity Awards Table.

Participation interests

We granted certain participation interests in the form of overriding royalty interests to James M. Miller as incentive compensation. Mr. Miller was 60% vested at June 30, 2005, 80% vested at June 30, 2006 and is scheduled to be 100% vested at June 30, 2007, assuming he does not terminate his employment prior to that date. Mr. Miller may terminate his employment with us at any time on or after July 1, 2007, without any part of the overriding royalty interest granted reverting to us. In the event of Mr. Miller’s death or if we terminate Mr. Miller’s employment for any reason or if Chaparral Energy, Inc. merges into another entity in which Chaparral is not the surviving entity or if there is a sale of Chaparral Energy, Inc. before July 1, 2007, the entire overriding royalty interest granted will be owned by Mr. Miller without the possibility of reversion. In addition, if we sell our interest in one of the Units covered by the assignment, the overriding royalty interest granted with respect to that Unit will be owned by Mr. Miller without possibility of reversion.

Other payments made upon termination, retirement, death or disability

Regardless of the manner in which an NEO’s employment is terminated, he is entitled to received amounts earned during his term of employment, including unused vacation pay and bonuses earned but not yet paid under the Officers Annual Bonus. The amounts unpaid Officers Annual Bonuses at December 31, 2006 were $105,233, $45,817, $39,388, $32,851 and $31,996 for Messrs. Mark A. Fischer, Joseph O. Evans, Charles A. Fischer, Jr., Larry E. Gately, and James M. Miller, respectively.

Additionally, if an officer is terminated due to death or disability, an NEO will receive benefits under our disability plan or payments under our life insurance plan.

Principal and selling stockholders

The following table sets forth information, as of March 31, 2007, with respect to all persons who own of record or are known by us to own beneficially more than 5% of our outstanding common stock, each director, and each of the five most highly compensated executive officers, by all directors and executive officers as a group and each selling stockholder. The number of shares in the column “Number of shares offered” represents all of the shares that each selling stockholder may offer under this prospectus assuming no exercise of the underwriters’ over-allotment option. Except as noted below in the footnotes, the selling stockholders will each sell a pro rata number of the total shares that may be sold pursuant to the underwriters’ over-allotment option. To our knowledge, each of the selling stockholders has sole voting and investment power as to the shares shown, except as disclosed in this prospectus or to the extent this power may be shared with a spouse. None of the selling stockholders are broker dealers or affiliates of broker dealers. Beneficial ownership as shown in the table below has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

	Shares beneficially owned prior to this offering		Number of shares offered	Shares beneficially owned after this offering
Name(1)	Number	Percent		Number	Percent

Mark A. Fischer(2)		42.5%			%
Altoma Energy G.P.(3)		25.6%			%
Charles A. Fischer, Jr.(4)		25.6%			%
Chesapeake Energy Corporation(5)		31.9%			%
Joseph O. Evans	—	—	—	—	—
Larry E. Gateley	—	—	—	—	—
James M. Miller	—	—	—	—	—
Robert W. Kelly II	—	—	—	—	—
All Directors and Officers as a group (6 persons)		68.1%			%

(1)	The address of the directors and executive officers and all principal stockholders (with the exception of Chesapeake Energy Corporation) is in care of Chaparral Energy, Inc., 701 Cedar Lake Boulevard, Oklahoma City, Oklahoma 73114.
(2)	Fischer Investments, L.L.C. is the record owner of these shares of our common stock and is owned 50% by Mark A. Fischer 1994 Trust, for which Mark A. Fischer serves as Trustee, and 50% by Susan L. Fischer 1994 Trust, for which Susan L. Fischer, the spouse of Mark A. Fischer, serves as trustee.
(3)	Charles A. Fischer, Jr., our director, Chief Administrative Officer and Executive Vice President, is one of Altoma’s four managing general partners and beneficially owns a 23.15% general partner interest (including 0.90% owned by his spouse) in Altoma Energy G.P. The other partners of Altoma Energy G.P. who are each managing general partners and beneficially own in excess of 5% of its general partner interests are: Kenneth H. McCourt—36.75%; Ronald D. Jakimchuck—17.86%; and Gary H. Klassen—12.80%.
(4)	Includes all 224,500 shares owned of record by Altoma Energy G.P. Charles A. Fischer, Jr. serves as one of four managing partners of Altoma Energy G.P. Charles A. Fischer, Jr. owns directly a 22.25% general partner interest and his spouse owns directly a 0.90% general partner interest in Altoma Energy G.P.
(5)	The address of Chesapeake Energy Corporation is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Certain relationships and related transactions

CEI Bristol

Prior to September 30, 2005, Chaparral managed and administered the business of CEI Bristol Acquisition, L.P. Chaparral acted as operator of certain partnership wells and received overhead reimbursements as provided for in operating agreements. Fees received for these overhead reimbursements were approximately $1,018,000 for the year ended December 31, 2004 and $735,000 for the nine months ended September 30, 2005. Additionally, we were compensated for management services provided to CEI Bristol through a management fee. Management fees earned by Chaparral were approximately $228,000 for the year ended December 31, 2004 and $111,000 for the nine months ended September 30, 2005. On September 30, 2005 we acquired the 99% limited partner interest in CEI Bristol Acquisition L.P. and therefore will no longer receive any of these fees.

Participation interests

Historically, Chaparral has granted participation interests in the form of overriding royalty interests to a limited number of employees. Chaparral has also granted pro rata certain overriding royalty interests to its stockholders or their affiliates, including Mark A. Fischer and Charles A. Fischer, Jr. We believe that the granting of these participation interests to our employees in certain prospects promotes in them a proprietary interest in our exploration efforts for the benefit of us and our stockholders. Aggregate payments on these interests to all persons were $522,965, $612,075 and $622,617 in 2004, 2005 and 2006, respectively. Payments on these interests to Mark A. Fischer were $130,509, $120,373 and $84,837 in 2004, 2005 and 2006, respectively. Payments on these interests to Charles A. Fischer, Jr. were $34,421, $31,758 and $21,919 in 2004, 2005 and 2006, respectively.

We do not intend to continue the grant of any additional participation interest to our stockholders, or their affiliates, including Mark A. Fischer or Charles A. Fischer, Jr. We have discontinued the granting of overriding royalty interests under our existing program to other employees effective December 31, 2005, other than certain specified wells that spud prior to April 1, 2006.

In September 2006, Chesapeake Energy Corporation “Chesapeake” acquired a 31.9% beneficial interest in us through our sale of common stock. Chaparral participates in ownership of properties operated by Chesapeake and received revenues and incurred joint interest billings of $9,792,000 and $4,361,000, respectively for the year ended December 31, 2006 on these properties. In addition, Chesapeake participates in ownership of properties operated by Chaparral. During the year ended December 31, 2006, we paid revenues and recorded joint interest billings of $1,809,000 and $2,556,000, respectively to Chesapeake. There were no significant amounts receivable or payable to Chesapeake at December 31, 2006.

Port Aransas property

On December 28, 2005, Mark A. Fischer acquired our beneficial interest in a house and certain furnishings in Port Aransas, Texas for $112,475 in cash together with the assumption of a loan, which represents our net book value and its estimated current fair market value. The house was acquired by us in April 2004 for the purchase price of $327,500. Record title was taken in the name of Mark A. Fischer, and Mr. Fischer entered into a mortgage securing a $262,000 loan. As it was intended for the house to be used by various officers of Chaparral, and various officers of Chaparral enjoyed the use of the house, our board of directors approved the payment by our subsidiary of the downpayment on the house and the principal and interest payments on the loan. We made monthly payments of principal and interest totaling approximately $37,697 through November 2005.

Offering by selling stockholders

We are paying the expenses of the offering by the selling stockholders, including a single firm of attorneys for the selling stockholders. We will not be paying the underwriting discounts, commissions and taxes with respect to shares of common stock sold by the selling stockholders and the fees and expenses of any other attorneys, accountants and other advisors separately retained by them.

Stockholders’ agreement

In connection with the closing of the private sale of our common stock to Chesapeake Energy Corporation, we, Chesapeake, Altoma Energy, an Oklahoma general partnership, and Fischer Investments, L.L.C., an entity controlled indirectly by Mark A. Fischer, our Chairman, Chief Executive Officer and President (“Fischer” and together with Altoma, the “Selling Stockholders”) entered into a Stockholders’ Agreement on the closing date of the above transaction.

Board of Directors; Voting. Pursuant to the Stockholders’ Agreement, the parties to the Stockholders’ Agreement have rights to nominate and elect directors prior to the closing of a Qualified Initial Public Offering by Chaparral. A “Qualified Initial Public Offering” is defined as (i) a consummated initial public offering of shares of Common Stock of Chaparral, which is underwritten on a firm commitment basis by a nationally-recognized investment banking firm, or (ii) any transaction resulting in the initial listing or quotation of the shares of Common Stock on a national securities exchange or on the Nasdaq National Market. As long as the Selling Stockholders and their permitted transferees continue to own in the aggregate in excess of 50% of Chaparral’s outstanding shares of Common Stock, Fischer will have the power to nominate and elect two directors to Chaparral’s board of directors (or if there are more than three directors, such number of directors equal to the total number of directors not designated by Fischer), and Altoma (for as long as Altoma and its permitted transferees continue to own in excess of 5% of Chaparral’s outstanding shares of Common Stock) will have the power to nominate and elect one director to Chaparral’s board of directors. At the written election of Chesapeake, Chesapeake (for as long as Chesapeake and its permitted transferees continue to own in excess of 5% of Chaparral’s outstanding shares of Common Stock) has the power to nominate and elect one director to Chaparral’s board of directors. In addition, prior to a Qualified Initial Public Offering, Altoma agrees not to vote for the approval of (i) any merger, consolidation or conversion, (ii) certain amendments to Chaparral’s certificate of incorporation, (iii) the sale of all or substantially all of Chaparral’s assets, or (iv) a termination of Chaparral’s business, unless Fischer votes for such approval.

Preemptive Rights; Standstill. Subject to the procedures set forth in the Stockholders’ Agreement, if Chaparral proposes to sell any of its capital stock, other than in the context of a Qualified Initial Public Offering, merger or other acquisition, or the issuance of equity securities to employees or directors or in connection with a debt financing, each party to the Stockholders’ Agreement has the right to purchase, upon substantially similar terms and conditions, up to a number of shares sufficient for it to maintain the same percentage ownership of outstanding securities of such class of Chaparral as it owned immediately prior to such issuance. Furthermore, subject to certain exceptions including the preemptive rights described above, Chesapeake agrees that it will not, without the approval of the board of directors of Chaparral, acquire or publicly announce any intention to acquire shares of Common Stock of Chaparral to the extent Chesapeake would hold of record, beneficially own, or otherwise control the voting with respect to, in excess of 35% of the then-outstanding shares of Common Stock of Chaparral.

Transfer of Securities; Tag-Along Rights; Drag-Along Rights. Except as set forth in the Stockholders’ Agreement, the Selling Stockholders and Chesapeake may not transfer any shares of capital stock of Chaparral until (i) such time that Fischer and its affiliates own less than 25% of the shares of Common Stock owned at the time the Stockholders’ Agreement was executed or (ii) the occurrence of a Qualified Initial Public Offering or the expiration of any lock-up period in connection with such Qualified Initial Public Offering, as applicable. Subject to certain exceptions and the procedures set forth in the Stockholders’ Agreement, if Fischer or its permitted transferees proposes to sell more than 25% of the outstanding shares of Common Stock of Chaparral in a bona fide offer to a third party, then such seller must offer to Altoma and Chesapeake the opportunity to include a pro rata number of shares in the proposed sale. Additionally, if Fischer or its permitted transferees or affiliates proposes to sell all of its shares of Common Stock in a bona fide offer, and such shares represent more than 50% of the outstanding shares of Common Stock of Chaparral, then such seller has the right, subject to the provisions of the Stockholders’ Agreement, to require all other parties to the Stockholders’ Agreement to include in such sale all, but not less than all, of such other parties’ shares of Common Stock.

Listing of Shares; Right of First Offer. Under the Stockholders’ Agreement, Chaparral agrees to use its commercially reasonable efforts to effect a Qualified Initial Public Offering prior to August 15, 2011. Altoma agrees (i) not to transfer, without the consent of Fischer, any shares of Common Stock prior to such date except in connection with a Qualified Initial Public Offering, and (ii) in the event of a Qualified Initial Public Offering, to include in such offering a number of shares designated by Chaparral up to the number of shares being sold by Chaparral in such offering, but not to exceed $100 million without the consent of Altoma. If Chaparral’s shares of Common Stock are not listed on an exchange after August 15, 2011, Altoma may request to transfer up to 60% of its shares pursuant to a demand request as described below, but only after Altoma first offers such shares to Chaparral, and then to Chesapeake and Fischer, in accordance with the procedures set forth in the Stockholders’ Agreement.

Subject to certain exceptions, in the event Fischer or Chesapeake desire to transfer shares of Common Stock other than to a permitted transferee or pursuant to a demand request prior to a Qualified Initial Public Offering, such seller will be required to notify the other parties to the Stockholders’ Agreement. Such seller will then negotiate in good faith with such other parties for a period of not less than 21 days, during which time such other party or parties to the Stockholders’ Agreement may deliver notice to such seller of their offer to purchase such shares from the seller. If such seller accepts the offer, each of the parties who timely delivered notice within the 21 days will have a right to acquire their pro rata number of shares.

Registration Rights; Piggyback Registration. At any time after a Qualified Initial Public Offering, Fischer, Altoma and Chesapeake will have demand rights to require Chaparral to register shares of its Common Stock. Fischer may on up to four occasions, and Altoma and Chesapeake may on up to two occasions each, require Chaparral to register shares of Common Stock after the completion of a Qualified Initial Public Offering, provided that the proposed offering proceeds for the offering equal or exceed $20 million (or $10 million if Chaparral is able to register on Form S-3). In addition, subject to certain exceptions, either Altoma or Chesapeake may make one additional request for a demand registration at any time after May 15, 2011 in the event a registration statement for a Qualified Initial Public Offering has not been filed prior to such date, provided that the proposed offering proceeds for the offering equal or exceed $20 million.

In addition, the parties to the Stockholders’ Agreement may generally require Chaparral to include shares of common stock in a registration statement filed by it other than on Forms S-4 or S-8 or any successor forms. The rights granted under the Stockholders’ Agreement will terminate whenever the shares covered by the Stockholders’ Agreement may be sold under Rule 144(k) or when these shares have been disposed of in connection with a registration statement or under Rule 144.

Review, approval or ratification of transactions with related persons

Our Board of Directors is responsible for approving all related party transactions between Chaparral and any officer or director that would potentially require disclosure. As of the date of this filing, the Board expects that any transactions in which related persons have a direct or indirect interest will be presented to the Board for review and approval. The Board has not adopted a written policy regarding related party transactions, but it makes inquiries to management and our auditors regarding any such transactions. Chaparral is not aware of any transaction that was required to be reported in its filings with the SEC where such policies and procedures either did not require review or were not followed.

Description of capital stock

Upon the completion of this offering, our authorized capital stock will consist of:

•	shares of common stock, $0.01 par value; and

•	shares of preferred stock, $0.01 par value, none of which are currently designated.

Upon the completion of this offering,              shares of common stock and no shares of preferred stock will be outstanding.

The following summarizes the material provisions of our capital stock and important provisions of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and by the provisions of applicable law.

Common stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. The holders of common stock are entitled to receive dividends as may be declared by the board of directors. Upon our liquidation, dissolution or winding up, and subject to any prior rights of outstanding preferred stock, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets available for distribution to our stockholders after satisfaction of all of our liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. The holders of our common stock will have no preemptive or other subscription rights to purchase our common stock.

Preferred stock

Subject to the provisions of the certificate of incorporation and limitations prescribed by law, the board of directors will have the authority to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of the common stock, without further vote or action by the stockholders. We have no present plans to issue any shares of preferred stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and, as a result, protect the continuity of our management. The issuance of shares of the preferred stock under the board of directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

Provisions of our certificate of incorporation and bylaws

Written consent of stockholders

Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

Amendment of the Bylaws

Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by the holders of not less than 66 2/3% of the voting power of all outstanding voting stock.

Special meetings of stockholders

Our bylaws preclude the ability of our stockholders to call special meetings of stockholders.

Other limitations on stockholder actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, the ability of our stockholders to remove directors without cause is precluded.

Classified Board

Only one of three classes of directors is elected each year. See “Management—Board of Directors.”

Limitation of liability of directors

Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.

The effect of these provisions is to eliminate our rights and our stockholders’ rights, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Business Combination Under Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

•

our board of directors approved either the business combination or the transaction that resulted in the stockholders becoming an interested stockholder prior to the date the person attained the status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and issued employee stock plans, under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or before the adoption of the amendment.

Transfer agent and registrar

The transfer agent and registrar for the common stock is expected to be UMB Bank, n.a.

Listing

Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol “CPR,” subject to official notice of issuance.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock.

After this offering,              shares of common stock will be outstanding. Of these shares, the              shares sold in this offering, or              shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any shares purchased by one of our “affiliates” as defined in Rule 144 under the Securities Act. All of the shares outstanding other than the shares sold in this offering (a total of              shares, or              shares if the underwriters exercise their over-allotment option in full) will be “restricted securities” within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements.

In connection with this offering, we and our executive officers and directors and the holders of all of our outstanding common stock and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, neither we nor any of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances. See “Underwriting” for a description of these lock-up arrangements. Upon the expiration of these lock-up agreements,              shares, or              shares if the underwriters exercise their over-allotment option in full, will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to volume limitations and other restrictions contained in Rule 144.

The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold under an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. After this offering, the holders of              shares, or              shares if the underwriters exercise their over-allotment option in full, will have rights, subject to some limited conditions, to demand that we include their shares in registration statements that we file on their behalf, on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

Our officers and directors and all of our stockholders will enter into lock-up agreements described in “Underwriting.”

As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them, or are perceived by the market as intending to sell them.

Rule 144

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; and

•

the average weekly trading volume in the common stock on the NYSE during the four calendar weeks immediately preceding the date on which the notice of the sale on Form 144 is filed with the Securities Exchange Commission.

Sales under Rule 144 are also subject to other provisions relating to notice and manner of sale and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.

Material U.S. federal tax consequences

for non-U.S. holders of our common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” for purposes of this discussion is any beneficial owner of our common stock other than the following:

•

an individual citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or meets the “substantial presence” test under section 7701(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”);

•	a corporation (or an entity treated as a corporation) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	a partnership (or an entity treated as a partnership);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person pursuant to the applicable Treasury Regulations.

This discussion is based on current provisions of the Code, final, temporary and proposed Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, real estate investment trusts, regulated investment companies, persons holding our common stock as part of a hedging or conversion transaction or a straddle or other risk-reduction transaction, tax-exempt organizations, pass-through entities, banks or financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, which generally is property held for investment.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.

Dividends

In general, dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. Under applicable Treasury regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, or any successor form, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with a U.S. trade or business (and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the properly completed required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the U.S. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on its “effectively connected earnings and profits,” subject to adjustments.

Gain on sale or other disposition of common stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S Holder’s shares of common stock unless:

•

the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

•

the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during specified periods.

A Non-U.S. Holder described in the first and third bullet points above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. A Non-U.S. Holder described in the second bullet point above will be subject to a 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses.

Because of the oil and gas properties and other real property assets we own, we may be a “U.S. real property holding corporation.” The determination of whether we are a “U.S. real property holding corporation” is fact specific and depends on the composition of our assets. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Internal Revenue Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are, have been, or become, a U.S. real property holding corporation, and our common stock is regularly traded on an established securities market, a Non-U.S. Holder who (actually or constructively) holds or held (at anytime during the shorter of the five year period preceding the date of dispositions or the holder’s holding period) more than five percent of our common stock would be subject to U.S. federal income tax on a disposition of our common stock, but other Non-U.S. Holders generally would not be. If our common stock is not so traded, all Non-U.S. Holders would be subject to U.S. federal income tax on disposition of our common stock.

You are encouraged to consult your own tax advisor regarding our possible status as a “U.S. real property holding corporation” and its possible consequences in your particular circumstances.

Information reporting and backup withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the U.S. by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the U.S., information reporting, but not backup withholding, will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S Holder and certain other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Estate tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Underwriting

J.P. Morgan Securities Inc. is acting as sole bookrunner, Banc of America Securities LLC and Lehman Brothers Inc. are acting as joint lead managers and Comerica Securities, Inc. and Fortis Securities LLC are acting as co-managers for this offering.

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.
Banc of America Securities LLC
Lehman Brothers Inc.
Comerica Securities, Inc.
Fortis Securities LLC

Total

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $              per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional              shares of common stock from us and              shares from the selling stockholders to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved up to 5% of the total underwritten shares offered by this prospectus as part of our Directed Share Program. These shares will be offered at the initial public offering price to certain of our officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The Directed Share Program will be arranged through one of our underwriters, Lehman Brothers.

The following table shows the per share and total underwriting discounts that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the Company		Paid by selling stockholders
	Without option exercise	With full option exercise	Without option exercise	With full option exercise

Per share	$	$	$	$
Total	$	$	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the NYSE, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $2,000,000.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We and our executive officers and directors and the holders of all of our outstanding common stock and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, neither we nor any of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances. Notwithstanding the foregoing, our executive officers, directors and stockholders may transfer shares of common stock or common stock equivalents (1) as a bona fide gift or gifts without consideration, (2) to any trust for the direct or indirect benefit of such person or the immediate family member of such person, (3) to any “affiliate” of such stockholder, or (4) to any partner or beneficiary of such current stockholder as a distribution or upon the dissolution of such stockholder, provided in each case the donee or assignee thereof agrees to be bound in writing by the foregoing lock-up restrictions. In addition, we may issue shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock (1) for the benefit of our employees, directors and officers under benefit plans described in this prospectus or (2) in connection with any acquisitions in an aggregate amount not to exceed 10% of the number of our issued and outstanding shares of common stock on the closing date of this offering, provided that the recipient of any such shares agrees to be bound by the foregoing lock-up restrictions.

The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority without prior written approval of the customer.

Our common stock has been approved for listing on the NYSE under the symbol “CPR,” subject to official notice of issuance. The underwriters intend to sell shares of our common stock to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

There has been no public market for the common stock prior to this offering. We, the selling stockholders and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we, the selling stockholders and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for our industry;
•	an assessment of our management;
•	our present operations;
•	our historical results of operations;
•	the trend of our revenues and earnings; and
•	our earnings prospects.

We, the selling stockholders and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. None of Chaparral, the selling stockholders and the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial public offering price.

JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent, collateral agent and a lender under our Credit Agreement. In addition, each of Banc of America Securities LLC, Comerica Securities, Inc. and Fortis Securities LLC has an affiliate that is a lender and/or agent under our Credit Agreement. The amount of outstanding indebtedness owed to such lender affiliates under our Credit Agreement will be reduced with a portion of the net proceeds from this offering, which may result in these underwriters being deemed to have received more than 10% of the net offering proceeds. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Accordingly, Lehman Brothers Inc., another underwriter of this offering, is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering, conducting due diligence and reviewing and participating in the preparation of this prospectus and the registration statement of which this prospectus forms a part. The initial public offering price of the shares of common stock will be no higher than the price recommended by Lehman Brothers Inc.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. For example, J.P. Morgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is the administrative agent, collateral agent and a lender under our Credit Agreement. In addition, each of Banc of America Securities LLC, Comerica Securities, Inc. and Fortis Securities LLC has an affiliate that is a lender and/or agent under our Credit Agreement. We intend to repay approximately $69.5 million of the amounts outstanding under our Credit Agreement with a portion of the net proceeds of this offering, of which approximately $21.1 million will reduce the indebtedness outstanding to such affiliates in the aggregate. See “Use of proceeds.”

Legal matters

The validity of our shares of common stock offered by this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The consolidated financial statements of Chaparral Energy Inc. and subsidiaries as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006, the combined financial statements of Calumet Oil Company and Subsidiary and JMG Oil & Gas, LP as of December 31, 2005 and September 30, 2006 and for the years ended December 31, 2004 and 2005 and the nine months ended September 31, 2006 and the financial statements of CEI Bristol Acquisition, L.P. as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004, included in this prospectus and registration statement, have been audited by Grant Thornton LLP, independent registered public accountants, as stated in their reports appearing herein, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

Independent petroleum engineers

Certain estimates of our net proved oil and natural gas reserves and the net proved oil and natural gas reserves of CEI Bristol as of December 31, 2004, 2005 and 2006 and the net proved oil and natural gas reserves of Calumet Oil Company and Subsidiary and JMG Oil and Gas LP as of September 30, 2006 included in this prospectus have been derived from engineering reports prepared by Cawley, Gillespie & Associates, Inc. and Lee Keeling & Associates, Inc. All such information has been so included on the authority of such firms as experts regarding the matters contained in their reports.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

Following the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.chaparralenergy.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Chaparral Energy, Inc., Attention: Chief Financial Officer, 701 Cedar Lake Boulevard, Oklahoma City, Oklahoma 73114, (405) 478-8770.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Glossary of terms

The terms defined in this section are used throughout this prospectus:

Bbl	One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil, condensate or natural gas liquids.

Bcf	One billion cubic feet of natural gas.

Bcfe	One billion cubic feet of natural gas equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

Btu	British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Basin	A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

Field	An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

Fully developed finding, development and acquisition cost (FD&A)	Total costs incurred plus the increase in future development costs divided by total proved reserve acquisitions, extensions and discoveries and revisions.

Henry Hub spot price	The price of natural gas, in dollars per MMbtu, being traded at the Henry Hub in Louisiana in transactions for next-day delivery, measured downstream from the wellhead after the natural gas liquids have been removed and a transportation cost has been incurred.

Horizontal drilling	A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

Infill wells	Wells drilled into the same pool as known producing wells so that oil or natural gas does not have to travel as far through the formation.

MBbl	One thousand barrels of crude oil, condensate or natural gas liquids.

Mcf	One thousand cubic feet of natural gas.

Mcfe	One thousand cubic feet of natural gas equivalents.

MMBbl	One million barrels of crude oil, condensate or natural gas liquids.

MMBtu	One million British thermal units.

MMcf	One million cubic feet of natural gas.

MMcfe	One million cubic feet of natural gas equivalents.

NYMEX	The New York Mercantile Exchange.

Net acres	The percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

Net working interest	A working interest owner’s gross working interest in production, less the related royalty, overriding royalty, production payment, and net profits interests.

PDP	Proved developed producing.

PV-10 value	When used with respect to oil and natural gas reserves, PV-10 value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10% in accordance with the guidelines of the Commission.

Primary recovery	The period of production in which oil moves from its reservoir through the wellbore under naturally occurring reservoir pressure.

Proved developed reserves	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves	The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Proved undeveloped reserves	Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Sand	A geological term for a formation beneath the surface of the earth from which hydrocarbons are produced. Its make-up is sufficiently homogenous to differentiate it from other formations.

Secondary recovery	The recovery of oil and gas through the injection of liquids or gases into the reservoir, supplementing its natural energy. Secondary recovery methods are often applied when production slows due to depletion of the natural pressure.

Seismic survey	Also known as a seismograph survey, is a survey of an area by means of an instrument which records the vibrations of the earth. By recording the time interval between the source of the shock wave and the reflected or refracted shock waves from various formations, geophysicists are able to define the underground configurations.

Spacing	The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

Tertiary recovery	The use of any improved recovery method, including injection of CO2, to remove additional oil after secondary recovery. Compare primary recovery, secondary recovery.

Unit	The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

WTI Cushing spot price	The price of West Texas Intermediate grade crude oil, in dollars per barrel, in transactions for immediate delivery at Cushing, Oklahoma.

Waterflood	The injection of water into an oil reservoir to “push” additional oil out of the reservoir rock and into the wellbores of producing wells. Typically a secondary recovery process.

Wellbore	The hole drilled by the bit that is equipped for oil or gas production on a completed well. Also called well or borehole.

Working interest	The right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

Zone	A layer of rock which has distinct characteristics that differ from nearby rock.

Index to financial statements

Page

Chaparral Energy, Inc. historical consolidated financial statements:

Report of independent registered public accounting firm	F1-1

Consolidated balance sheets as of December 31, 2005 and 2006 and March 31, 2007 (unaudited)	F1-2

Consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)	F1-3

Consolidated statements of stockholders’ equity and comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 (unaudited)	F1-4

Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (unaudited)	F1-5

Notes to consolidated financial statements	F1-7

Calumet Oil Company and subsidiary and JMG Oil and Gas, LP, combined financial statements:

Report of independent registered public accounting firm	F2-1

Combined balance sheets as of December 31, 2005 and September 30, 2006	F2-2

Combined statements of income for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006	F2-3

Combined statement of stockholder’s equity and partners’ capital for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006	F2-4

Combined statements of cash flows for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006	F2-5

Notes to combined financial statements	F2-7

CEI Bristol Acquisition, LP historical financial statements:

Report of independent registered public accounting firm	F3-1

Balance sheets as of December 31, 2003 and 2004 and September 30, 2005 (unaudited)	F3-2

Statements of operations for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005 (unaudited)	F3-3

Statement of partners’ capital for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005 (unaudited)	F3-4

Statements of cash flows for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005 (unaudited)	F3-5

Notes to financial statements	F3-6

F-1

Report of independent registered public accounting firm

Board of Directors

Chaparral Energy, Inc.

We have audited the accompanying consolidated balance sheets of Chaparral Energy, Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chaparral Energy, Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

March 29, 2007

F1-1

Chaparral Energy, Inc. and subsidiaries

Consolidated balance sheets

	December 31,		March 31,
(dollars in thousands, except share data)	2005	2006	2007
			(unaudited)

Assets

Current assets:
Cash and cash equivalents	$1 ,598	$8,803	$9,405
Accounts receivable, net	42,431	62,728	63,889
Inventories	6,788	7,505	7,625
Deferred income taxes	23,831	968	7,292
Prepaid expenses	1,591	4,260	3,676
Derivative instruments	1,016	7,599	530

Total current assets	77,255	91,863	92,417

Property and equipment—at cost, net	22,428	31,809	34,985

Oil & gas properties, using the full cost method:
Proved	600,185	1,254,230	1,301,322
Unproved	10,150	18,299	21,287
Accumulated depletion and depreciation	(74,799)	(121,859)	(139,962)

Total oil & gas properties	535,536	1,150,670	1,182,647
Funds held in escrow	—	23,385	23,680
Other assets	12,160	33,708	39,532

	$647,379	$1,331,435	$1,373,261

Liabilities and stockholders’ equity

Current liabilities:
Accounts payable and accrued liabilities	$44,183	$71,075	$86,101
Revenue distribution payable	8,858	17,249	16,476
Current maturities of long-term debt and capital leases	3,126	3,555	3,943
Derivative instruments	63,125	12,376	27,123

Total current liabilities	119,292	104,255	133,643
Long-term debt and capital leases, less current maturities	118,418	647,717	352,629
Senior Notes, net	325,000	325,000	647,362
Derivative instruments	32,001	2,300	11,887
Deferred compensation	645	771	1,461
Asset retirement obligations	15,450	27,377	28,018
Deferred income taxes	26,406	46,151	40,072

Commitments and contingencies (note 13)

Stockholders’ equity:
Preferred stock, 600,000 shares authorized, none issued and outstanding	—	—	—
Common stock, $.01 par value, 3,000,000 shares authorized; 775,000, 877,000 and 877,000 shares issued and outstanding as of December 31, 2005 and 2006 and March 31, 2007, respectively	8	9	9
Additional paid in capital	—	100,918	100,918
Retained earnings	58,126	80,883	75,529
Accumulated other comprehensive loss, net of taxes	(47,967)	(3,946)	(18,267)

	10,167	177,864	158,189

	$647,379	$1,331,435	$1,373,261

The accompanying notes are an integral part of these consolidated financial statements.

F1-2

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of operations

	Year Ended December 31,			Three months ended March 31,
(dollars in thousands, except share and per share data)	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Revenues:
Oil and gas sales	$113,546	$201,410	$249,180	$61,295	$72,878
Loss from oil and gas hedging activities	(21,350)	(68,324)	(4,166)	(1,153)	(4,086)

Total revenues	92,196	133,086	245,014	60,142	68,792

Costs and expenses:
Lease operating	26,928	42,147	71,663	15,133	25,604
Production tax	8,272	14,626	18,710	4,658	5,520
Depreciation, depletion and amortization	17,533	31,423	52,299	11,053	19,714
General and administrative	5,985	9,808	14,659	3,405	5,529

Total costs and expenses	58,718	98,004	157,331	34,249	56,367
Operating income	33,478	35,082	87,683	25,893	12,425

Non-operating income (expense):
Interest expense	(6,162)	(15,588)	(45,246)	(9,165)	(20,677)
Non-hedge derivate loss	—	—	(4,677)	—	(711)
Other income	279	665	792	104	238

Net non-operating expense	(5,883)	(14,923)	(49,131)	(9,061)	(21,150)
Income (loss) from before income taxes and minority interest	27,595	20,159	38,552	16,832	(8,725)
Income tax expense (benefit)	9,880	7,309	14,817	6,460	(3,371)
Minority interest	—	—	(71)	—	—

Net income (loss)	$17,715	$12,850	$23,806	$10,372	$(5,354)

Net income (loss) per share (basic & diluted)	$22.86	$16.58	$29.74	$13.38	$(6.10)

Weighted average number of shares used in calculation of basic and diluted earnings per share	775,000	775,000	800,500	775,000	877,000

The accompanying notes are an integral part of these consolidated financial statements.

F1-3

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of stockholders' equity and comprehensive income (loss)

	Members’ units/ Common Stock		Additional Paid In Capital	Undistributed/ Retained earnings	Accumulated other comprehensive income (loss)
(dollars in thousands)	Units/Shares	Amount				Total

Balance at January 1, 2004	50,000,000	$1	$—	$30,977	$(4,900)	$26,078
Net income	—	—	—	17,715	—	17,715
Other comprehensive income, net
Unrealized loss on hedges, net of taxes of $12,766	—	—	—	—	(20,152)	(20,152)
Reclassification adjustment for hedge losses included in net income, net of taxes of $7,801	—	—	—	—	12,945	12,945

Total comprehensive income						10,508

Balance at December 31, 2004	50,000,000	1	—	48,692	(12,107)	36,586
Conversion from LLC to C Corporation	(49,225,000)	7	—	(7)	—	—
Dividends	—	—	—	(3,409)	—	(3,409)
Net income	—	—	—	12,850	—	12,850
Other comprehensive loss, net
Unrealized loss on hedges, net of taxes of $42,970	—	—	—	—	(68,749)	(68,749)
Reclassification adjustment for hedge losses included in net income, net of taxes of $20,695	—	—	—	—	32,889	32,889

Total comprehensive loss						(23,010)

Balance at December 31, 2005	775,000	8	—	58,126	(47,967)	10,167
Issuance of common stock	102,000	1	100,918	—	—	100,919
Dividends	—	—	—	(1,049)	—	(1,049)
Net income	—	—	—	23,806	—	23,806
Other comprehensive income, net
Unrealized gain on hedges, net of taxes of $18,916	—	—	—	—	29,949	29,949
Reclassification adjustment for hedge losses included in net income, net of taxes of $8,855	—	—	—	—	14,072	14,072

Total comprehensive income						67,827

Balance at December 31, 2006	877,000	9	100,918	80,883	(3,946)	177,864
Net loss	—	—	—	(5,354)	—	(5,354)
Other comprehensive loss, net
Unrealized loss on hedges, net of taxes of $7,604	—	—	—	—	(12,048)	(12,048)
Reclassification adjustment for hedge losses included in net income, net of taxes of $1,430	—	—	—	—	(2,273)	(2,273)

Total comprehensive loss						(19,675)

Balance at March 31, 2007	877,000	$9	$100,918	$75,529	$(18,267)	$158,189

The accompanying notes are an integral part of these consolidated financial statements.

F1-4

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of cash flows

	Year Ended December 31,			Three months Ended March 31,
(dollars in thousands)	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Cash flows from operating activities
Net income	$17,715	$12,850	$23,806	$10,372	$(5,354)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion & amortization	17,533	31,423	52,299	11,053	19,714
Deferred income taxes	9,693	7,637	14,839	6, 467	(3,369)
Unrealized (gain) loss on ineffective portion of hedges	604	14,740	(18,761)	(7,392)	8,119
Non-cash change in fair value of derivative instruments	—	—	4,681	—	711
Other	319	456	1 ,145	343	955
Change in assets & liabilities, net of assets and liabilities of business acquired
Accounts receivable	278	(7,979)	(13,213)	3,705	(1,223)
Inventories	(1,402)	(2,961)	(329)	(272)	(120)
Prepaid expenses and other assets	(834)	(270)	376	410	1,007
Accounts payable and accrued liabilities	2,963	4,784	16,659	13	11,329
Revenue distribution payable	1	(4,936)	7,696	4,321	(774)

Net cash provided by operating activities	46,870	55,744	89,198	29,020	30,995
Cash flows from investing activities
Purchase of property and equipment and oil and gas properties	(94,947)	(170,570)	(201,300)	(50,769)	(50,596)
Acquisition of a business, net of cash acquired	—	(113,622)	(466,656)	—	—
Payment on non-hedge derivative transactions assumed in acquisition of a business	—	(42,108)	—	—	—
Cash in escrow	—	—	(21,795)	—	—
Proceeds from dispositions of property and equipment and oil and gas properties	2,726	1,202	5,820	3,725	232
Purchase of prepaid production tax asset	—	—	(15,000)	—	—
Other	80	30	(4,917)	—	(779)

Net cash used in investing activities	(92,141)	(325,068)	(703,848)	(47,044)	(51,143)
Cash flows from financing activities
Proceeds from long-term debt	58,358	122,676	629,936	26,172	6,121
Repayment of long-term debt and acquisition financing	(2,431)	(309,383)	(100,199)	(650)	(300,775)
Proceeds from equity issuance	—	—	100,919	—	—
Proceeds from acquisition financing	—	132,000	—	—	—
Proceeds from long-term bonds	—	325,000	—	—	322,362
Principal payments under capital lease obligations	(807)	(442)	(148)	(40)	(46)
Repayments of notes payable to members	(1,059)	—	—	—	—
Dividends	—	(3,409)	(1,049)	(350)	—
Settlement of derivative instruments acquired	—	—	876	—	(22)
Fees paid related to financing activities	—	(9,362)	(8,480)	(230)	(6,890)

Net cash provided by financing activities	54,061	257,080	621,855	24,902	20,750

Net increase (decrease) in cash and cash equivalents	8,790	(12,244)	7,205	6,878	602
Cash and cash equivalents at beginning of period	5,052	13,842	1,598	1,598	8,803

Cash and cash equivalents at end of period	$13,842	$1,598	$8,803	$8,476	$9,405

Supplemental cash flow information
Cash paid (received) during the period for:
Interest, net of capitalized interest	$5,524	$12,590	$44,068	$2,241	$4,290
Income taxes	17	(328)	(22)	(7)	(2)

The accompanying notes are an integral part of these consolidated financial statements.

F1-5

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of cash flows—(continued)

Supplemental disclosure of non-cash investing and financing activities

During the year ended December 31, 2004, the Company entered into capital leases for the purchase of machinery and equipment of $82 and purchased two licenses for seismic data by incurring long-term obligations of $4,096. During the years ended December 31, 2005 and 2006, the Company entered into capital lease obligations of $70 and $140, respectively, for the purchase of machinery and equipment.

During the years ended December 31, 2004, 2005 and 2006, the Company recorded non-cash additions to oil and gas properties of $2,979, $9,367 and $7,317, respectively.

During the years ended December 31, 2004, 2005, and 2006, the Company recorded an asset and related liability of $2,115, $4,680 and $10,813, respectively, associated with the asset retirement obligation on the acquisition and/or development of oil and gas properties. During the three months ended March 31, 2006 and 2007, the Company recorded an asset and related liability of $235 and $43, respectively.

Interest of $107 and $3 was capitalized during the years ended December 31, 2004 and 2005, respectively, primarily related to the construction of the Company’s office building and other construction projects. Interest of $1,001, $178 and $338 was capitalized during the year ended December 31, 2006 and the three months ended March 31, 2006 and 2007, respectively, primarily related to the acquisition of unproved oil and gas leaseholds.

The accompanying notes are an integral part of these consolidated financial statements.

F1-6

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Note 1: Nature of operations and summary of significant accounting policies

Chaparral Energy, Inc. and subsidiaries, (collectively, “we”, “our”, “us” or the “Company”) is involved in the acquisition, exploration, development, production and operation of oil and gas properties. Properties are located primarily in Oklahoma, Texas, New Mexico, Louisiana, Arkansas, Montana and Wyoming.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of consolidation

The consolidated financial statements include the accounts of Chaparral Energy, Inc. and its wholly owned and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The loss from operations related to the minority interest of Oklahoma Ethanol, LLC is shown separately in the statement of income. As the minority interests’ share of the losses has exceeded their equity and there is no obligation for the minority interest holders to fund those losses, the minority interest balance is reported as zero in the consolidated balance sheet and all losses are therefore recognized by the Company. If future earnings materialize, the Company will recognize all earnings up to the amount of those losses previously absorbed.

Interim Financial Statements

The financial information as of March 31, 2007 and for the three months ended March 31, 2006 and 2007 is unaudited. In the opinion of management, such information contains all adjustments consisting of normal recurring accruals, considered necessary for a fair presentation of the results of the interim periods. The results of operations for the three month period ended March 31, 2007 are not necessarily indicative of the results of operations that will be realized for the year ended December 31, 2007.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates affecting these financial statements include estimates for quantities of proved oil and gas reserves, deferred income taxes, asset retirement obligations, fair value of derivative instruments, and others, and are subject to change.

F1-7

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalents in bank deposit accounts and money market funds which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such accounts.

Accounts receivable

The Company has receivables from joint interest owners and oil and gas purchasers which are generally uncollateralized. The Company generally reviews these parties for credit worthiness and general financial condition. Accounts receivable from joint interest owners are stated at amounts due, net of an allowance for doubtful accounts. Accounts receivable are generally due within 30 days and accounts outstanding longer than 60 days are considered past due. Accounts receivable past due 90 days or more and still accruing interest at December 31, 2005 and 2006 were $694 and $1,034, respectively. The Company determines its allowance by considering the length of time past due, previous loss history, future net revenues of the debtor’s ownership interest in oil and gas properties operated by the Company and the owner’s ability to pay its obligation, among other things.

The Company writes off accounts receivable when they are determined to be uncollectible. Bad debt expense for the years ended December 31, 2004, 2005, and 2006 was $248, $140, and $553, respectively. Interest accrues beginning on the day after the due date of the receivable. When the account is determined to be uncollectible, all interest previously accrued but not collected is reversed against current interest income. Accounts receivable consisted of the following at December 31:

	2005	2006

Joint interests	$14,682	$13,771
Accrued oil and gas sales	27,075	32,763
Receivable from purchase price adjustment	—	14,406
Other	912	2,084
Allowance for doubtful accounts	(238)	(296)

	$42,431	$62,728

Inventories

Inventories consist of equipment used in developing oil and gas properties of $5,029 and $4,832 at December 31, 2005 and 2006, respectively, and product of $1,759 and $2,673 at December 31, 2005 and 2006, respectively. Inventories consist of equipment used in developing oil and gas properties of $4,799 and product of $2,826 at March 31, 2007. Equipment inventory is carried at the lower of cost or market using the specific identification method. Product inventories are stated at the lower of production cost or market.

F1-8

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Property and equipment

Property and equipment are capitalized and stated at cost, while maintenance and repairs are expensed currently.

Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Estimated useful lives are as follows:

Furniture and fixtures	10 years
Automobiles and trucks	5 years
Machinery and equipment	10 – 20 years
Office and computer equipment	5 – 10 years
Building and improvements	10 – 40 years

Oil and gas properties

The Company uses the full-cost method of accounting for oil and gas properties and activities. Accordingly, the Company capitalizes all costs incurred in connection with the exploration for and development of oil and gas reserves. Proceeds from disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss generally recognized unless such dispositions involve a significant alteration in the depletion rate. The Company capitalizes internal costs that can be directly identified with exploration and development activities, but does not include any costs related to production, general corporate overhead or similar activities. Capitalized costs include geological and geophysical work, 3D seismic, delay rentals, drilling and completing and equipping oil and gas wells, including salaries, benefits and other internal costs directly attributable to these activities.

Depreciation, depletion and amortization of oil and gas properties are provided using the units-of-production method based on estimates of proved oil and gas reserves and production, which are converted to a common unit of measure based upon their relative energy content. The Company’s cost basis for depletion includes estimated future development costs to be incurred on proved undeveloped properties. The computation of DD&A takes into consideration restoration, dismantlement, and abandonment costs and the anticipated proceeds from salvaging equipment. Depreciation, depletion and amortization expense of oil and gas properties was $14,596, $27,650, and $47,086 for the years ended December 31, 2004, 2005, and 2006, respectively. Depreciation, depletion and amortization expense of oil and gas properties was $9,974 and $18,103 for the three months ended March 31, 2006 and 2007, respectively.

In accordance with the full-cost method of accounting, the net capitalized costs of oil and gas properties are not to exceed their related estimated future net revenues discounted at 10%, as adjusted for the Company’s cash flow hedge positions and net of tax considerations, plus the lower of cost or estimated fair value of unproved properties.

F1-9

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Production tax benefit asset

During 2006, the Company purchased interests in two venture capital limited liability companies resulting in a total investment of $15,000. The Company’s expected return on the investment will be receipt of $2 of tax credits for every $1 invested to be recouped from our Oklahoma production taxes. The investments will be accounted for as a production tax benefit asset and will be netted against tax credits realized in other income using the effective yield method over the expected recovery period. The production tax benefit assets are included in other assets in the consolidated balance sheets.

Funds held in escrow

The Company has funds held in escrow that are restricted as to withdrawal or usage. The restricted amounts consisted of the following at December 31:

2006

Title defect escrow from acquisition	$21,795
Plugging and abandonment escrow	1,590

$23,385

Upon clearing of the title defects, the amount in escrow will be disbursed. If the title defects are not cleared in a manner satisfactory to the Company, the amount will be returned to the Company.

The Company is entitled to make quarterly withdrawals from the plugging escrow account equal to one-half of the interest earnings for the period and as reimbursement for actual plugging and abandonment expenses incurred on the North Burbank field which was included in the Calumet acquisition, provided that written documentation has been provided. The balance is not intended to reflect the Company’s total future financial obligation for the plugging and abandonment of these wells.

Impairment of long-lived assets

Impairment losses are recorded on property and equipment used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Impairment is measured based on the excess of the carrying amount over the fair value of the asset.

Deferred income taxes

Deferred income taxes are provided for significant carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years. Deferred income tax assets or liabilities are determined by applying the presently enacted tax rates and laws. The Company records a valuation allowance for the amount of net deferred tax assets when, in management’s opinion, it is more likely than not that such assets will not be realized.

F1-10

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“Fin 48”), Accounting for Uncertainty in Income Taxes-an Interpretation of FASB statement No. 109. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions are recognized in our consolidated financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with tax authorities assuming full knowledge of the position and all relevant facts. These amounts are subsequently reevaluated and changes are recognized as adjustments to current period tax expense. FIN 48 also revised disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits.

We adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption, we recognized no material adjustment in our tax liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, we had approximately $100 of unrecognized tax benefits, all of which would affect our effective tax rate if recognized. At March 31, 2007, the unrecognized tax benefit amount was unchanged from adoption.

If applicable, we would recognize interest and penalties related to uncertain tax positions in interest expense. As of March 31, 2007, we have not accrued interest related to uncertain tax positions due to overpayments.

The tax years 1998-2006 remain open to examination for federal income tax purposes and by the other major taxing jurisdictions to which we are subject.

Revenue recognition

Oil revenue is recognized when the product is delivered to the purchaser and natural gas revenue when delivered to the gas purchaser’s sales meter. Well supervision fees and overhead reimbursements from producing properties are recognized as expense reimbursements from outside interest owners when the services are performed.

Gas balancing

In certain instances, the owners of the natural gas produced from a well will select different purchasers for their respective ownership interest in the wells. If one purchaser takes more than its rateable portion of the gas, the owners selling to that purchaser will be required to satisfy the imbalance in the future by cash payments or by allowing the other owners to sell more than their share of production. The Company recognizes gas imbalances on the sales method and, accordingly, has recognized revenue on all production delivered to its purchasers. To the extent future reserves exist to enable the other owners to sell more than their rateable share of gas, no liability is recorded for the Company’s obligation for natural gas taken by its purchasers which exceeds the Company’s ownership interest of the well’s total production. The Company’s aggregate imbalance due to over production is approximately 1,027,000 thousand cubic feet (mcf), 1,866,000 mcf, and 1,903,000 mcf at December 31, 2004, 2005, and 2006, respectively. The

F1-11

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Company’s aggregate imbalance due to under production is approximately 1,508,000 mcf, 3,313,000 mcf, and 3,331,000 mcf at December 31, 2004, 2005, and 2006, respectively.

Derivative transactions

The Company uses price swaps to reduce the effect of fluctuations in crude oil and natural gas prices. The Company accounts for these transactions in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires that the Company recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative and the resulting designation. Derivatives that are not hedges must be adjusted to fair value through income.

If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be offset against the change in fair value of the hedged assets, liabilities or firm commitments through income, or will be recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value, as measured using the dollar offset method, will be immediately recognized in income. If it is probable the oil or gas sales which are hedged will not occur or the hedge is not highly effective, hedge accounting is discontinued and the effect is immediately recognized in income.

Under SFAS No. 133, if a derivative which qualified for cash flow hedge accounting is liquidated or sold prior to maturity, the gain or loss at the time of termination would remain in accumulated other comprehensive income (loss) and would be amortized into oil and gas sales over the original term of the instrument. No derivatives were liquidated or sold prior to maturity during 2004, 2005, or 2006. The ineffective portions of derivative gains or losses are reported in loss from oil and gas hedging activities on the consolidated statements of income.

Asset retirement obligations

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of oil and gas properties. The accretion of the asset retirement obligations is included in depreciation, depletion and amortization on the consolidated statements of income. The Company’s asset retirement obligations relate to estimated future plugging and abandonment expenses on its oil and gas properties and related facilities disposal. These obligations to abandon and restore properties are based upon estimated future costs which may change based upon future inflation rates and changes in statutory remediation rules.

Environmental liabilities

Environmental expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Liabilities are

F1-12

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. As of December 31, 2005 and 2006, the Company has not accrued for or been fined or cited for any environmental violations which would have a material adverse effect upon financial position, operating results, or the cash flows of the Company. As of December 31, 2006, the Company has accrued a liability for site restoration costs of $1,600 related to properties acquired in 2006. The liability is included in accounts payable and accrued liabilities in the consolidated balance sheets.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to all classes of common shareholders by the weighted average number of shares of all classes of common stock outstanding during the applicable period. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased to assume exercise of potentially dilutive securities outstanding during the periods presented. There were no potentially dilutive securities outstanding during the periods presented.

Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently reviewing this new standard to determine its effects, if any, on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” which provides entities with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

Note 2: Significant acquisitions

Calumet—On October 31, 2006 the Company acquired all the outstanding capital stock of Calumet Oil Company and all of the limited partnership interests and membership interests of certain of its affiliates (“Calumet”) for an aggregate cash purchase price of approximately $500,000. The purchase price was paid in cash and financed through an increase in the Company’s existing senior revolving credit facility up to $750,000. As a result of the acquisition,

F1-13

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Calumet Oil Company and JMG Oil and Gas, LP became wholly-owned subsidiaries and the results of operations have been included in the consolidated statement of income since October 31, 2006. Calumet owns properties principally located in Oklahoma and Texas, areas which are complementary to our core areas of operations. In addition to increasing our current average net daily production, many of the properties have significant drilling and enhanced oil recovery opportunities.

Pursuant to the purchase agreement with Calumet, the Company has estimated and recorded a receivable $14,406 due from the previous owners related to working capital at the time of acquisition. The value of the receivable is estimated in accordance with the purchase contract as of December 31, 2006. The estimated receivable may differ from the final settlement amount and may result in an adjustment to the purchase price.

At the closing date of the sale, the Company withheld and deposited into escrow $31,900 of the purchase price payment for oil and gas properties to which title defects were determined during the due diligence process. Pursuant to the agreement, upon clearing of the title defects by the previous owners of Calumet the amount in escrow will be disbursed. If the title defects for a specific property are not cleared in a manner satisfactory to the Company, the amount escrowed for that property will be returned to the Company. As of December 31, 2006, the escrow balance was $21,795 for defects yet to be cleared.

As part of the purchase, the previous owners of Calumet have agreed to make a Section 338 election pursuant to the Internal Revenue Code, and the Company has agreed to reimburse the owners for the amount of depreciation recapture recorded. As of December 31, 2006, the Company has recorded an estimated liability of $7,135 related to the election. The estimated payable may differ from the final settlement amount and may result in an adjustment to the purchase price. The liability balance is recorded in accounts payable and accrued liabilities on the table below and on the accompanying consolidated balance sheets.

CEI-Bristol—On September 30, 2005, the Company acquired the 99% limited partner interest in CEI Bristol Acquisition, L.P., or CEI Bristol, from TIFD III-X LLC, an affiliate of General Electric Capital Corporation. CEI Bristol owns properties primarily located in the Mid-Continent area of Oklahoma and Permian Basin areas of West Texas. As a result of the acquisition, the Company expects to increase production in 2006.

Prior to the acquisition, the Company held a 1% general partner interest through its wholly-owned subsidiary Chaparral Oil, L.L.C. The Company accounted for its investment in CEI Bristol under the equity method. As a result of the acquisition, CEI Bristol became one of the Company’s wholly-owned subsidiaries and its results have been included in the consolidated statement of income from that date. Total consideration paid by the Company was approximately $158,108, subject to certain purchase price adjustments. The acquisition cost was funded with proceeds from a $132,000 bridge loan facility with General Electric Capital Corporation, borrowings from the Company’s revolving line of credit and cash on hand. As part of the acquisition, the Company acquired derivative liabilities of $42,108 that were not designated as hedges and were settled on October 3, 2005.

F1-14

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

The acquisitions were accounted for using the purchase method in accordance with the provisions of SFAS No. 141, Business Combinations. The calculation of the purchase price and the allocation to assets and liabilities are shown below.

	Calumet(1)	CEI-Bristol

Calculation and allocation of purchase price:
Cash payment	$500,000	$158,108
Working capital receivable due from Calumet owners	(14,406)	—
Title defect escrow	(21,795)	—

Total purchase price	463,799	158,108

Plus fair value of liabilities assumed:
Accounts payable and accrued expenses	12,033	4,371
Derivative liabilities	838	42,108
Asset retirement obligations	9,342	1,721

Total purchase price plus liabilities assumed	$486,012	$206,308

Fair value of assets acquired:
Current assets, including cash of $5,968 and $44,486, respectively	$14,560	$53,363
Oil and gas properties	464,860	152,945
Property and equipment	5,010	—
Restricted cash	1,582	—

Total fair value of assets acquired	$486,012	$206,308

(1)	The purchase allocation of the Calumet acquisition is preliminary and subject to additional adjustments. The Company expects to complete the final allocation in the next 10 months.

The unaudited pro forma information of the Company set forth below includes the operations of Chaparral and CEI Bristol for the years ended December 31, 2004 and 2005 as if the acquisition occurred on January 1, 2004, and the operations of Chaparral and Calumet for the years ending December 31, 2005 and 2006 as if the acquisition occurred on January 1, 2005. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined.

(dollars in thousands, except per share data)	Year ended December 31, 2004		Year ended December 31, 2005		Year ended December 31, 2006
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

Revenue	$92,196	$125,614	$133,086	$248,343	$245,014	$327,144

Net income	$17,715	$20,166	$12,850	$3,577	$23,806	$19,226
Net income per share (basic and diluted)	$22.86	$26.02	$16.58	$4.62	$29.74	$24.02

F1-15

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Note 3: Property and equipment

Major classes of property and equipment consist of the following at December 31:

	2005	2006

Furniture and fixtures	$974	$1,132
Automobiles and trucks	5,544	8,807
Machinery and equipment	7,832	11,288
Office and computer equipment	4,216	5,303
Building and improvements	11,471	12,074

	30,037	38,604
Less accumulated depreciation and amortization	8,745	10,813

	21,292	27,791
Work in progress	—	1,446
Land	1,136	2,572

	$22,428	$31,809

Property and equipment leased under capital leases, which are included in the above amounts, consist of the following at December 31:

	2005	2006

Office and computer equipment	$1,785	$1,762
Machinery and equipment	82	82

	1,867	1,844
Less accumulated depreciation and amortization	1,024	1,312

	$843	$532

Note 4: Derivative activities and financial instruments

Derivative activities

The Company’s results of operations, financial condition and capital resources are highly dependent upon the prevailing market prices of and demand for oil and gas. These commodity prices are subject to wide fluctuations and market uncertainties. To mitigate a portion of this exposure, the Company enters into swap agreements. For swap instruments, the Company receives a fixed price for the hedged commodity and pays a floating market price to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or from the counterparty.

The Company also uses derivative financial instruments to reduce basis risk. Basis is the difference between the physical commodity being hedged and the price of the futures contract used for

F1-16

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

hedging. Basis risk is the risk that an adverse change in the futures market will not be completely offset by an equal and opposite change in the cash price of the commodity being hedged. Basis risk exists in natural gas primarily due to the geographic price differentials between cash market locations and futures contract delivery locations. Natural gas basis protection swaps are arrangements that guarantee a price differential for gas from a specified delivery point. The Company receives a payment from the counterparty if the price differential is greater than the stated terms of the contract and pays the counterparty if the price differential is less than the stated terms of the contract. We do not believe that these instruments qualify as hedges pursuant to SFAS No. 133. Therefore, the changes in fair value and settlement of these derivative contracts are recognized as non-hedge derivative losses.

In connection with the Calumet acquisition, the Company entered into additional commodity swaps and swaption contracts to provide protection against a decline in the price of oil. The swaptions gave the Company the option, but not the obligation, to enter into fixed price oil swaps under which we would receive a fixed commodity price and pay a floating market price, resulting in a net amount due to or from the counterparty. The cost of the swaption contracts was $2,790. We do not believe that these instruments qualify as hedges pursuant to SFAS No. 133. Therefore, the changes in fair value and settlement of these derivative contracts are recognized as non-hedge derivative losses.

As part of the Calumet acquisition, the Company assumed the existing Calumet swaps on October 31, 2006 and designated these as cash flow hedges. In accordance with SFAS 141, these derivative positions were recorded at fair value in the purchase price allocation as a liability of $838. Because of this accounting treatment, only cash settlements for changes in fair value subsequent to the acquisition date for the derivative positions assumed result in adjustments to our oil and natural gas revenues upon settlement. For example, if the fair value of the derivative positions assumed does not change, then upon the sale of the underlying production and corresponding settlement of the derivative positions, cash would be paid to the counterparties and there would be no adjustment to oil and natural gas revenues related to the derivative positions. If, however, the actual sales price is different from the price assumed in the original fair value calculation, the difference would be reflected as either a decrease or increase in oil and natural gas revenues, depending upon whether the sales price was higher or lower, respectively, than the price assumed in the original fair value calculation.

Pursuant to SFAS 133, the change in fair value of the acquired cash flow hedges from the date of acquisition is recorded as a component of accumulated other comprehensive income (loss). In addition, the hedge instruments are deemed to contain a significant financing element, and all cash flows associated with these positions are reported as a financing activity in the consolidated statement of cash flows for the periods in which settlement occurs.

All derivative financial instruments are recorded on the balance sheet at fair value. Fair value is generally determined based on the difference between the fixed contract price and the underlying forward market price at the determination date considering the time value of money.

F1-17

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

The estimated fair values of derivative instruments are provided below. The carrying amounts of these instruments are equal to the estimated fair values.

	December 31,		March 31,
	2005	2006	2007

Derivative assets (liabilities):
Gas swaps	$(60,158)	$10,118	$(10,536)
Oil swaps	(33,952)	(16,349)	(28,598)
Natural gas basis differential swaps	—	(846)	654

	$(94,110)	$(7,077)	$(38,480)

Changes in the fair value of effective cash flow hedges are recorded as a component of accumulated other comprehensive income (loss), which is later transferred to earnings when the hedged transaction occurs. The ineffective portion is calculated as the difference between the change in fair value of the derivative and the estimated change in cash flows from the item hedged. The ineffective portion of the hedge derivatives and the settlement of effective cash flow hedges is included in gain (loss) on oil and gas hedging activities in the consolidated statements of income and is comprised of the following:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007

Reclassification of settled contracts	$(20,746)	$(53,584)	$(22,927)	$(8,545)	$4,033
Gain (loss) on ineffective portion of derivatives qualifying for hedge accounting	(604)	(14,740)	18,761	7,392	(8,119)

	$(21,350)	$(68,324)	$(4,166)	$(1,153)	$(4,086)

Based upon market prices at March 31, 2007 the Company expects to charge $12,614 of the balance in accumulated other comprehensive loss to income during the next 12 months when the forecasted transactions actually occur. All forecasted transactions hedged as of March 31, 2007 are expected to be settled by December 2011.

F1-18

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

The changes in fair value and settlement of derivative contracts that do not qualify as hedges in accordance with SFAS 133 are recognized as non-hedge derivative losses. Non-hedge derivative losses in the consolidated statements of income is comprised of the following:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007

Unrealized gain (loss) on non-qualified derivative contracts	$(931)	$(1,452)
Unrealized gain (loss) on natural gas basis differential hedges	(3,746)	1,500
Gain (loss) on settlement of natural gas basis differential hedges	—	(759)

	$(4,677)	$(711)

Hedge settlement payments of $8,088, $3,444 and $2,740 were included in accounts payable and accrued liabilities at December 31, 2005 and 2006, and March 31, 2007, respectively. Hedge settlement receivables of $759 and $1,550 were included in accounts receivable at December 31, 2006 and March 31, 2007, respectively. There were no hedge settlements included in accounts receivable at December 31, 2005.

Fair Value of Financial Instruments

The carrying values of items comprising current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. The carrying value for long-term debt at December 31, 2005 and 2006 approximates fair value because substantially all debt carries variable market rates. Based on market prices, at December 31, 2006, the carrying value of the 8 1/2 Senior Notes due 2015 approximates fair value.

Fair value amounts have been estimated using available market information and valuation methodologies. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of hedge instruments and accounts receivable. Hedge instruments are exposed to credit risk from counterparties. Counterparties to the Company’s hedge instruments are primarily affiliates of its lenders and, therefore, the Company believes the counterparty risk is not significant. Accounts receivable are primarily from purchasers of oil and natural gas products, and exploration and production companies who own interests in properties the Company operates. The industry concentration has the potential to impact the Company’s overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry or other conditions.

Sales of oil and natural gas to one purchaser accounted for 15.9%, 14.3% and 11.3% of total oil and natural gas revenues, excluding the effects of hedging activities, during the years ended

F1-19

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

December 31, 2004, 2005 and 2006, respectively. If the Company were to lose a purchaser, we believe we could replace with a substitute purchaser.

Note 5: Asset retirement obligations

The activity incurred in the asset retirement obligation for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007 is as follows:

	As of December 31,		As of March 31,
	2005	2006	2007

Beginning balance	$10,324	$15,796	$28,126
Liabilities incurred in current period	1,094	715	43
Liabilities acquired (see Note 2)	1,721	9,342	—
Liabilities settled in current period	(264)	(256)	—
Accretion expense	1,056	1,773	598
Revisions of estimated cash flows	1,865	756	—

Ending ARO balance	15,796	28,126	28,767
Less current portion	346	749	749

	$15,450	$27,377	$28,018

F1-20

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Note 6: Long-term debt

Long-term debt consists of the following:

	December 31,
	2005	2006

Revolving credit line with banks(1)	$109,000	$637,000
Real estate mortgage notes, principal and interest payable monthly, bearing interest at rates ranging from 5.79% to 7.77%, due July 2006 through August 2021; collateralized by real property	6,964	7,036
Installment notes payable, principal and interest payable quarterly in varying amounts, non-interest bearing (discounted at 5.6% at December 31, 2005 and December 31, 2006, respectively), due September and December 2007	1,742	837
Non-interest bearing forgivable government loan(2)	--	250
Installment notes payable, principal and interest payable monthly, bearing interest at rates ranging from 2.62% to 9.055%, due January 2006 through December 2011; collateralized by automobiles, machinery and equipment	3,501	5,821

	121,207	650,944
Less current maturities	2,991	3,392

	$118,216	$647,552

(1)

In 2005, the Company entered into a Sixth Restated Credit Agreement, which provides for a revolving credit line equal to the lesser of $450,000 or the borrowing base. The borrowing base has been determined based on reserve value, among other factors. Under the Sixth Restated Credit Agreement, the borrowing base was $172,500 at December 31, 2005, matured in June 2009 and interest was paid at least every three months on $94,000 and $15,000 based upon various LIBOR options as of December 31, 2005 (effective rate of 5.94% and 5.88%, respectively). Effective May 25, 2006, the borrowing base was adjusted to $200,000. Effective September 11, 2006, the borrowing base was adjusted to $250,000. In October 2006, the Company entered into a Seventh Restated Credit Agreement, which provided for a $750,000 maximum commitment amount and a conforming borrowing base of $650,000 and is scheduled to mature on October 31, 2010. The borrowing and conforming borrowing base have scheduled reductions down to $610,000 on May 1, 2007. As a result of the issuance of our 8 7/8% Senior Notes on January 18, 2007, our maximum commitment amount and borrowing base were adjusted to $652,000 and $500,000, respectively. Interest is paid at least every three months on $634,000 based upon LIBOR and $3,000 based on an Alternative Base Rate, as defined in the credit agreement as of December 31, 2006 (effective rate of 7.375% and 8.750%, respectively). The credit line is collateralized by the Company’s oil and gas properties. The agreement has certain negative and affirmative covenants that require, among other things, maintaining financial covenants for current and debt service ratios and financial reporting.

As of March 31, 2007, the Company did not meet the 5.00 to 1.0 Consolidated Total Debt to Consolidated EBITDAX ratio as required by the Credit Agreement. Effective May 11, 2007, the Credit Agreement was amended to replace the Total Debt to EBITDAX ratio with a Consolidated Senior Total Debt to Consolidated EBITDAX ratio. For purposes of the amended ratio, Consolidated Senior Total Debt consists of all outstanding loans under the Credit Agreement. The amended Credit Agreement requires us to maintain a Consolidated Senior Total Debt to Consolidated EBITDAX ratio, as defined in our Credit Agreement, of not greater than:

•

2.75 to 1.0 for the annualized periods commencing on January 1, 2007 and ending on the last day of the fiscal quarters ending on March 31, 2007, June 30, 2007 and September 30, 2007 and for the four consecutive fiscal quarters ending on December 31, 2007; and

•

2.50 to 1.0 for the four consecutive fiscal quarters ending on March 31, 2008 and for each period of four consecutive fiscal quarters ending on the last day of such applicable fiscal quarter thereafter.

F1-21

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

We believe we were in compliance with all covenants under the Credit Agreement as amended through May 11, 2007, as of March 31, 2007, if such amendment had been effective March 31, 2007.

(2)	A local economic development authority has issued a non-interest bearing note payable to Oklahoma Ethanol, L.L.C., a 67% owned subsidiary of the Company, as incentive for the construction and operation of an ethanol plant. The note bears no interest and matures June 2012. The economic development authority will forgive payment of the note upon its maturity if certain requirements are met by June 2009 and maintained for three subsequent years, as set forth by the agreement.

In April 2007, Oklahoma Ethanol decided to move the location of the planned ethanol plant from Enid, Oklahoma to Blackwell, Oklahoma. As a result of the relocation, the Company paid back the non-interest bearing loan of $250 received from the City of Enid.

Maturities of long-term debt as of December 31, 2006 are as follows:

2007	$3,392
2008	2,166
2009	638,364
2010	5,910
2011	523
2012 and thereafter	589

$650,944

Note 7: Capital leases

Future minimum lease payments under capital leases for property and equipment and the present value of the net minimum lease payments as of December 31, 2006 are as follows:

2007	$176
2008	153
2009	18

Total minimum lease payments	347
Less amount representing interest	19

Present value of net minimum lease payments	328
Less current portion	163

$165

Note 8: Senior Notes

Issuance of our 8 1/2% Senior Notes due 2015. On December 1, 2005, the Company issued $325,000 of 8.5% senior notes due 2015 at a price of 100% of the principal amount. The net proceeds, after underwriting and issuance costs, were used to repay the $132,000 bridge loan facility with General Electric Capital Corporation and to pay down debt under our revolving credit line.

Interest is payable on the senior notes semi-annually on June 1 and December 1 each year beginning June 1, 2006. The senior notes mature on December 1, 2015. On or after December 1, 2010, the Company, at its option, may redeem the notes at the following redemption prices plus accrued and unpaid interest: 104.25% after December 1, 2010, 102.83% after December 1, 2011,

F1-22

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

101.42% after December 31, 2012, and 100% after December 1, 2013 and thereafter. Prior to December 1, 2008, the Company may redeem up to 35% of the senior notes with the net proceeds of one or more equity offerings at a redemption price of 108.5%, plus accrued and unpaid interest.

The indenture contains certain covenants which limit the Company’s ability to:

•	incur or guarantee additional debt and issue certain types of preferred stock;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated debt;

•	make investments;

•	create liens on assets;

•	create restrictions on the ability of restricted subsidiaries to pay dividends or make other payments to us;

•	transfer or sell assets;

•	engage in transactions with affiliates;

•	consolidate, merge or transfer all or substantially all assets and the assets of subsidiaries; and

•	enter into other lines of business.

In connection with the issuance of the 8 1/2% Senior Notes, the Company capitalized $9,251 of costs related to underwriting and other fees that are amortized to interest expense using the effective interest method. The Company had unamortized costs of $9,147 and $8,604 as of December 31, 2005 and 2006, respectively that are included in other assets. Amortization of $48 and $598 was charged to interest expense during the years ended December 31, 2005 and 2006, respectively, related to these costs.

Issuance of our 8 7/8% Senior Notes due 2017. On January 18, 2007, the Company issued $325,000 of 8.875% Senior Notes due 2017 at a price of 99.178% of the principal amount. The net proceeds, after underwriting and issuance costs, were used to reduce outstanding indebtedness under our revolving line of credit and for working capital.

Interest is payable on the Senior Notes semi-annually on February 1 and August 1 each year beginning August 1, 2007. The Senior Notes mature on February 1, 2017. On or after February 1, 2012, the Company, at its option, may redeem the Senior Notes at the following redemption prices plus accrued and unpaid interest: 104.49% after February 1, 2012, 102.96% after February 1, 2013, 101.48% after February 1, 2014, and 100% after February 1, 2015 and thereafter. Prior to February 1, 2012, the Company may redeem up to 35% of the Senior Notes with the net proceeds of one or more equity offerings at a redemption price of 108.88%, plus accrued and unpaid interest.

F1-23

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

The indenture governing the Senior Notes contains certain covenants which limit the Company’s ability to:

•	incur or guarantee additional debt and issue certain types of preferred stock;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated debt;

•	make investments;

•	create liens on assets;

•	create restrictions on the ability of restricted subsidiaries to pay dividends or make other payments to us;

•	transfer or sell assets;

•	engage in transactions with affiliates;

•	consolidate, merge or transfer all or substantially all assets and the assets of subsidiaries; and

•	enter into other lines of business.

In connection with the issuance of the 8 7/8% Senior Notes, the Company recorded a discount of $2,671 and capitalized $7,163 of issuance costs related to underwriting and other fees that are amortized to interest expense using the effective interest method. The Company had unamortized issuance costs of $7,079 as of March 31, 2007 that are included in other assets. Amortization of $33 and $84 was charged to interest expense during the three months ended March 31, 2007 related to the discount and issuance costs, respectively.

Chaparral is a holding company and owns no operating assets and has no significant operations independent of its subsidiaries. Our obligations under our outstanding Senior Notes have been fully and unconditionally guaranteed, on a joint and several basis, by all of our wholly owned subsidiaries, excluding Pointe Vista Development, L.L.C. (“Pointe Vista”). Pointe Vista, a 100% owned subsidiary and Oklahoma Ethanol, a 66.67% owned subsidiary, who have no significant operations or capitalization and are not restricted subsidiaries or guarantors of the notes.

Senior Notes at December 31, 2006 and March 31, 2007 consisted of the following:

	December 31, 2006	March 31, 2007

8.5% Senior Notes due 2015	$325,000	$325,000
8.875% Senior Notes due 2017	—	325,000
Discount on Senior Notes	—	(2,638)

	$325,000	$647,362

F1-24

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Note 9: Income taxes

Income tax expense consists of the following for the years ended December 31:

	2004	2005	2006

Current tax expense (benefit)	$5	$(328)	$(22)
Deferred tax expense	9,875	7,637	14,839

	$9,880	$7,309	$14,817

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate as follows for the years ended December 31:

	2004	2005	2006

Statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.6%	3.6%	3.6%
Statutory depletion	(0.2)%	(1.0)%	(0.5)%
Other	(1.6)%	(1.3)%	0.3%

Effective tax rate	35.8%	36.3%	38.4%

Components of the deferred tax assets and liabilities are as follows at December 31:

	2005	2006

Deferred tax assets related to
Derivative instruments	$36,391	$2,489
Asset retirement obligations	1,038	2,035
Accrued expenses, allowance and other	698	1,619
Net operating loss carryforwards
Federal	8,195	12,159
State	4,928	7,194
Statutory depletion carryforwards	1,175	1, 387
Alternative minimum tax credit carryforwards	204	204

	52,629	27,087
Less: valuation allowance	3,289	4,675

	49,340	22,412

Deferred tax liabilities related to
Derivative instruments	—	(1,113)
Property and equipment	(51,248)	(65,448)

Inventories	(667)	(1,034)

	(51,915)	(67,595)

Net deferred tax liabilities	$(2,575)	$(45,183)

F1-25

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Approximately $24,034 and $1,705 of the current deferred tax asset at December 31, 2005 and 2006, respectively, relates to the short-term derivative instruments. Additionally, approximately $23 and $54 of the current deferred tax asset relates to asset retirement obligations at December 31, 2005 and 2006, respectively. At December 31, 2005 and 2006, taxes receivable of $120 and $7, respectively, are included in accounts receivable.

The Company has federal net operating loss carryforwards of approximately $35,000 at December 31, 2006, which will begin to expire in 2008 if unused. At December 31, 2006, the Company has state net operating loss carryforwards of approximately $127,000, which will begin to expire in 2007. At December 31, 2006, approximately $83,000 of the state net operating loss carryforwards have been reduced by a valuation allowance based on the Company’s assessment that it is more likely than not that a portion will not be realized. In addition, at December 31, 2006, the Company had tax percentage depletion carryforwards of approximately $3,964 which are not subject to expiration.

Note 10: Related party transactions

In September 2006, Chesapeake Energy Corporation “Chesapeake” acquired a 31.9% beneficial interest in the Company through the sale of common stock. The Company participates in ownership of properties operated by Chesapeake and received revenues and incurred joint interest billings of $9,792 and $4,361, respectively for the year ended December 31, 2006 and $1,723 and $1,194, respectively for the three months ended March 31, 2007 on these properties. In addition, Chesapeake participates in ownership of properties operated by the Company. During the year ended December 31, 2006, the Company paid revenues and recorded joint interest billings of $1,809 and $2,556, respectively to Chesapeake. During the three months ended March 31, 2007, the Company paid revenues and recorded joint interest billings of $337 and $246, respectively to Chesapeake. There were no significant amounts receivable or payable to Chesapeake at December 31, 2006 or March 31, 2007.

On December 28, 2005, the Company’s chief executive officer acquired the Company’s beneficial interest in a house and certain furnishings in Port Aransas, Texas for $112 in cash together with the assumption of a loan of $262, which represents the Company’s net book value and its estimated current fair market value. The house was acquired by the Company in April 2004 for the purchase price of $328. Record title was taken in the name of the Company’s chief executive officer, who entered into a mortgage securing the loan. As it was intended for the house to be used by various officers of Chaparral, and various officers of Chaparral used the house, the Company’s board of directors approved the payment by the Company of the downpayment on the house and the principal and interest payments on the loan. The Company made monthly payments of principal and interest totaling approximately $38 through November 2005.

Note 11: Deferred compensation

Effective January 1, 2004, the Company implemented a Phantom Unit Plan (the “Plan”) to provide deferred compensation to certain key employees (the “Participants”). Phantom units may

F1-26

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

be awarded to participants in total up to 2% of the fair market value of the Company. No participant may be granted, in the aggregate, more than 5% of the maximum number of phantom units available for award. Under the original plan, phantom units vest on the seventh anniversary of the award date of the phantom unit, but may also vest on a pro-rata basis following a participant’s termination of employment with the Company due to death, disability, retirement or termination by the Company without cause. Also, phantom units vest if a change of control event occurs. Upon vesting, participants are entitled to the value of their phantom units payable in cash immediately. Payment is not required by the participant upon redemption. Effective January 1, 2007 the Company reduced the phantom unit vest period from the seventh anniversary of the award date to the fifth anniversary of the original award date. In accordance with SFAS No. 123(R) “Share Based Payments”, the reduction in the vesting period is accounted for as a modification to the plan and is accounted for on a prospective basis. The Company recorded additional deferred compensation expense of $417 during the three months ended March 31, 2007 as a result of the modification.

Prior to January 1, 2006, the Company accounted for our deferred compensation plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, which requires that this award be measured at the end of each period based on the current calculated fair value of the award. As prescribed by the Plan, fair market value is calculated based on the Company’s total asset value less total liabilities, with both assets and liabilities being adjusted to fair value. The primary adjustment required is the adjustment of oil and gas properties from net book value to the discounted and risk adjusted reserve value based on internal reserve reports priced on NYMEX forward strips.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2006 includes compensation costs for all phantom units granted prior to, but not yet vested as of January 1, 2006 and phantom units granted subsequent to January 1, 2006, based on the fair value estimated in accordance with SFAS No. 123(R). Since the phantom units are liability awards, fair value of the units is remeasured at the end of each reporting period until settlement. Prior to the settlement, the cost is recognized proportionately over the employees’ requisite service period, and once that period is over and the awards are fully vested, participants are paid the value of their phantom units in cash immediately. Results for prior periods have not been restated and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123(R) under the modified-prospective method.

Prior to the adoption of SFAS No. FAS123(R), the Company presented all tax benefits of deductions resulting from the phantom unit plan as operating cash flows in the Consolidated Statement of Cash Flows. SFAS No. 123(R) requires the cash flows resulting from tax benefits of tax deductions in excess of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows.

F1-27

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Compensation expense is recognized over the vesting period of the phantom units and is reflected in general and administrative expenses in the income statement. Such expense is calculated net of forfeitures estimated based on the Company’s historical and expected turnover rates. The Company recognized deferred compensation expense of $110 and $690 resulting in a reduction in net income for the three months ended March 31, 2006 and 2007, respectively.

A summary of the Company’s phantom unit activity as of December 31, 2006, and changes during the year ended March 31, 2007 is presented in the following table:

	Fair Value	Phantom Units	Weighted average remaining contract term	Aggregate intrinsic value
	(Per share)

Unvested and total outstanding at December 31, 2006	$14.29	160,038
Granted	$14.29	43,701
Vested	$14.29	—
Forfeited	$14.29	(175)

Unvested and total outstanding at March 31, 2007	$15.68	203,564	2.83	$3,192

Upon vesting, the Company is required to redeem all units. Accordingly, the contract term and the vesting period are the same. There are no vested units as of March 31, 2007.

The fair value of each unit award is estimated on the date of grant using the Black-Scholes option pricing model, which uses the assumptions in the following table:

Three months ended March 31, 2007
Dividend yield	0.0%
Volatility	75.0%
Risk-free interest rate	4.58%
Expected life (in years)	1.75-4.75

The Company estimated volatility based on an average of the volatilities of similar public entities whose share prices are publicly available over the expected life of the granted units. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield is based on the Company’s current dividend yield and the best estimate of projected dividend yield for future periods within the expected life of the option.

As of March 31, 2007, there was approximately $1,731 of total unrecognized compensation cost related to unvested phantom units that is expected to be recognized over a weighted-average period of 2.83 years.

F1-28

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Note 12: Retirement benefits

The Company provides a 401(k) retirement plan for all employees with at least one month of service. The Company matches employee contributions 100%, up to 5% of each employee’s gross wages. At December 31, 2004, 2005 and 2006, there were 207, 256 and 415 employees, respectively, participating in the plan. Contributions recognized by the Company totaled $544, $682 and $883 for the years ended December 31, 2004, 2005 and 2006, respectively.

Note 13: Commitments and contingencies

Standby Letters of Credit (“Letters”) available under the revolving credit line are used in lieu of surety bonds with various city, state and federal agencies for liabilities relating to the operation of oil and gas properties. The Company had various Letters outstanding totaling $990, $990, and $865 as of December 31, 2004, 2005, and 2006, respectively. Interest on each Letter accrues at the lender’s prime rate (effective rate of 7.25% at December 31, 2005 and 8.25% at December 31, 2006) for all amounts paid by the lenders under the Letters. No interest was paid by the Company on the Letters during 2004, 2005, or 2006.

The Company has entered into operating lease agreements for the use of office space and equipment rental on oil and gas properties. Rent expense for the years ended December 31, 2004, 2005, and 2006 was $486, $327, and $394, respectively. Future minimum rental payments for the rental of equipment on oil and gas properties are approximately $595, $275 and $7 for the years ended December 31, 2007, 2008 and 2009, respectively.

In August 2005, the Company entered into a joint venture, Oklahoma Ethanol L.L.C., with the Oklahoma Farmers Union Sustainable Energy LLC to construct and operate an ethanol production plant in Oklahoma. The ethanol plant is estimated to produce a minimum of 55 million gallons of ethanol, 176,000 tons of distillers dried grains and 2.8 Bcfe of CO2 per year. The Company will have the option to acquire all or part of this CO2 for use in its tertiary oil recovery projects. The start up and construction costs are estimated to be between $115 million and $125 million, with the Company having a 66.67% ownership interest. The Company expects Oklahoma Ethanol L.L.C. will receive between $69 million to $75 million in secured indebtedness with recourse limited to the Company’s interests in this entity to fund construction costs and for related start-up working capital. The Company expects to commence construction in late 2007 with completion in 2009, and that its equity contribution will be approximately $30 million to $33 million.

We entered into an agreement build a natural gas pipeline, a CO2 pipeline, and compression facilities at an ethanol plant expected to be constructed and operational in 2007. The construction of these pipelines and facilities and the related costs are contingent on certain events and are currently estimated to be a minimum of $2,200. We also have a long-term contract to purchase all of the CO2 manufactured at the ethanol plant, if built. Based on estimated plant capacity, it is estimated that we will purchase approximately 4.2 Mmcf per day at variable contract prices over the ten-year contract term with the possibility of renewal.

F1-29

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

We have two additional long-term contracts that require us to purchase CO2 for tertiary recovery projects. Under one contract we may purchase a variable amount of CO2, up to 20.0 MMcf per day through July 1, 2010. We have historically taken less CO2 than the maximum allowed in the contract and based on our current level, we project we would purchase approximately 15 MMcf per day over the remainder of the term of the contract. We may also purchase a variable amount of CO2 under the second contract, up to 10.0 Mmcf per day through August 23, 2016, which is consistent with our current level. Pricing under both contracts is dependent on certain variable factors, including the price of oil.

The Company has an employment agreement with its chief financial officer which provides for an annual base salary, bonus compensation, phantom units and various benefits. The agreement provides for a minimum severance amount of $424 in the event of termination without cause, change of control, or termination, liquidation or dissolution of the Company. The severance agreement expires June 30, 2010.

At December 31, 2006, the Company had commitments to re-enter, drill or acquire certain oil and gas properties. The estimated costs for these commitments was approximately $6,902.

On March 1, 2007, one of our unrestricted subsidiaries entered into an agreement with the Commissioners Land Office of the State of Oklahoma to acquire two parcels of land and improvements in conjunction with a real estate redevelopment project. The cost of the first parcel is $10,200 and is scheduled to close no later than October 31, 2007 subject to production of clear title. Payments are $5,600 at closing, three annual installments of $1,000 and a final payment of $1,600. The cost of the second parcel is $4,400, subject to satisfaction of certain conditions and is payable in two annual installments of $2,200 on the fifth and sixth anniversary dates of the close of the first parcel.

Various claims and lawsuits, incidental to the ordinary course of business, are pending both for and against the Company. In the opinion of management, all matters are not expected to have a material effect on the Company’s consolidated financial position or consolidated results of operations.

Note 14: Capital stock

On September 27, 2006, the Company effected a 775-for-1 stock split in the form of a stock dividend to shareholders of record as of September 26, 2006. As a result of the split, 774,000 additional shares were issued and retained earnings was reduced by $7. All share and per share amounts for all periods presented have been adjusted to reflect this stock split.

On September 29, 2006, the Company closed the sale of an aggregate of 102,000 shares of Chaparral’s common stock to Chesapeake Energy Corporation for an aggregate cash purchase price of $102,000. Proceeds from the sale after commissions and expenses were approximately $100,900 and are being used for general corporate and working capital purposes and acquisition of oil and gas properties.

F1-30

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Cash dividends of $3,409 and $1,049 were paid during the years ended December 31, 2005 and 2006, respectively. Dividends of $350 were paid on a quarterly basis from January 1, 2005 through September 30, 2006 and a one-time dividend of $2,000 was paid on February 1, 2005. No dividends were paid during the three months ended March 31, 2007.

Note 15: Oil and gas activities

The Company’s oil and gas activities are conducted entirely in the United States. Costs incurred in oil and gas producing activities are as follows for the years ended December 31:

	2004	2005	2006

Property acquisition costs
Proved properties(1)	$28,483	$216,742	$484,404
Unproved properties	2,063	5,543	4,731

Total acquisition costs	30,546	222,285	489,135
Development costs	62,371	103,479	170,987
Exploration costs	3,114	7,274	7,015

Total	$96,031	$333,038	$667,137

(1)	Includes $152,945 of costs related to the acquisition of CEI Bristol in 2005 and $464,860 of costs related to the acquisition of Calumet in 2006.

The average depreciation, depletion and amortization rate per equivalent unit of production was $0.77, $1.09 and $1.45 for the years ended December 31, 2004, 2005 and 2006, respectively.

Oil and gas properties not subject to amortization consist of the cost of unevaluated leaseholds, seismic costs associated with specific unevaluated properties and exploratory wells in progress. Of the $18,299 of unproved property costs at December 31, 2006 being excluded from the amortization base, $1,415, $6,500 and $10,211 were incurred in 2004, 2005 and 2006, respectively, and $173 was incurred in prior years. These costs are primarily seismic and lease acquisition costs. The Company expects it will complete its evaluation of the properties representing the majority of these costs within the next two to five years.

Note 16: Disclosures about oil and gas activities (unaudited)

The estimate of proved reserves and related valuations were based upon the reports of Cawley, Gillespie & Associates, Inc. and Lee Keeling and Associates, Inc., each independent petroleum and geological engineers, and the Company’s engineering staff, in accordance with the provisions of SFAS No. 69, Disclosures about Oil and Gas Producing Activities. Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual

F1-31

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time.

The Company’s oil and gas reserves are attributable solely to properties within the United States. A summary of the Company’s changes in quantities of proved oil and gas reserves for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Oil (Mbbls)	Gas (MMcf)	Total (Mmcfe)

Balance at January 1, 2004	16,777	203,677	304,339
Purchase of minerals in place	3,724	39,894	62,238
Sales of minerals in place	(91)	(201)	(747)
Extensions and discoveries	1,589	24,470	34,004
Revisions	2,051	2,229	14,535
Improved recoveries	5,708	5,474	39,722
Production	(1,173)	(11,923)	(18,961)

Balance at December 31, 2004	28,585	263,620	435,130
Purchase of minerals in place	7,399	128,782	173,176
Sales of minerals in place	(45)	(97)	(367)
Extensions and discoveries	569	19,117	22,531
Revisions	(1,975)	4,334	(7,516)
Improved recoveries	829	15,288	20,262
Production	(1,449)	(16,660)	(25,354)

Balance at December 31, 2005	33,913	414,384	617,862
Purchase of minerals in place	66,453	18,274	416,992
Sales of minerals in place	(78)	(400)	(868)
Extensions and discoveries	762	12,164	16,736
Revisions	(992)	(50,471)	(56,423)
Improved recoveries	724	2,309	6,653
Production	(1,906)	(20,949)	(32,385)

Balance at December 31, 2006	98,876	375,311	968,567

Proved developed reserves:
December 31, 2004	17,358	186,544	290,692

December 31, 2005	23,762	283,173	425,745

December 31, 2006	57,824	281,958	628,902

The following information was developed using procedures prescribed by SFAS No. 69. The standardized measure of discounted future net cash flows should not be viewed as representative of our current value. It and the other information contained in the following

F1-32

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

tables may be useful for certain comparative purposes, but should not be solely relied upon in evaluating us or our performance.

The Company believes that, in reviewing the information that follows, the following factors should be taken into account:

•	future costs and sales prices will probably differ from those required to be used in these calculations;

•	actual rates of production achieved in future years may vary significantly from the rates of production assumed in the calculations;

•	a 10% discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and

•	future net revenues may be subject to different rates of income taxation.

Under the standardized measure, future cash inflows were estimated by applying year-end oil and gas prices, adjusted for location and quality differences, to the estimated future production of year-end proved reserves. Future cash inflows do not reflect the impact of future production that is subject to open hedge positions (see Note 4, “Derivative Activities and Financial Instruments”). Future cash inflows were reduced by estimated future development, abandonment and production costs based on year-end costs in order to arrive at net cash flows before tax. Future income tax expense has been computed by applying year-end statutory tax rates to aggregate future pre-tax net cash flows reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate and year-end prices and costs are required by SFAS No. 69.

In general, management does not rely on the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable and possible as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

	2004	2005	2006
Future cash flows	$2,757,761	$5,537,226	$7,880,531
Future production costs	(908,239)	(1,599,503)	(3,310,902)
Future development and abandonment costs	(186,381)	(340,423)	(738,664)
Future income tax provisions	(567,468)	(1,212,513)	(1,071,462)

Net future cash flows	1,095,673	2,384,787	2,759,503
Less effect of 10% discount factor	(581,632)	(1,316,899)	(1,640,840)

Standardized measure of discounted future net cash flows	$514,041	$1,067,888	$1, 118,663

F1-33

Chaparral Energy, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

(Information as of March 31, 2007 and for the three months ended

March 31, 2006 and 2007 is unaudited)

(dollars in thousands, unless otherwise noted)

Future cash flows as shown above were reported without consideration for the effects of hedging transactions outstanding at each period end. If the effects of hedging transactions were included in the computation, then future cash flows would have decreased by $29,332, $44,935, and $6,729 in 2004, 2005 and 2006, respectively.

The changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

	2004	2005	2006

Beginning of year	$325,250	$514,041	$1,067,888
Sale of oil and gas produced, net of production costs	(78,472)	(144,637)	(158,361)
Net changes in prices and production costs	89,687	477,828	(472,700)
Extensions and discoveries	56,933	83,727	52,366
Improved recoveries	73,199	68,467	6,538
Changes in future development costs	(69,721)	(140,394)	27,917
Development costs incurred during the period that reduced future development costs	11,230	8,456	30,989
Revisions of previous quantity estimates	32,775	(25,195)	(137,268)
Purchases and sales of reserves in place, net	109,754	496,645	476,269
Accretion of discount	49,565	78,483	161,752
Net change in income taxes	(99,260)	(276,722)	108,598
Changes in production rates and other	13,101	(72,811)	(45,325)

End of year	$514,041	$1,067,888	$1,118,663

Average prices in effect at December 31, 2004, 2005 and 2006 used in determining future net revenues related to the standardized measure calculation are as follows:

	2004	2005	2006

Oil (per Bbl)	$43.51	$61.04	$61.06
Gas (per Mcf)	$6.35	$10.08	$5.64

Note 17: Subsequent events (unaudited)

On April 16, 2007, the Company acquired all of the outstanding shares of common stock of Green Country Supply, Inc. (“GCS”) for an aggregate purchase price of $25 million, subject to certain post closing adjustments. Approximately $5 million of the purchase price was deposited into escrow as security for certain potential working capital, environmental and employment adjustments. GCS provides oilfield supplies, oilfield chemicals, downhole electric submersible pumps and related services to oil and gas operators primarily in Oklahoma, Texas and Wyoming. The purchase price was paid in cash and financed with borrowings under the Company’s revolving credit facility.

F1-34

Report of independent registered public accounting firm

Board of Directors and Partners

Calumet Oil Company and JMG Oil & Gas, LP

We have audited the combined balance sheets of Calumet Oil Company and Subsidiary and JMG Oil & Gas, LP (collectively, the “Company”), as of December 31, 2005 and September 30, 2006 and the related combined statements of income, stockholders’ equity and partners’ capital and cash flows for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and September 30, 2006 and the results of their operations and their cash flows for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

December 14, 2006

F2-1

Calumet Oil Company and subsidiary and JMG Oil & Gas, LP

Combined balance sheets

	December 31,	September 30,
(dollars in thousands, except share data)	2005	2006

Assets

Current assets:
Cash and cash equivalents	$24,280	$19,497
Accounts receivable, net	8,595	7,983
Accounts receivable from related party	691	867
Inventory	211	164
Derivative instruments	2,624	—
Short-term investments	7,338	30,170
Prepaids and other	393	628

Total current assets	44,132	59,309

Property and equipment-at cost, net	2,253	2,278

Oil & gas properties, using the successful efforts method
Proved	116,273	121,498
Unproved	30	8
Accumulated depletion and depreciation	(49,973)	(52,908)

Total oil & gas properties	66,330	68,598

Restricted cash	1,446	1,446

	$114,161	$131,631

Liabilities and stockholders’ equity and partners’ capital

Current liabilities:
Accounts payable and accrued liabilities	$3,532	$3,338
Accounts payable to related party	1,878	1,905
Revenue distribution payable	1,347	1,258
Short-term derivative instruments	—	2,774

Total current liabilities	6,757	9,275

Long-term derivative instruments	891	1,607
Asset retirement obligation	11,811	12,667

Stockholders’ equity and partners’ capital
Class A common stock, $1 par value, 20,000 shares authorized; 20,000 issued and outstanding at December 31, 2005 and September 30, 2006	20	20
Class B common stock, $.001 par value, 30,000,000 shares authorized; 20,000,000 issued and outstanding at December 31, 2005 and September 30, 2006	20	20
Paid-in capital	95	66
Retained earnings	87,944	101,748
Partners’ capital	6,623	6,228

	94,702	108,082

	$114,161	$131,631

The accompanying notes are an integral part of these statements.

F2-2

Calumet Oil Company and subsidiary and JMG Oil & Gas, LP

Combined statements of income

	Year ended December 31,		Nine months ended September 30,
(dollars in thousands)	2004	2005	2006

Revenues:
Oil and gas sales	$77,429	$98,320	$82,130

Costs and expenses:
Lease operating	27,174	31,020	23,719
Production tax	4,922	6,932	6,266
Dry hole and abandonment	671	138	129
Depreciation, depletion and amortization	4,408	4,225	3,259
Impairment of oil and gas properties	—	—	996
General and administrative	1,918	3,165	1,819

Total costs and expenses	39,093	45,480	36,188
Operating income	38,336	52,840	45,942

Non-operating income (expense):
Interest expense	(791)	—	—
Non-hedge derivative gains (losses)	—	2,402	(7,544)
Other income	4,804	1,036	2,118

Net non-operating income (expense)	4,013	3,438	(5,426)

Net income	$42,349	$56,278	$40,516

The accompanying notes are an integral part of these statements.

F2-3

Calumet Oil Company and subsidiary and JMG Oil & Gas, LP

Combined statements of stockholders’ equity and partners’ capital

	Calumet Oil Company								JMG Oil & Gas LP
	Class A Common Stock		Class B Common Stock		Additional Paid In Capital	Treasury Stock	Retained Earnings	Total	General Partner	Limited Partner	Total
(dollars in thousands)	Shares	Amount	Shares	Amount

Balance at January 1, 2004	2,439	$24	—	$—	$691	$(1,567)	$27,542	$26,690	$7	$2,318	$2,325
Net income	—	—	—	—	—	—	39,103	39,103	10	3,236	3,246
Cash dividends	—	—	—	—	—	—	(4,757)	(4,757)	—	—	—
Partners’ withdrawals	—	—	—	—	—	—	—	—	(11)	(3,327)	(3,338)

Balance at December 31, 2004	2,439	24	—	—	691	(1,567)	61,888	61,036	6	2,227	2,233
Recapitalization	17,561	(4)	20,000,000	20	(596)	1,567	(876)	111	—	—	—
Net Income	—	—	—	—	—	—	50,805	50,805	18	5,455	5,473
Cash dividends	—	—	—	—	—	—	(23,873)	(23,873)	—	—	—
Partners’ contributions	—	—	—	—	—	—	—	—	—	90	90
Partners’ withdrawals	—	—	—	—	—	—	—	—	(4)	(1,169)	(1,173)

Balance at December 31, 2005	20,000	20	20,000,000	20	95	—	87,944	88,079	20	6,603	6,623
Net income	—	—	—	—	—	—	35,343	35,343	17	5,156	5,173
Return of capital	—	—	—	—	(29)	—	—	(29)	—	—	—
Cash dividends	—	—	—	—	—	—	(21,539)	(21,539)	—	—	—
Partners’ withdrawals	—	—	—	—	—	—	—	—	(18)	(5,550)	(5,568)

Balance at September 30, 2006	20,000	$20	20,000,000	$20	$66	$—	$101,748	$101,854	$19	$6,209	$6,228

The accompanying notes are an integral part of these statements.

F2-4

Calumet Oil Company and subsidiary and JMG Oil & Gas, LP Combined statements of cash flows

	Year Ended December 31,		Nine months ended September 30,
(dollars in thousands)	2004	2005	2006

Cash flows from operating activities
Net income	$42,349	$56,278	$40,516
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion & amortization	4,408	4,225	3,259
Impairment of oil and gas properties	—	—	996
Dry hole costs	573	—	22
Non-cash change in fair value of non-hedge derivative instruments	—	(2,402)	7,544
(Gain) loss on sale of assets	(4,551)	(40)	(435)
Bad debt expense	7	8	55
Change in assets & liabilities
Accounts receivable	(896)	(1,400)	383
Inventories	51	13	47
Prepaid expenses & other assets	47	25	(235)
Short-term investments	—	(7,338)	(22,832)
Accounts payable & accrued liabilities	(663)	280	(165)
Revenue distribution payable	(46)	77	(90)

Net cash provided by operating activities	41,279	49,726	29,065

Cash flows from investing activities
Settlement of non-hedge derivative instruments	—	670	(1,431)
Purchase of property & equipment	(560)	(551)	(385)
Purchase of oil & gas properties	(7,901)	(5,225)	(5,432)
Proceeds from dispositions of property & equipment and oil & gas properties	6,160	49	536

Net cash used in investing activities	(2,301)	(5,057)	(6,712)

Cash flows from financing activities
Repayments of long-term debt	(34,000)	—	—
Proceeds from equity issuance	—	111	—
Return of capital	—	—	(29)
Partner contributions	—	90	—
Dividends paid	(4,757)	(23,873)	(21,539)
Distributions to partners	(3,338)	(1,173)	(5,568)

Net cash used in financing activities	(42,095)	(24,845)	(27,136)

Net increase (decrease) in cash and cash equivalents	(3,117)	19,824	(4,783)
Cash and cash equivalents at beginning of period	7,573	4,456	24,280

Cash and cash equivalents at end of period	$4,456	$24,280	$19,497

The accompanying notes are an integral part of these statements.

F2-5

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP Combined statements of cash flows-(continued)

	Year Ended December 31,		Nine months ended September 30,
(in thousands)	2004	2005	2006

Supplemental cash flow information
Cash paid during the period for interest	$1,076	$4	$—

Supplemental disclosure of noncash investing activities

During the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, the Company recorded an asset and related liability of $80, $4,652, and $130 associated with the asset retirement obligation on acquisition and/or development of oil and gas properties.

The accompanying notes are an integral part of these statements.

F2-6

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements

(dollars in thousands, unless otherwise noted)

Note 1: Nature of operations and summary of accounting policies

Calumet Oil Company (“Calumet”) was organized in the state of Oklahoma on October 11, 1956. On August 18, 2004, JMG Oil & Gas, LP (“JMG”), an Oklahoma limited partnership, was organized and certain assets and liabilities of oil and gas producing activities were transferred from the John Milton Graves Trust to JMG. J.M. Graves L.L.C., an Oklahoma limited liability company, owned the general partner interest in JMG, and such general partner interest was its only asset. The accompanying financial statements include the assets, liabilities and results of operations as though that transfer occurred on December 31, 2003. Calumet and JMG are primarily engaged in the production and operation of oil and gas properties. Properties are located primarily in Oklahoma and Texas.

A summary of the significant accounting policies applied in the preparation of the accompanying combined financial statements follows.

Principles of combination

The accompanying combined financial statements include the accounts of Calumet Oil Company and its wholly owned subsidiary, Calumet-Eakin Gas Company, L.L.C. (“Eakin”) and JMG (collectively, “the Company”), both of which are under common control. All intercompany transactions and balances have been eliminated in combination and consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Significant estimates affecting these financial statements include estimates for quantities of proved oil and gas reserves, accounts receivable asset retirement obligations and others, and are subject to change.

Cash and cash equivalents

The Company maintains cash and cash equivalents in bank deposit accounts and money market funds which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such accounts. At December 31, 2005 and September 30, 2006, the Company has cash and cash equivalents of approximately $24,280 and $18,946, respectively, at two financial institutions.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

F2-7

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Accounts receivable

The Company has receivables from joint interest owners and oil and gas purchasers which are generally uncollateralized. The Company generally reviews these parties for credit worthiness and general financial condition. Accounts receivable from joint interest owners are stated at amounts due, net of an allowance for doubtful accounts. Accounts receivable are generally due within 30 days and accounts outstanding longer than 60 days are considered past due. The Company determines its allowance by considering the length of time past due, previous loss history, future net revenues of the debtor’s ownership interest in oil and gas properties operated by the Company and the owner’s ability to pay its obligation, among other things.

The Company writes off accounts receivable when they are determined to be uncollectible. Bad debt expense for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006 were $7, $8, and $55, respectively. Accounts receivable consisted of the following:

	As of December 31, 2005	As of September 30, 2006

Joint interests	$1,694	$1,508
Accrued oil and gas sales	6,776	6,027
Other	207	448
Allowance for doubtful accounts	(82)	—

	$8,595	$7,983

Inventory

Inventories consists of equipment used in developing oil and gas properties of $179 and $127 at December 31, 2005 and September 30, 2006, respectively and fuel of $32 and $37 at December 31, 2005 and September 30, 2006, respectively. Equipment inventory is carried at the lower of cost or market using the specific identification method. Fuel inventories are carried at the lower of cost or market.

F2-8

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Short-term investments

Investments in unaffiliated debt and equity securities that have a readily determinable fair value are classified as “trading securities” as it is management’s intent to only hold them for the near term. The Company reevaluates the classification of investments in unaffiliated equity securities at each balance sheet date. The carrying value of trading securities is adjusted to fair value as of each balance sheet date. Unrealized holding gains are recognized in other income and unrealized holding losses are recognized in other expense during the period in which changes in fair value occur. Trading gains and losses related to investments still held are as follows:

	As of December 31, 2005	As of September 30, 2006

Net gains recognized during the period	$175	$903
Less: Net gains and losses recognized during the period on trading securities sold during the period	—	—

Unrealized gains recognized during the period on trading securities still held	$175	$903

Property and equipment

Property and equipment and betterments of such equipment are capitalized and stated at cost, while maintenance and repairs are expensed currently.

Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Estimated useful lives are as follows:

Furniture and fixtures	10 years
Automobiles and trucks	5 years
Machinery and equipment	10 years
Office and computer equipment	5 years
Building and improvements	40 years

Oil and gas properties

The Company uses the successful efforts method of accounting for oil and gas properties and activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells which result in the discovery of proved reserves, and to drill and equip developmental wells are capitalized. Costs relating to unsuccessful exploration, geological and geophysical costs, costs of carrying and retaining unproved properties, and costs of abandoned properties are expensed.

F2-9

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Capitalized proved property acquisition costs are amortized by field using the unit-of-production method based on estimates of proved reserve quantities. Capitalized exploration well costs and development costs (plus estimated future equipment dismantlement, surface restoration, and property abandonment costs, net of equipment salvage values) are amortized similarly by field based on estimates of proved developed reserve quantities. Due to uncertainties inherent in this estimation process, it is at least reasonably possible that reserve quantities will be revised in the near term.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized as income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

The Company periodically reviews the carrying value of proved oil and gas properties for impairment based upon the future estimated undiscounted cash flows from these properties on a field-by-field basis. The Company’s estimated future cash flows and reserve quantities are based upon the latest forward pricing curves based on the respective period end reserve report. Based on this review, the carrying value of proved oil and gas properties that could not be recovered through these estimated cash flows are reduced to their fair value based upon estimated cash flows discounted at 10%. Significant unproved properties are assessed periodically on a prospect-by-prospect basis and any decline in fair value below cost is recorded as impairment expense. Unproved properties which are not individually significant are periodically assessed for impairment on a field-by-field basis using the Company’s drilling history and lease period.

Impairment

Impairment losses are recorded on property and equipment used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Impairment is measured based on the excess of the carrying amount over the fair value of the asset.

Restricted cash

The Company has cash balances classified as restricted when the cash is restricted as to withdrawal or usage. The restricted cash represents amounts held in escrow for plugging and abandonment obligations which were incurred with the acquisition of certain properties in 1995. The Company is entitled to make quarterly withdrawals from the escrow account as

F2-10

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

reimbursement for actual plugging and abandonment expenses incurred on the inactive well bores, provided that written documentation has been provided. The balance is not intended to reflect the Company’s total future financial obligation for the plugging and abandonment of these wells.

Income taxes

Calumet Oil Company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of Calumet’s taxable income. Income taxes on net income of JMG are payable by the partners. Accordingly, no provision has been made for federal or state income taxes in the combined financial statements.

Revenue recognition

Oil revenue is recognized when the product is delivered to the purchaser and natural gas revenue when delivered to the gas purchaser’s sales meter. Well supervision fees and overhead reimbursements from producing properties are recognized as expense reimbursements from outside interest owners when the services are performed.

Gas balancing

In certain instances, the owners of the natural gas produced from a well will select different purchasers for their respective ownership interest in the wells. If one purchaser takes more than its ratable portion of the gas, the owners selling to that purchaser will be required to satisfy the imbalance in the future by cash payments or by allowing the other owners to sell more than their share of production. The Company recognizes income on the sales method and, accordingly, has recognized revenue on all production delivered to its purchasers. To the extent future reserves exist to enable the other owners to sell more than their ratable share of gas, no liability is recorded for the Company’s obligation for natural gas taken by its purchasers which exceeds the Company’s ownership interest of the well’s total production. There were no significant imbalances at December 31, 2005 or September 30, 2006.

Derivative instruments

The Company uses swaps to reduce the effect of fluctuations in crude oil prices. The Company accounts for these transactions in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires that the Company recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative and the resulting designation. Derivatives that are not hedges must be adjusted to fair value through income. None of the Company’s derivative contracts qualified for hedge accounting under the terms of SFAS No. 133.

F2-11

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Asset retirement obligations

SFAS No. 143, Accounting for Asset Retirement Obligations requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of oil and gas properties. The accretion of the asset retirement obligations is included in depreciation, depletion and amortization on the combined statements of income. The Company’s asset retirement obligations relate to estimated future plugging and abandonment expenses on its oil and gas properties and related facilities disposal. These obligations to abandon and restore properties are based upon estimated future costs which may change based upon future inflation rates and changes in statutory remediation rules.

Environmental liabilities

Environmental expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Liabilities are accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. As of December 31, 2005 and September 30, 2006 the Company has not accrued for or been fined or cited for any environmental violations which would have a material adverse effect upon the financial position, operating results, or cash flows of the Company.

Recently issued accounting standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB statement No. 109, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not believe that this new standard will have a material effect on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently reviewing this new standard to determine its effects, if any, on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment to SFAS No. 87, “Employers’

F2-12

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106.” SFAS No. 158 requires an employer to recognize a benefit plan’s funded status in its statement of financial position, measure a benefit plan’s assets and obligations as of the end of the employer’s fiscal year and recognize the changes in the benefit plan’s funded status in other comprehensive income in the year in which the changes occur. SFAS No. 158’s requirement to recognize the funded status of a benefit plan and the new disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We do not believe that this new standard will have a material effect on our financial position, results of operations or cash flows.

The Securities and Exchange Commission (SEC) issued Staff Accounting Bulleting No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” in September 2006. SAB108 provides guidance regarding the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessments. The method established by SAB 108 requires each of the Company’s financial statements and the related financial statement disclosures to be considered when quantifying and assessing the materiality of the misstatement. The provisions of SAB 108 will apply to the Company’s financial position and results of operations for the fiscal year ended December 31, 2006. The Company does not expect to record an adjustment from the implementation of SAB 108.

Note 3: Property and equipment

Major classes of property and equipment consist of the following:

	December 31, 2005	September 30, 2006

Furniture and fixtures	$79	$79
Automobiles and trucks	2,596	2,898
Machinery and equipment	2,162	2,175
Office and computer equipment	555	556
Building and improvements	942	948

	6,334	6,656
Less accumulated depreciation and amortization	4,081	4,378

	$2,253	$2,278

F2-13

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Note 4: Oil and gas properties

Oil and gas properties consist of the following:

	December 31, 2005	September 30, 2006

Unproved property costs	$30	$8
Leasehold costs	67,448	68,081
Tangible equipment costs	38,842	42,838
Intangible drilling costs	2,155	2,645
Asset retirement costs	7,828	7,934

	116,303	121,506
Less accumulated depletion, depreciation, and amortization	49,973	52,908

	$66,330	$68,598

Note 5: Derivative and other financial instruments

Derivative instruments

The results of operations and operating cash flows are impacted by changes in market prices for oil and gas. To mitigate a portion of this exposure, the Company has entered into derivative instruments. The Company’s derivative instruments were comprised solely of swaps. For swap instruments, the Company receives a fixed price for the hedged commodity and pays a floating market price, as defined in each instrument, to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount to or from the counterparty.

The Company accounts for derivative financial instruments in accordance with SFAS 133. During 2004, 2005, and 2006, none of the derivative contracts qualified for hedge accounting under the terms of SFAS 133. Accordingly, the derivative instruments are recorded as an asset or liability on the balance sheet at fair value and the change in the fair value is recorded in non-hedge derivative gains (losses) in the combined statements of income. The estimated fair value of derivative instruments was an asset of $1,733 at December 31, 2005 and a liability of $4,381 as of September 30, 2006.

The carrying values of these instruments are equal to the estimated fair values. Fair value is generally determined based on the difference between the fixed contract price and the underlying forward market price at the determination date considering the time value of money. The actual contribution to future results of operations will be based on the market prices at the time of settlement and may be more or less than fair value estimates used at the balance sheet dates.

F2-14

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, trading securities, receivables, payables and derivative instruments. The carrying values of items comprising current assets and current liabilities approximate fair value due to the short-term nature of these instruments.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of derivative instruments and accounts receivable. Derivative instruments are exposed to credit risk from counterparties. The counterparty to the Company’s derivative instruments consists of the financial institution where the Company maintains its line of credit and, therefore, the Company believes the counterparty risk is not significant. Accounts receivable are primarily from purchasers of oil and natural gas products, and exploration and production companies who own interests in properties the Company operates. The industry concentration has the potential to impact the Company’s overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry or other conditions.

Sales of oil and natural gas to three purchasers accounted for 82%, 90% and 73% of total oil and natural gas revenues during the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, respectively. If the Company were to lose a purchaser, we believe we could identify a substitute purchaser.

Note 6: Asset retirement obligations

A reconciliation of the Company’s asset retirement obligations is as follows:

	As of December 31, 2005	As of September 30, 2006

Beginning balance	$6,472	$11,811
Liabilities incurred in current period	18	130
Liabilities settled in current period	(57)	(32)
Accretion expense	744	758
Revisions of estimated cash flows	4,634	—

Ending ARO balance	$11,811	$12,667

Note 7: Related party transactions

The Company purchases oilfield goods, services and equipment from Green Country Supply, Inc. (“Green Country”), an entity with common owners as the Company. During the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, purchases from Green Country totaled $7,770, $10,446, and $7,538, respectively.

F2-15

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

As of December 31, 2005 and September 30, 2006, the accounts payable-related party consisted of $1,311 and $1,258, respectively, of cash amounts from Green Country that were transferred for cash management purposes and $567 and $647 of amounts outstanding related to purchases from Green Country.

During 2006, the Company sold certain properties to HB&R Oil Co, LLC (“HB&R”) for $464. HB&R is wholly owned by a shareholder and director of the Company. All accounts receivable related to the sale were received in October 2006. Other related party accounts receivable as of December 31, 2005 and September 30, 2006 consists of $377 and $297, respectively, from Green Country and $314 and $106, respectively, from certain owners for joint interest billings.

Note 8: Retirement benefits

The Company provides a 401(k) retirement plan for all full-time employees with at least one month of service. The Company provides an annual discretionary match of employee contributions which is not required by the plan. The Company has no additional obligation related to the plan. At December 31, 2004 and 2005, and September 30, 2006, there were 263, 272 and 248 employees, respectively, participating in the plan. Contributions recognized by the Company totaled $118, $132 and $122 for the years ended December 31, 2004 and 2005, and the nine months ended September 30, 2006, respectively.

Note 9: Capital stock

On January 28, 2005, the Company was recapitalized by authorizing 20,000 shares of $1 par value Class A voting stock of which 20,000 are issued and outstanding and authorizing 30,000,000 shares of $.001 par value Class B nonvoting stock of which 20,000,000 shares are issued and outstanding. All stock outstanding prior to January 28, 2005 was cancelled.

Note 10: Commitments and contingencies

The Company has a $100,000 revolving credit agreement with a maximum borrowing base of $66,000. The agreement allows the Company a choice of an interest rate based on Bank of Oklahoma prime or the London Interbank Offered Rate (“LIBOR”). The choice of interest rates determines the interest payment due date. The note is secured by oil and gas properties and certain related equipment and oil and gas inventories. There were no borrowings under the credit agreement at December 31, 2005 or September 30, 2006.

The Company has entered into operating lease agreements for the use of office space and equipment rental on oil and gas properties. Rent expense for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006 was $374, $601 and $396, respectively.

Various claims and lawsuits, incidental to the ordinary course of business, are pending both for and against the Company. In the opinion of management, all matters are not expected to have a material effect on the Company’s combined financial position or combined results of operations.

F2-16

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Note 11: Oil and gas activities

The Company’s oil and gas activities are conducted entirely in the United States. Costs incurred in oil and gas producing activities are as follows:

	2004	2005	2006

Property acquisition costs	$5,240	$66	$707
Development costs	2,746	4,847	4,852
Exploration costs	77	562	84
Asset retirement costs	80	4,652	130

Total	$8,143	$10,127	$5,773

Note 12: Disclosures about oil and gas activities (unaudited)

The estimate of proved reserves and related valuations were based upon the report of Lee Keeling and Associates, Inc., independent petroleum and geological engineers, in accordance with the provisions of SFAS No. 69, Disclosures about Oil and Gas Producing Activities. Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time.

F2-17

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

The Company’s oil and gas reserves are attributable solely to properties within the United States. A summary of the Company’s changes in quantities of proved oil and gas reserves for the years ending December 31, 2004 and 2005 and the nine months ending September 30, 2006 is as follows:

	Oil (Mbbls)	Gas (MMcf)	Total (Mmcfe)

Balance at January 1, 2004	43,311	13,291	273,157
Purchase of minerals in place	170	—	1,020
Extensions and discoveries	277	80	1,742
Revisions	7,313	1,032	44,910
Production	(1,739)	(1,260)	(11,694)

Balance at December 31, 2004	49,332	13,143	309,135
Revisions	13,657	2,072	84,014
Production	(1,618)	(1,139)	(10,847)

Balance at December 31, 2005	61,371	14,076	382,302
Revisions	6,025	(532)	35,618
Production	(1,152)	(842)	(7,754)

Balance at September 30, 2006	66,244	12,702	410,166

Proved developed reserves:
December 31, 2004	21,960	13,143	144,903

December 31, 2005	31,893	14,076	205,434

September 30, 2006	36,660	12,702	232,662

The following information was developed using procedures prescribed by SFAS No. 69. The standardized measure of discounted future net cash flows should not be viewed as representative of our current value. It and the other information contained in the following tables may be useful for certain comparative purposes, but should not be solely relied upon in evaluating us or our performance.

The Company believes that, in reviewing the information that follows, the following factors should be taken into account:

•	future costs and sales prices will probably differ from those required to be used in these calculations;

•	actual rates of production achieved in future years may vary significantly from the rates of production assumed in the calculations;

•	a 10% discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and

F2-18

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Under the standardized measure, future cash inflows were estimated by applying year-end oil and gas prices, adjusted for location and quality differences, to the estimated future production of year-end proved reserves. Future cash inflows do not reflect the impact of future production that is subject to open derivative positions (see Note 5, “Derivative Financial Instruments”). Future cash inflows were reduced by estimated future development, abandonment and production costs based on year-end costs in order to arrive at net cash flows. Use of a 10% discount rate and year-end prices and costs are required by SFAS No. 69.

In general, management does not rely on the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable and possible as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

	2004	2005	2006

Future cash flows	$2,190,008	$3,804,834	$4,165,837
Future production costs	(1,202,206)	(1,879,787)	(1,972,746)
Future development and abandonment costs	(199,524)	(400,211)	(400,996)

Net future cash flows	788,278	1,524,836	1,792,095
Less effect of 10% discount factor	(485,518)	(988,606)	(1,185,990)

Standardized measure of discounted future net cash flows	$302,760	$536,230	$606,105

The changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

	2004	2005	2006

Beginning of year	$175,905	$302,760	$536,230
Sale of oil and gas produced, net of production costs	(41,022)	(55,489)	(51,292)
Net changes in prices and production costs.	103,483	238,765	53,282
Extensions and discoveries	1,768	—	—
Changes in future development costs	(30,324)	(150,295)	(2,026)
Revisions of previous quantity estimates	52,851	162,554	67,267
Purchases and sales of reserves in place, net	901	—	—
Accretion of discount	17,761	30,469	40,463
Changes in production rates and other	21,437	7,466	(37,819)

End of year	$302,760	$536,230	$606,105

F2-19

Calumet Oil Company and subsidiary and

JMG Oil & Gas, LP

Notes to combined financial statements — (continued)

(dollars in thousands, unless otherwise noted)

Average prices in effect at December 31, 2004 and 2005 and September 30, 2006 used in determining future net revenues related to the standardized measure calculation are as follows:

	2004	2005	2006

Oil (per Bbl)	$43.51	$61.04	$62.96
Gas (per Mcf)	$6.35	$10.08	$4.17

Note 13: Event (unaudited) subsequent to date of auditors report

On October 31, 2006, all of the outstanding capital stock of Calumet, all of the membership interests of its affiliates and all of the limited partnership interests of JMG were acquired by Chaparral Energy, Inc. for $500 million. Also, on October 31, 2006 and in connection with the sale, the Company awarded and paid a $10 million severance bonus to its employees and directors.

F2-20

Report of independent registered public accounting firm

General Partner

CEI Bristol Acquisition, LP

We have audited the accompanying balance sheets of CEI Bristol Acquisition, LP as of December 31, 2003 and 2004, and the related statements of operations, partners’ capital and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CEI Bristol Acquisition, LP as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 2003, the Partnership changed its method of accounting for asset retirement obligations.

/s/    GRANT THORNTON LLP

Oklahoma City, Oklahoma

September 28, 2005

F3-1

CEI Bristol Acquisition, LP

Balance sheets

	December 31,		September 30,
(in thousands)	2003	2004	2005 (unaudited)

Assets

Current assets
Cash and cash equivalents	$1,897	$2,804	$44,486
Accounts receivable	10,482	6,697	7,201
Other assets	262	1,282	520

Total current assets	12,641	10,783	52,207
Oil & gas properties, net, using the successful efforts methods	56,942	56,328	61,869
Other assets	10	3	—

	$69,593	$67,114	$114,076

Liabilities and Partners’ Capital

Current liabilities
Accounts payable and accrued liabilities	$6,450	$2,986	$5,316
Current portion of notes payable	—	—	16,000
Short-term hedge instruments	8,006	10,387	42,108

Total current liabilities	14,456	13,373	63,424

Hedge instruments	9,641	11,295	—

Asset retirement obligations	215	254	1,001

Partners’ capital
Limited and general partners	61,893	63,221	88,949
Accumulated other comprehensive loss	(16,612)	(21,029)	(39,298)

	45,281	42,192	49,651

	$69,593	$67,114	$114,076

F3-2

CEI Bristol Acquisition, LP

Statements of operations

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2002	2003	2004	2004 (unaudited)	2005 (unaudited)

Revenues
Oil and gas sales	$21,682	$31,423	$44,310	$33,148	$29,773
Hedge loss	(1,892)	(9,424)	(10,892)	(7,767)	(12,836)

Total revenues	19,790	21,999	33,418	25,381	16,937

Costs and expenses
Lease operating	9,767	7,128	9,507	6,617	6,867
Production tax	2,028	2,401	3,605	2,590	2,458
Depreciation, depletion and amortization	7,135	5,430	8,571	6,143	4,818
Impairment of oil and gas properties	1,783	3,764	2,180	1,134	—
General and administrative	180	202	351	303	196

Total costs and expenses	20,893	18,925	24,214	16,787	14,339
Operating income (loss)	(1,103)	3,074	9,204	8,594	2,598
Other income (expense)	509	43	123	(39)	20
Income (loss) before accounting change	(594)	3,117	9,327	8,555	2,618
Cumulative effect of change in accounting principal	—	(35)	—	—	—

Net income (loss)	$(594)	$3,082	$9,327	$8,555	$2,618

F3-3

CEI Bristol Acquisition, LP

Statement of partners’ capital

Years ended December 31, 2002, 2003, and 2004 and for the nine-month period ended September 30, 2005

(unaudited)

(in thousands)	General Partner	Limited Partner	Accumulated other comprehensive loss	Total

Balance at January 1, 2002	$625	$61,873	$(3,713)	$58,785
Net loss	(6)	(588)	—	(594)

Other comprehensive loss
Reclassification adjustment for hedge losses	—	—	1,804	1,804
Unrealized loss on hedges	—	—	(11,621)	(11,621)

Total comprehensive loss				(10,411)
Distributions	(39)	(3,812)	—	(3,851)
Contributions	20	1,970	—	1,990

Balance at December 31, 2002	600	59,443	(13,530)	46,513
Net income	31	3,051	—	3,082

Other comprehensive loss
Reclassification adjustment for hedge losses	—	—	8,477	8,477
Unrealized loss on hedges	—	—	(11,559)	(11,559)

Total comprehensive loss				—
Distributions	(85)	(8,464)	—	(8,549)
Contributions	73	7,244	—	7,317

Balance at December 31, 2003	619	61,274	(16,612)	45,281
Net income	93	9,234	—	9,327

Other comprehensive income
Reclassification adjustment for hedge losses	—	—	11,273	11,273
Unrealized loss on hedges	—	—	(15,690)	(15,690)

Total comprehensive income				4,910
Distributions	(152)	(15,082)	—	(15,234)
Contributions	72	7,163	—	7,235

Balance at December 31, 2004	632	62,589	(21,029)	42,192
Net income (unaudited)	26	2,592	—	2,618

Other comprehensive loss (unaudited)
Reclassification adjustment for hedge losses	—	—	10,679	10,679
Unrealized loss on hedges	—	—	(28,948)	(28,948)

Total comprehensive loss				(15,651)
Distributions (unaudited)	(63)	(6,229)	—	(6,292)
Contributions (unaudited)	454	28,948	—	29,402

Balance at September 30, 2005 (unaudited)	1,049	87,900	(39,298)	49,651

F3-4

CEI Bristol Acquisition, LP

Statements of cash flows

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2002	2003	2004	2004 (unaudited)	2005 (unaudited)

Cash flows from operating activities
Net income (loss)	$(594)	$3,082	$9,327	$8,555	$2,618
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, depletion & amortization	7,135	5,430	8,571	6,143	4,818
Cumulative effect of accounting change	—	35	—	—	—
Impairment on oil and gas properties	1,783	3,764	2,180	1,134	—
(Gain) loss on hedge ineffectiveness	88	947	(381)	112	2,157
Gain on sale of oil and gas properties	(494)	(37)	(42)	120	—
Change in assets and liabilities
Decrease (increase) in accounts receivable	(714)	(6,440)	3,785	3,865	(504)
(Increase) decrease in other assets	37	72	(1,020)	119	761
(Increase) decrease in accounts payable and accrued liabilities	(690)	3,675	(3,469)	(3,653)	1,320

Net cash provided by operating activities	6,551	10,528	18,951	16,395	11,170
Cash flows from investing activities
Purchase of oil and gas properties	(8,112)	(8,863)	(10,444)	(6,877)	(8,598)
Proceeds from dispositions of oil and gas properties	4,060	785	399	389	—

Net cash used in investing activities	(4,052)	(8,078)	(10,045)	(6,488)	(8,598)
Cash flows from financing activities
Proceeds from notes payable	—	—	—	—	16,000
Distributions to partners	(3,851)	(8,549)	(15,234)	(11,895)	(6,292)
Capital contributions	1,990	7,317	7,235	2,988	29,402

Net cash (used in) provided by financing activities	(1,861)	(1,232)	(7,999)	(8,907)	39,110

Net increase in cash and cash equivalents	638	1,218	907	1,000	41,682
Cash and cash equivalents at beginning of year	41	679	1,897	1,897	2,804

Cash and cash equivalents at end of year	$679	$1,897	$2,804	$2,897	$44,486

Supplemental Disclosure of Noncash Investing Activities

During the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005, the Partnership recorded an asset and related liability of $9, $34, and $1,674 associated with the asset retirement obligation on acquisition and/or development of oil and gas properties.

Effective on January 1, 2003, the Company recorded the cumulative effect of SFAS No. 143 for asset retirement obligations, as follows:

Increase in oil and gas properties	$167
Increase in asset retirement obligations	(202)

Cumulative effect of accounting change	$(35)

F3-5

CEI Bristol Acquisition, LP

Notes to financial statements

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

Note 1: Nature of operations and summary of accounting policies

CEI Bristol Acquisition, LP (the “Partnership”) was organized effective February 10, 2000 under the laws of the state of Texas and commenced oil and gas operations on September 28, 2000. The Partner-ship is involved in the acquisition, drilling, development, and production of oil and gas properties.

The general partner receives 1% of revenue and expense items until repayment of the capital investment of the 99% limited partner. Once the limited partner has received cash distributions in the amount of capital contributions, plus amounts to yield an annual rate return of 11%, as defined by the “Cumulative Payout” agreement, the general partner will receive an additional 34% of revenues and expenses.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Interim financial statements

The financial information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the results of the interim periods. The results of operations for the nine month period ended September 30, 2005 are not necessarily indicative of the results of operations that will be realized for the year ended December 31, 2005.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates based on knowledge and experience; accordingly, actual results could differ from those estimates. Significant estimates affecting these financial statements include estimates for quantities of proved oil and gas reserves, asset retirement obligations and others, and are subject to change.

Cash and cash equivalents

The Partnership considers all highly liquid investments with maturities of three months or less to be cash equivalents.

The Partnership maintains its cash and cash equivalents in bank deposit accounts and money market funds which may not be federally insured. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such accounts. At December 31, 2003 and 2004, the Partnership has cash and cash equivalents of approximately $1,472 and $2,380, respectively, at one financial institution. Cash and cash equivalents at September 30, 2005 included $42,108 used on October 3, 2005 to terminate the swaps.

F3-6

CEI Bristol Acquisition, LP

Notes to financial statements—(continued)

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

Accounts receivable

The Partnership has receivables from oil and gas purchasers which are generally uncollateralized. The Partnership generally reviews these parties for credit worthiness and general financial condition. The Partnership maintains its allowance by considering the length of time past due and previous loss history among other things.

Oil and gas properties

The Partnership uses the successful efforts method of accounting for oil and gas properties and activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells which result in the discovery of proved reserves, and to drill and equip developmental wells are capitalized. Costs relating to unsuccessful exploration, geological and geophysical costs, costs of carrying and retaining unproved properties, and costs of abandoned properties are expensed.

Capitalized proved property acquisition costs are amortized by field using the unit-of-production method based on estimates of proved reserve quantities. Capitalized exploration well costs and development costs (plus estimated future equipment dismantlement, surface restoration, and property abandonment costs, net of equipment salvage values) are amortized similarly by field based on estimates of proved reserve quantities. Due to uncertainties inherent in this estimation process, it is at least reasonably possible that reserve quantities will be revised in the near term.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized as income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

The Partnership periodically reviews the carrying value of proved oil and gas properties for impairment based upon the future estimated undiscounted cash flows from these properties on a field-by-field basis. The Partnership’s estimated future cash flows and reserve quantities are based upon the latest current market prices generally using forward pricing curves at the time the impairment is determined, which may or may not reflect prices at the Partnership’s year-end. Based on this review, the carrying value of proved oil and gas properties that could not be recovered through these estimated cash flows are reduced to their fair value based upon estimated cash flows discounted at 10%. Significant unproved properties are assessed periodically on a prospect-by-prospect basis and any decline in fair value below cost is recorded as impairment expense. Unproved properties which are not individually significant are periodically

F3-7

CEI Bristol Acquisition, LP

Notes to financial statements—(continued)

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

assessed for impairment on a field-by-field basis using the Partnership’s drilling history and lease period.

Income taxes

Income taxes on net income of the Partnership are payable by the partners. Accordingly, no provision has been made for federal or state income taxes.

Revenue recognition

Oil and natural gas revenue is recognized when the product is delivered to the purchaser.

Gas balancing

In certain instances, the owners of the natural gas produced from a well will select different purchasers for their respective ownership interest in the wells. If one purchaser takes more than its ratable portion of the gas, the owners selling to that purchaser will be required to satisfy the imbalance in the future by cash payments or by allowing the other owners to sell more than their share of production. The Partnership recognizes income on the sales method and, accordingly, has recognized revenue on all production delivered to its purchasers. To the extent future reserves exist to enable the other owners to sell more than their ratable share of gas, no liability is recorded for the Partnership’s obligation for natural gas taken by its purchasers which exceeds the Partnership’s ownership interest of the well’s total production. The Partnership’s aggregate imbalance due to over production is approximately 360,000 thousand cubic feet (mcf) of gas and 343,000 mcf at December 31, 2003 and 2004, respectively. The Partnership’s aggregate imbalance due to under production is approximately 1,236,000 mcf and 1,134,000 mcf at December 31, 2003 and 2004, respectively.

Financial instruments

The Partnership’s financial instruments include cash and cash equivalents, receivables, and hedge instruments. The carrying amounts of cash and cash equivalents and receivables approximate fair value due to their short-term nature. Derivative instruments are carried at fair value.

Hedge transactions

The Partnership uses swaps and collars to reduce the effect of fluctuations in crude oil and natural gas prices. The Partnership accounts for these transactions in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires that the Partnership recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative and the resulting designation. Derivatives that are not hedges must be adjusted to fair value through income.

If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities,

F3-8

CEI Bristol Acquisition, LP

Notes to financial statements—(continued)

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

or firm commitments through income or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value will be immediately recognized in income.

Under SFAS No. 133, if a derivative which qualified for cash flow hedge accounting is liquidated or sold prior to maturity, the gain or loss at the time of termination would remain in accumulated other comprehensive income (loss) and would be amortized into oil and gas sales over the original term of the instrument. No derivatives were liquidated or sold prior to maturity during 2003 or 2004.

Asset retirement obligations

On January 1, 2003, the Partnership adopted SFAS No. 143 Accounting for Asset Retirement Obligations, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of oil and gas properties. The accretion of the asset retirement obligations is included in depreciation, depletion and amortization on the consolidated statements of income. The Company’s asset retirement obligations relate to estimated future plugging and abandonment expenses on its oil and gas properties and related facilities disposal. These obligations to abandon and restore properties are based upon estimated future costs which may change based upon future inflation rates and changes in statutory remediation rules.

Upon adoption in 2003, the Partnership recorded a net asset of $167, a related liability of $202 (using an 8.5% discount rate) and a cumulative loss effect of accounting change of $35. The pro forma balance of the asset retirement obligation at January 1, 2002 and 2003 would have been $170 and $202, respectively, and pro forma net income (loss) would have been ($515) and $3,117 for the years ended December 31, 2002 and 2003, respectively.

The activity incurred in the asset retirement obligation since adoption is as follows:

	As of December 31,		As of September 30,
	2003	2004	2005

Beginning balance	$—	$222	$264
Adoption of SFAS No. 143	202	—	—
Liabilities incurred in current period	9	5	—
Liabilities settled in current period	(6)	(12)	(8)
Accretion expense	17	21	92
Revisions of estimated cash flows	—	28	1,673

Ending ARO balance	222	264	2,021
Less current portion	7	10	1,020

	$215	$254	$1,001

F3-9

CEI Bristol Acquisition, LP

Notes to financial statements—(continued)

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

Recently issued accounting standards

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. SFAS 153 specifies the criteria required to record a nonmonetary asset exchange using carryover basis. SFAS 153 is effective for nonmonetary asset exchanges occurring after July 1, 2005. The Partnership adopted this statement in the third quarter of 2005, and it did not have a material effect on its financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 supersedes SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and APB Opinion No. 20, Accounting Changes. SFAS No. 154 requires, unless impracticable, retrospective application to prior periods’ financial statements of changes in accounting principle. The provisions of SFAS No. 154 also require that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Note 2: Oil and gas properties

Oil and gas properties consist of the following at December 31:

	2003	2004

Leasehold costs	$60,523	$60,503
Tangible equipment costs	6,498	8,800
Intangible drilling costs	14,262	21,785
Asset retirement costs	171	196

	81,454	91,284
Less accumulated depletion, depreciation, and amortization	24,512	34,956

	$56,942	$56,328

Note 3: Hedging activities

The results of operations and operating cash flows are impacted by changes in market prices for oil and gas. To mitigate a portion of this exposure, the Partnership has entered into derivative instruments. The Partnership’s derivative instruments covered approximately 56% and 44% of oil and gas production, respectively, for the year ended December 31, 2004. All derivative instruments have been entered into and designated as hedges of oil and gas price risk and not for speculative or trading purposes. As of December 31, 2004, the Partnership’s derivative

F3-10

CEI Bristol Acquisition, LP

Notes to financial statements—(continued)

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

instruments were comprised solely of swaps. For swap instruments, the Partnership receives a fixed price for the hedged commodity and pays a floating market price, as defined in each instrument, to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount to or from the counterparty. These swaps have been designated and have qualified as cash flow hedge instruments.

The estimated fair values of derivative instrument liabilities as of December 31, 2004 were approximately $4,595 and $17,087 for oil swaps and gas swaps, respectively. The carrying values of these instruments are equal to the estimated fair values. The fair value of the derivative instruments was established using appropriate valuation methodologies in accordance with SFAS No. 133, as amended. The actual contribution to future results of operations will be based on the market prices at the time of settlement and may be more or less than fair value estimates used at the balance sheet dates.

Hedge loss reported in oil and gas sales is comprised of the following for the years ended December 31:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004 (unaudited)	2005 (unaudited)

Reclassification of settled contracts	$1,804	$8,477	$11,273	$7,655	$10,679
(Gain) loss on ineffective portion of derivative qualifying for hedge accounting	88	947	(381)	112	2,157

	$1,892	$9,424	$10,892	$7,767	$12,836

The Partnership expects to transfer approximately $24,649 of the balance in accumulated other comprehensive loss, based upon market prices at September 30, 2005, to income during the next 12 months when the forecasted transactions actually occur. All forecasted transactions hedged as of September 30, 2005 are expected to occur by December 1, 2007.

Note 4: Related party transactions

The general partner manages, controls, administers, and operates the business affairs of the Partnership. The Partnership compensates the general partner for services provided to the Partnership through a management fee. Management fees paid by the Partnership were approximately $79, $89 and $228 for the years ended December 31, 2002, 2003 and 2004, respectively.

The parent company of the general partner acts as operator of certain Partnership wells and receives overhead reimbursements as provided in operating agreements. Fees paid for these overhead reimbursements were approximately $1,630, $939 and $1,018 for the years ended December 31, 2002, 2003 and 2004. At December 31, 2003 and 2004, the Partnership had

F3-11

CEI Bristol Acquisition, LP

Notes to financial statements—(continued)

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

accounts payable of approximately $5,332 and $1,444 respectively, due to the parent company of the general partner.

Note 5: Oil and gas activities

The Company’s oil and gas activities are conducted entirely in the United States. Costs incurred in oil and gas producing activities are as follows for the years ended December 31:

	2002	2003	2004

Property acquisition costs	$74	$270	$386
Development costs	7,684	8,610	9,903
Exploration costs	635	59	185
Asset retirement costs	—	171	25

Total	$8,393	$9,110	$10,499

Net capitalized costs related to the Company’s oil and gas producing activities are summarized as follows:

	2003	2004

Proven oil and gas properties	$81,450	$91,272
Unproven oil and gas properties	4	12
Accumulated depreciation, depletion, and amortization	(24,512)	(34,956)

Oil and gas properties, net	$56,942	$56,328

Note 6: Disclosures about oil and gas activities (unaudited)

The estimate of proved reserves and related valuations were based upon the reports of Cawley, Gillespie & Associates, Inc. and Lee Keeling and Associates, Inc., each independent petroleum and geological engineers, and the Company’s engineering staff, in accordance with the provisions of SFAS No. 69, Disclosures about Oil and Gas Producing Activities. Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time.

F3-12

CEI Bristol Acquisition, LP

Notes to financial statements—(continued)

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

The Partnership’s oil and gas reserves are attributable solely to properties within the United States. A summary of the Partnership’s changes in quantities of proved oil and gas reserves for the years ended December 31, 2002, 2003, and 2004 are as follows:

	Oil (Mbbls)	Gas (MMcf)	Total (Mmcfe)

Balance at January 1, 2002	2,865	54,841	72,031
Purchase of minerals in place	270	9,763	11,383
Sales of minerals in place	(316)	(3,868)	(5,764)
Extensions and discoveries	4	757	781
Revisions	618	5,711	9,419
Improved recoveries	183	1,941	3,039
Production	(346)	(4,819)	(6,895)

Balance at December 31, 2002	3,278	64,326	83,994
Purchase of minerals in place	121	2,405	3,131
Sales of minerals in place	(19)	(13)	(127)
Extensions and discoveries	63	3,298	3,676
Revisions	(556)	2,110	(1,226)
Improved recoveries	98	977	1,565
Production	(277)	(4,268)	(5,930)

Balance at December 31, 2003	2,708	68,835	85,083
Purchase of minerals in place	143	6,334	7,192
Sales of minerals in place	—	—	—
Extensions and discoveries	19	4,014	4,128
Revisions	186	(471)	645
Improved recoveries	58	642	990
Production	(275)	(6,315)	(7,965)

Balance at December 31, 2004	2,839	73,039	90,073

Proved developed reserves:
December 31, 2002	3,057	56,511	74,853

December 31, 2003	2,550	61,691	76,991

December 31, 2004	2,568	58,918	74,326

The following information was developed using procedures prescribed by SFAS No. 69. The standardized measure of discounted future net cash flows should not be viewed as representative of our current value. It and the other information contained in the following tables may be useful for certain comparative purposes, but should not be solely relied upon in evaluating us or our performance.

F3-13

CEI Bristol Acquisition, LP

Notes to financial statements—(continued)

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

The Partnership believes that, in reviewing the information that follows, the following factors should be taken into account:

•	future costs and sales prices will probably differ from those required to be used in these calculations;

•	actual rates of production achieved in future years may vary significantly from the rates of production assumed in the calculations;

•	a 10% discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and

•	future net revenues may be subject to different rates of income taxation.

Under the standardized measure, future cash inflows were estimated by applying year-end oil and gas prices, adjusted for location and quality differences, to the estimated future production of year-end proved reserves. Future cash inflows do not reflect the impact of future production that is subject to open hedge positions (see Note 3, “Hedge Activities and Financial Instruments”). Future cash inflows were reduced by estimated future development, abandonment and production costs based on year-end costs in order to arrive at net cash flows before tax. Future income tax expense has been computed by applying year-end statutory tax rates to aggregate future pre-tax net cash flows reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate and year-end prices and costs are required by SFAS No. 69.

In general, management does not rely on the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable and possible as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

	2002	2003	2004

Future cash flows	$362,422	$440,169	$530,846
Future production costs	(132,711)	(157,055)	(178,721)
Future development and abandonment costs	(9,336)	(8,419)	(17,797)

Net future cash flows	220,375	274,695	334,328
Less effect of 10% discount factor	(108,872)	(134,255)	(169,125)

Standardized measure of discounted future net cash flows	$111,503	$140,440	$165,203

Future cash flows as shown above were reported without consideration for the effects of hedging transactions outstanding at each period end. If the effects of hedging transactions were

F3-14

CEI Bristol Acquisition, LP

Notes to financial statements—(continued)

(Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited)

(dollars in thousands, unless otherwise noted)

included in the computation, then future cash flows would have decreased by $19,908, $24,647 and $22,272 in 2002, 2003, and 2004, respectively.

The changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

	2002	2003	2004

Beginning of year	$58,413	$111,503	$140,440
Sale of oil and gas produced, net of production costs	(9,887)	(21,894)	(31,198)
Net changes in prices and production costs	15,318	9,439	9,986
Extensions and discoveries	1,296	5,123	2,471
Improved recoveries	8,683	9,664	5,696
Changes in future development costs	(5,207)	2,501	(6,846)
Development costs incurred during the period that reduced future development costs	194	1,361	2,491
Revisions of previous quantity estimates	9,681	(1,797)	1,121
Purchases and sales of reserves in place, net	15,133	15,296	17,468
Accretion of discount	5,841	11,150	14,044
Changes in production rates and other	12,038	(1,906)	9,530

End of year	$111,503	$140,440	$165,203

Average prices in effect at December 31, 2002, 2003, and 2004 used in determining future net revenues related to the standardized measure calculation are as follows:

	2002	2003	2004

Oil (per Bbl)	$31.23	$32.55	$43.46
Gas (per Mcf)	$4.59	$5.83	$6.19

Note 7: Event (unaudited) subsequent to date of auditors report

On September 30, 2005, the limited partner interest of the Partnership was purchased by an affiliate of the general partner. As a part of the purchase, the Partnership borrowed $16,000 from General Electric Capital Corporation (GECC) and received a $26,108 contribution from the general partner. These proceeds were used to fund the settlement of the Partnership’s hedges on October 3, 2005. The $16,000 owed to GECC is part of a $132,000 note payable due June 30, 2006, bears interest at LIBOR plus 2% and is collateralized by the oil and gas properties of the Partnership.

On December 1, 2005, the parent company of the general partner issued 8 1/2% Senior Notes in the amount of $325,000, due December 1, 2015. The proceeds from the notes were used to pay the $132,000 note payable, including the $16,000 owed by the Partnership.

On December 31, 2005, the Partnership was dissolved and all assets were transferred to the parent of the general and limited partner or its subsidiaries.

F3-15

Proved reserves at year-end

Annual production

Proved reserves replacement ratio

(1)	CAGR means compound annual growth rate.

                     shares

Common stock

Prospectus

JPMorgan

Banc of America Securities LLC

Lehman Brothers

Comerica Securities

Fortis Securities

                    , 2007

Until                     , 2007 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the NYSE listing fee.

Securities and Exchange Commission registration fee	$36,915
NASD filing fee	35,000
NYSE listing fee
Accounting fees and expenses	100,000
Legal fees and expenses	250,000
Printing and engraving expenses	250,000
Transfer agent and registrar fees and expenses	5,000
Other expenses

Total	$2,000,000

Item 14. Indemnification of directors and officers

We are a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity under certain circumstances to directors, officers employees or agents in connection with actions, suits or proceedings, by reason of the fact that the person is or was a director, officer, employee or agent, against expenses and liabilities incurred in such actions, suits or proceedings so long as they acted in good faith and in a manner the person reasonable believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action if they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate.

As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.

As permitted by Delaware law, our certificate of incorporation provides that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law.

As permitted by Delaware law, our bylaws provide that:

•	we may indemnify our other employees and agents, subject to very limited exceptions;

•

we are required to advance expenses (including without limitation, attorneys’ fees), as incurred, to our directors and officers in connection with a legal proceeding, subject to very limited exceptions; and

•	the rights conferred in our bylaws are not exclusive.

The indemnification provisions in our certificate of incorporation may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Under Delaware law, corporations also have the power to purchase and maintain insurance for directors, officers, employees and agents.

Prior to the closing of the offering, it is contemplated that Chaparral and its subsidiaries will be covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers, or trustees, subject to limitations and conditions as set forth in the policies.

The foregoing discussion of our certificate of incorporation and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation or law.

Item 15. Recent sales of unregistered securities

The following is a description of all securities that the registrant has sold within the past three years without registering the securities under the Securities Act:

Chaparral Energy, Inc. was incorporated in the state of Delaware on September 14, 2005 as a wholly owned subsidiary of Chaparral, L.L.C. for the sole purpose of merging with Chaparral, L.L.C. At the time of formation, Chaparral Energy, Inc. issued 1,000 shares of its common stock to Chaparral, L.L.C., its sole stockholder, for $1,000 in a transaction exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended. Chaparral, L.L.C. merged with and into Chaparral Energy, Inc. effective September 16, 2005, with Chaparral Energy, Inc. surviving the merger. At the effective time of the merger, all shares of capital stock of Chaparral Energy, Inc. issued and outstanding prior to the merger were cancelled and all units of Chaparral, L.L.C. issued and outstanding prior to the merger were converted to shares of the surviving entity, Chaparral Energy, Inc.

On December 1, 2005, we sold $325.0 million aggregate principal amount of our 8 1/2% Senior Notes due 2015 to J.P. Morgan Securities Inc., Banc of America Securities LLC, Lehman Brothers Inc., Comerica Securities, Inc., Fortis Securities, Inc. and RBS Greenwich Capital Inc., as the initial purchasers, in a transaction exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended. The initial purchasers will resell the 8 1/2% Senior Notes due 2015 in private transactions in conformance with Rule 144A or Regulation S under the Securities Act of 1933. The net proceeds from the offering were approximately $316.0 million after deducting the initial purchasers’ discounts and estimated offering expenses.

On September 29, 2006, we sold 102,000 shares of our common stock to Chesapeake Energy Corporation for an aggregate cash purchase price of $102 million. The shares were sold pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

On January 18, 2007, we sold $325.0 million aggregate principal amount of our 8 7/8% Senior Notes due 2017 to J.P. Morgan Securities Inc., Banc of America Securities LLC, and RBS Greenwich Capital Inc., as the initial purchasers, in a transaction exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended. The initial purchasers will resell the 8 7/8% Senior Notes due 2017 in private transactions in conformance with Rule 144A or Regulation S under the Securities Act of 1933. The net proceeds from the offering were approximately $315.5 million after deducting the initial purchasers’ discounts and estimated offering expenses.

Item 16. Exhibits and financial statement schedules

(a)	The following exhibits are filed herewith:

Number		Exhibit

1.1	***	Form of Underwriting Agreement

3.1	*

Certificate of Incorporation of Chaparral Energy, Inc. (the “Company”), dated as of September 14, 2005. (Incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-134748), filed on June 6, 2006)

3.2	*

Amended and Restated Certificate of Incorporation of the Company, dated as of September 26, 2006. (Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 14, 2006)

3.3	*	Bylaws of the Company, dated as of September 14, 2005. (Incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-134748), filed on June 6, 2006)

3.4	*	Amended and Restated Bylaws of the Company, dated as of September 26, 2006. (Incorporated by reference to Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q, filed on November 14, 2006)

3.5	*

Agreement and Plan of Merger, dated as of September 15, 2005, by and between the Company and Chaparral, L.L.C. (Incorporated by reference to Exhibit 3.2 to Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

4.1	***	Specimen Common Stock Certificate

4.2	*

Form of 8 1/2% Senior Note due 2015 (included in Exhibit 4.3). (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

4.3	*

Indenture, dated as of December 1, 2005, among the Company, as Issuer, the subsidiaries of the Company party thereto as Guarantors and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

4.4	*

First Supplemental Indenture, dated as of August 24, 2006, to Indenture dated as of December 1, 2005 among the Company, as Issuer, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on August 28, 2006)

Number		Exhibit
4.5	*

Second Supplemental Indenture, dated as of October 31, 2006, to Indenture dated as of December 1, 2005 among the Company, as Issuer, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on November 6, 2006)

4.6	*

Indenture dated January 18, 2007, among the Company, as Issuer, the subsidiaries of the Company party thereto as Guarantors and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on January 24, 2007)

4.7	*

Form of 8 7/8% Senior Note due 2017 (included in Exhibit 4.6). (Incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on January 24, 2007)

5.1	***	Opinion of Andrews Kurth LLP

10.1	*	Form of Mortgage (Incorporated by reference to Exhibit 10.4 to Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

10.2	*

Limited Partner Interest Purchase and Sale Agreement, dated September 29, 2005, by and between TIFD III-X LLC and CEI Acquisition, L.L.C. (Incorporated by reference to Exhibit 10.5 to Form S-1, (SEC File No. 333-130749), filed on December 29, 2005)

10.3	*

Form of Indemnification Agreements, between the Company and each of the directors and certain executive officers thereof (Incorporated by reference to Exhibit 10.6 to Form S-4 (SEC File No. 333-134748), filed on June 6, 2006)

10.4	*	Form of Assignment of Overriding Royalty Interest to James M. Miller (Incorporated by reference to Exhibit 10.7 to Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

10.5	*†	Phantom Unit Plan (Incorporated by reference to Exhibit 10.8 to Form S-1 (SEC File No. 333-130749), filed on February 14, 2006)

10.6	*†	Letter Agreement dated June 14, 2005 re: Conditional Employment Offer with Joseph O. Evans (Incorporated by reference to Exhibit 10.9 to Form S-1 (SEC File No. 333-130749), filed on February 14, 2006)

10.7	*

Common Stock Purchase Agreement, dated as of September 1, 2006, by and among the Company, Chesapeake Energy Corporation, Altoma Energy and Fischer Investments, L.L.C. (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on November 14, 2006)

10.8	*

Stockholders’ Agreement, dated as of September 29, 2006, by and among the Company, Chesapeake Energy Corporation, Altoma Energy and Fischer Investments, L.L.C. (Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 14, 2006)

Number		Exhibit
10.9	*

Seventh Restated Credit Agreement, dated as of October 31, 2006, by and among the Company, Chaparral Energy, L.L.C., in its capacity as Borrower Representative for the Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, and each of the Lenders named therein. (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on November 6, 2006)

10.10	*

First Amendment to Seventh Restated Credit Agreement, dated as of May 11, 2007, by and among the Company, Chaparral Energy, L.L.C., as Borrower Representative for the Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto. (Incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q, filed May 15, 2007)

10.11	*

Securities Purchase Agreement, dated as of September 16, 2006, by and among the Company, Calumet Oil Company, JMG Oil & Gas, L.P., J.M. Graves L.L.C. and each of the Sellers party thereto. (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on November 6, 2006)

10.12	*

First Amendment to Securities Purchase Agreement, dated as of October 31, 2006, by and among the Company, Calumet Oil Company, JMG Oil & Gas, L.P., J.M. Graves L.L.C. and each of the Sellers party thereto. (Incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on November 6, 2006)

10.13	*

Registration Rights Agreement dated January 18, 2007, among the Company, the guarantors party thereto and the initial purchasers party thereto. (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on January 24, 2007)

21.1	*	Subsidiaries of Chaparral Energy, Inc. (Incorporated by reference to Exhibit 10.21 to the Company’s Annual Report of Form 10-K, filed on April 2, 2007)

23.1	**	Consent of Grant Thornton LLP

23.2	**	Consent of Cawley, Gillespie & Associates, Inc.

23.3	**	Consent of Lee Keeling & Associates, Inc.

23.4	***	Consent of Andrews Kurth LLP (included in Exhibit 5.1)

*	Incorporated by reference.
**	Filed herewith.
***	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

(b)	All financial statement schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oklahoma City, Oklahoma, on this 6th day of June, 2007.

CHAPARRAL ENERGY, INC.

By:	/s/ MARK A. FISCHER
Name:	Mark A. Fischer
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK A. FISCHER Mark A. Fischer	President, Chief Executive Officer and Chairman (Principal Executive Officer)	June 6, 2007

/s/ JOSEPH O. EVANS Joseph O. Evans	Chief Financial Officer, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)	June 6, 2007

/s/ CHARLES A. FISCHER, JR. Charles A. Fischer, Jr.	Director	June 6, 2007

Exhibit index

Number		Exhibit
1.1	***	Form of Underwriting Agreement

3.1	*

Certificate of Incorporation of Chaparral Energy, Inc. (the “Company”), dated as of September 14, 2005. (Incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-134748), filed on June 6, 2006)

3.2	*

Amended and Restated Certificate of Incorporation of the Company, dated as of September 26, 2006. (Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 14, 2006)

3.3	*	Bylaws of the Company, dated as of September 14, 2005. (Incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-4 (SEC File No. 333-134748), filed on June 6, 2006)

3.4	*	Amended and Restated Bylaws of the Company, dated as of September 26, 2006. (Incorporated by reference to Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q, filed on November 14, 2006)

3.5	*

Agreement and Plan of Merger, dated as of September 15, 2005, by and between the Company and Chaparral, L.L.C. (Incorporated by reference to Exhibit 3.2 to Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

4.1	***	Specimen Common Stock Certificate

4.2	*

Form of 8 1/2% Senior Note due 2015 (included in Exhibit 4.3). (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

4.3	*

Indenture, dated as of December 1, 2005, among the Company, as Issuer, the subsidiaries of the Company party thereto as Guarantors and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

4.4	*

First Supplemental Indenture, dated as of August 24, 2006, to Indenture dated as of December 1, 2005 among the Company, as Issuer, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on August 28, 2006)

4.5	*

Second Supplemental Indenture, dated as of October 31, 2006, to Indenture dated as of December 1, 2005 among the Company, as Issuer, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on November 6, 2006)

4.6	*

Indenture dated January 18, 2007, among the Company, as Issuer, the subsidiaries of the Company party thereto as Guarantors and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on January 24, 2007)

4.7	*

Form of 8 7/8% Senior Note due 2017 (included in Exhibit 4.6). (Incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on January 24, 2007)

Number		Exhibit
5.1	***	Opinion of Andrews Kurth LLP

10.1	*	Form of Mortgage (Incorporated by reference to Exhibit 10.4 to Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

10.2	*

Limited Partner Interest Purchase and Sale Agreement, dated September 29, 2005, by and between TIFD III-X LLC and CEI Acquisition, L.L.C. (Incorporated by reference to Exhibit 10.5 to Form S-1, (SEC File No. 333-130749), filed on December 29, 2005)

10.3	*

Form of Indemnification Agreements, between the Company and each of the directors and certain executive officers thereof (Incorporated by reference to Exhibit 10.6 to Form S-4 (SEC File No. 333-134748), filed on June 6, 2006)

10.4	*	Form of Assignment of Overriding Royalty Interest to James M. Miller (Incorporated by reference to Exhibit 10.7 to Form S-1 (SEC File No. 333-130749), filed on December 29, 2005)

10.5	*†	Phantom Unit Plan (Incorporated by reference to Exhibit 10.8 to Form S-1 (SEC File No. 333-130749), filed on February 14, 2006)

10.6	*†	Letter Agreement dated June 14, 2005 re: Conditional Employment Offer with Joseph O. Evans (Incorporated by reference to Exhibit 10.9 to Form S-1 (SEC File No. 333-130749), filed on February 14, 2006)

10.7	*

Common Stock Purchase Agreement, dated as of September 1, 2006, by and among the Company, Chesapeake Energy Corporation, Altoma Energy and Fischer Investments, L.L.C. (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on November 14, 2006)

10.8	*

Stockholders’ Agreement, dated as of September 29, 2006, by and among the Company, Chesapeake Energy Corporation, Altoma Energy and Fischer Investments, L.L.C. (Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 14, 2006)

10.9	*

Seventh Restated Credit Agreement, dated as of October 31, 2006, by and among the Company, Chaparral Energy, L.L.C., in its capacity as Borrower Representative for the Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, and each of the Lenders named therein. (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on November 6, 2006)

10.10	*

First Amendment to Seventh Restated Credit Agreement, dated as of May 11, 2007, by and among the Company, Chaparral Energy, L.L.C., as Borrower Representative for the Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto. (Incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q, filed May 15, 2007)

10.11	*

Securities Purchase Agreement, dated as of September 16, 2006, by and among the Company, Calumet Oil Company, JMG Oil & Gas, L.P., J.M. Graves L.L.C. and each of the Sellers party thereto. (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on November 6, 2006)

Number		Exhibit
10.12	*

First Amendment to Securities Purchase Agreement, dated as of October 31, 2006, by and among the Company, Calumet Oil Company, JMG Oil & Gas, L.P., J.M. Graves L.L.C. and each of the Sellers party thereto. (Incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on November 6, 2006)

10.13	*

Registration Rights Agreement dated January 18, 2007, among the Company, the guarantors party thereto and the initial purchasers party thereto. (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (SEC File No. 333-134748), filed on January 24, 2007)

21.1	*	Subsidiaries of Chaparral Energy, Inc. (Incorporated by reference to Exhibit 10.21 to the Company’s Annual Report of Form 10-K, filed on April 2, 2007)

23.1	**	Consent of Grant Thornton LLP

23.2	**	Consent of Cawley, Gillespie & Associates, Inc.

23.3	**	Consent of Lee Keeling & Associates, Inc.

23.4	***	Consent of Andrews Kurth LLP (included in Exhibit 5.1)

*	Incorporated by reference.
**	Filed herewith.
***	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.